
Wabtec
CORPORATION



2012 Annual Report

Profile

Wabtec Corporation provides highly engineered, value-added products and services to our freight rail, passenger transit and industrial customers around the world to help them increase their safety, efficiency and productivity. Through its subsidiaries, the company manufactures a range of products for locomotives, freight cars and passenger transit vehicles; builds new commuter and switcher locomotives; and manufactures cooling systems and related equipment for the power generation and transmission industry. We strive to combine practical innovations for our customers with the best in modern manufacturing and business practices to generate above-average, long-term returns for our shareholders, and to provide our employees with a safe, challenging and dynamic work environment.

This annual report contains forward-looking statements and includes assumptions about future market conditions, operations and results. These statements are based on current expectations and are subject to risks and uncertainties. They are made pursuant to safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Form 10-K and our other filings made with the Securities and Exchange Commission lists the factors that could cause actual results to differ materially from the forward-looking statements. In making these forward-looking statements, the company assumes no obligation to update them or advise of changes in the assumptions on which they were based.

CORPORATE INFORMATION

Transfer Agent and Registrar
Our transfer agent is responsible for shareholder records, issuance of stock certificates, and distribution of dividends and I.R.S. form 1099. Your requests, as shareholders, concerning these matters are most efficiently answered by communicating directly with:

Wells Fargo Shareowner Services
P.O. Box 64854
St Paul, MN 55164-0874

Street and overnight delivery address:
Wells Fargo Shareowner Services
MAC N9173-010
1110 Centre Point Curve, Suite 101
Mendota Heights, MN 55120

Toll-free number:
(800) 468-9716

Stock Exchange Listing
New York Stock Exchange
Ticker Symbol: WAB

Independent Public Accountants
Ernst & Young LLP
Pittsburgh, PA 15222

Form 10-K
This document includes the company's Form 10-K annual report.

Annual Meeting
May 14, 2013
11:30 a.m.
The Duquesne Club
Pittsburgh, PA 15219

Message from the CEO

Wabtec set records for sales and earnings in 2012, and continued to make strategic investments to drive future growth. This strong performance resulted in a higher year-end stock price for the 12th consecutive year – making Wabtec the only company on any U.S. stock exchange to achieve that distinction.

In our view, Wabtec has never been stronger financially and operationally. With our diverse business model, we are well positioned in compelling, global markets that we expect to grow over time as countries invest in their freight rail, passenger transit and power generation infrastructure.

Within this framework, our long-term goal is to generate, on average, double-digit growth in earnings per diluted share through the business cycle. To achieve this goal, we will maintain our investment in balanced growth strategies and continue to apply the principles of The Wabtec Performance System, the defining aspect of our corporate culture for 20-plus years. This system drives continuous margin improvement and strong cash flow from operations, and enables us to invest in our four primary growth strategies:

- Expand globally and into adjacent markets
- Increase our aftermarket products and services
- Develop new products and technologies
- Seek value-added acquisitions

During 2012, we made progress in each.

International sales surpassed $1 billion for the first time in 2012, and have grown at a compounded annual rate of 22 percent since 2006. Sales outside the U.S. now represent 50 percent of our total, and we expect that portion to grow further over time, as many countries around the world invest in their freight rail and passenger transit infrastructure. In 2012, Wabtec showed particularly strong growth in Australia, Brazil and the U.K., both organically and through acquisitions, and we continued to make investments in countries such as China and Russia.

Expansion into adjacent markets has also resulted in profitable growth, as we seek new, niche opportunities for our existing products. Now representing about 15 percent of total sales, these non-rail markets include power generation, mining and off-highway.

Sales of aftermarket products and services reached a record $1.3 billion in 2012. This portion of our business has grown at a 15 percent compounded annual rate since 2006. In the U.S., we have expanded our locomotive service capabilities, while investing in geographic growth in Australia and Brazil. As our customers continue to focus on their core transportation operations, we have the ability to handle some of their non-core maintenance and service requirements.

Throughout its history, Wabtec has been focused on developing new products and technologies, and that expertise continues today. In fact, we believe Wabtec is one of the few companies in the rail industry with the expertise and capabilities to drive major technological advancements. In 2012, sales from new products represented about 30 percent of total sales. Our current new products and those in the pipeline include equipment and services for Positive Train Control, couplers for transit cars in China, engine cooling systems that meet Tier 4 emission requirements in the U.S., and integrated brake beam technology for the European freight market.

Strategic acquisitions have also been an integral part of our growth. In 2012, we acquired four businesses with revenues of about $150 million, which expanded our capabilities in both rail and non-rail markets: LH Group (maintenance and overhaul services), Winco (marketing and sales), Tec Tran (hydraulic brake systems) and Mors Smitt (electronic components). In addition, in January 2013 we acquired Napier Turbochargers, with annual sales of about $55 million. We actively look for companies that will be a strong strategic fit, and that have solid financials and growth characteristics. Our strong balance sheet provides the flexibility and capacity for additional acquisitions in the future.

We will continue to drive these growth strategies in 2013 and beyond, and we are excited by our prospects. Wabtec has a diverse and sustainable business model, a strong management team and dedicated employees. The company's primary markets – freight rail, passenger transit and power generation – play a critical role in the global economy and, therefore, offer compelling long-term growth opportunities.

Industry trade groups cite the following statistics: On average, railroads are four times more fuel efficient than trucks and move a ton of freight 469 miles on a single gallon of fuel; public transportation in the U.S. saves 4.2 billion gallons of gasoline annually and reduces the nation's carbon emissions by 37 million metric tons per year; worldwide electricity demand is projected to double from 2000 to 2030, a 2.4% average annual increase. Ongoing trends such as population growth, urbanization, global trade expansion, and increasing awareness of environmental and sustainability issues also point to continued investment in our key markets by developed and developing countries around the world.

We will work hard to leverage these favorable industry characteristics and trends to make Wabtec an even stronger company in the future.

In closing, I want to thank our more than 9,500 employees for their dedication to Wabtec, our board members for their continued support, and our customers and suppliers for their trust and loyalty.



Albert J. Neupaver
President and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
For the fiscal year ended December 31, 2012

OR

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
For the transition period from to

Commission file number 1-13782

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION
(Exact name of registrant as specified in its charter)

Delaware **(State or other jurisdiction of incorporation or organization)**	**25-1615902** **(IRS Employer Identification No.)**
1001 Air Brake Avenue **Wilmerding, Pennsylvania 15148** **(Address of principal executive offices, including zip code)**	**(412) 825-1000** **(Registrant's telephone number)**

Securities registered pursuant to Section 12(b) of the Act:

Title of Class	Name of Exchange on which registered
Common Stock, par value $.01 per share	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐.

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐.

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files) Yes ☒ No ☐.

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act. Yes ☐ No ☒.

The registrant estimates that as of June 30, 2012, the aggregate market value of the voting shares held by non-affiliates of the registrant was approximately $3.5 billion based on the closing price on the New York Stock Exchange for such stock.

As of February 15, 2013, 47,723,016 shares of Common Stock of the registrant were issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the Proxy Statement for the registrant's Annual Meeting of Stockholders to be held on May 14, 2013 are incorporated by reference into Part III of this Form 10-K.

TABLE OF CONTENTS

PART I

Item 1. BUSINESS

General

Westinghouse Air Brake Technologies Corporation, doing business as Wabtec Corporation, is a Delaware corporation with headquarters at 1001 Air Brake Avenue in Wilmerding, Pennsylvania. Our telephone number is 412-825-1000, and our website is located at *www.wabtec.com.* All references to "we", "our", "us", the "Company" and "Wabtec" refer to Westinghouse Air Brake Technologies Corporation and its subsidiaries. Westinghouse Air Brake Company ("WABCO") was formed in 1990 when it acquired certain assets and operations from American Standard, Inc., now known as Trane ("Trane"). In 1999, WABCO merged with MotivePower Industries, Inc. ("MotivePower") and adopted the name Wabtec.

Today, Wabtec is one of the world's largest providers of value-added, technology-based equipment and services for the global rail industry. We believe we hold approximately a 50% market share in North America for our primary braking-related equipment and a leading position in North America for most of our other product lines. Our highly engineered products, which are intended to enhance safety, improve productivity and reduce maintenance costs for customers, can be found on virtually all U.S. locomotives, freight cars, subway cars and buses. In 2012, the Company had sales of approximately $2.4 billion and net income of about $251.7 million. In 2012 sales of aftermarket parts and services represented about 54% of total sales, while sales to customers outside of the U.S. accounted for about 50% of total sales.

Industry Overview

The Company primarily serves the worldwide freight rail and passenger transit industries. As such, our operating results are largely dependent on the level of activity, financial condition and capital spending plans of the global railroad and transit industries. Many factors influence these industries, including general economic conditions; rail traffic, as measured by freight tonnage and passenger ridership; government spending on public transportation; and investment in new technologies by freight rail and passenger transit systems.

According to a recent study by UNIFE, the Association of the European Rail Industry, the accessible global market for railway products and services is more than $100.0 billion, and it is expected to grow at 2%-2.5% annually through 2016. The three largest markets, which represent about 75% of the total market, are Europe, Asia-Pacific and North America.

In North America, railroads carry about 40% of intercity freight, as measured by ton-miles, which is more than any other mode of transportation. They are an integral part of the continent's economy and transportation system, serving nearly every industrial, wholesale and retail sector. Through direct ownership and operating partnerships, U.S. railroads are part of an integrated network that includes railroads in Canada and Mexico, forming what is regarded as the world's most-efficient and lowest-cost freight rail service. There are more than 500 railroads operating in North America, with the largest railroads, referred to as "Class I," accounting for more than 90% of the industry's revenues. Although the railroads carry a wide variety of commodities and goods, coal is the single-largest item, representing about 40% of carloadings in 2012. Intermodal traffic—the movement of trailers or containers by rail in combination with another mode of transportation—has been the railroads' fastest-growing market segment in the past 10 years. Railroads operate in a competitive environment, especially with the trucking industry, and are always seeking ways to improve safety, cost and reliability. New technologies offered by Wabtec and others in the industry can provide some of these benefits.

Demand for our freight related products and services in North America is driven by a number of factors, including:

- *Rail traffic.* The Association of American Railroads ("AAR") compiles statistics that gauge the level of activity in the freight rail industry. Two important statistics are revenue ton-miles and carloadings, which are generally referred to as "rail traffic". In 2012, U.S. revenue ton-miles decreased 2.4%, carloadings decreased 3.1%, and intermodal carloadings increased 3.2%, generally reflecting a sluggish economy and reduced coal traffic.

- *Demand for new locomotives.* Currently, the active locomotive fleet for Class I railroads in North America is about 24,000. The average number of new locomotives delivered in recent years has been about 1,100 annually. In 2012, about 1,300 new, heavy-haul locomotives were delivered, compared to about 1,075 in 2011.
- *Demand for new freight cars.* Currently, the active freight car fleet in North America is about 1.3 million. The average number of new freight cars delivered over the past 10 years was about 49,000 annually. In 2012, about 59,000 new freight cars were delivered, compared to about 48,000 cars in 2011.

In the U.S., the passenger transit industry is dependent largely on funding from federal, state and local governments, and from fare box revenues. With about 40% of the nation's passenger transit vehicles, the New York City region is the largest passenger transit market in the U.S., but most major cities also offer either rail or bus transit services.

Demand for North American passenger transit products is driven by a number of factors, including:

- *Government funding.* The U.S. federal government provides money to local transit authorities, primarily to fund the purchase of new equipment and infrastructure for their transit systems. In 2012, the U.S. Congress passed a new, two-year funding bill, which maintained spending at the same level, about $10.7 billion, as in prior years. The number of new transit cars delivered in 2012 was about 1,000, compared to about 850 in 2011. The number of new buses delivered in 2012 was about 4,500 compared to about 4,700 in 2011. In the past 10 years, the average number of new transit cars delivered annually is about 900, and the average number of new buses delivered annually is about 4,700.
- *Ridership.* Ridership provides fare box revenues to transit authorities, which use these funds, along with state and local money, primarily for equipment and system maintenance. Based on preliminary figures from the American Public Transportation Association, ridership on U.S. transit vehicles increased about 2.5% in 2012, after a 2% increase in 2011.

Outside of North America, many of the rail systems have historically been focused on passenger transit, rather than freight. In recent years, however, railroads in countries such as Australia, Brazil, India and China have been investing capital to expand and improve both their freight and passenger rail systems. Throughout the world, some government-owned railroads are being sold to private owners, who often look to improve the efficiency of the rail system by investing in new equipment and new technologies. According to UNIFE, emerging markets are expected to grow at above-average rates as global trade creates increases in freight volumes and urbanization leads to increased demand for efficient mass-transportation systems. As this growth occurs, Wabtec expects to have additional opportunities to provide products and services in these markets.

In Europe, the majority of the rail system serves the passenger transit market, which is expected to continue growing as high fuel costs and environmental factors encourage investment in public mass transit. France, Germany, the United Kingdom and Italy are the largest transit markets, representing about two-thirds of passenger traffic in the European Union. In its most recent financial report, Deutsche Bahn (German national railway) reported an increase in passenger traffic of 4.0% for the first six months of 2012. About 75% of freight traffic in Europe is hauled by truck, while rail accounts for about 20%. The largest freight markets in Europe are Germany, Poland and the United Kingdom. In the first half of 2012, Deutsche Bahn reported a 2.6% decrease in freight-related revenues compared to the same period in 2011. According to UNIFE, the European rail market consists of about 33,000 locomotives, about 700,000 freight cars and about 150,000 passenger transit cars. In recent years, the European market purchased on average about 1,300 new locomotives, about 1,000 new freight cars and about 8,500 new passenger transit cars annually.

The Asia/Pacific market is now the second-largest geographic segment, according to a recent UNIFE study. This market consists primarily of China, India and Australia. Growth has been driven by the continued urbanization of China and India, and by investment in freight rail infrastructure to serve the mining and natural resources markets in those countries, as well as in Australia. According to UNIFE, this market consists of about 34,000 locomotives and about 1.0 million freight cars. China is expected to increase spending on rail infrastructure and equipment in 2013. The Indian government reported that in the first nine months of its fiscal 2012 freight rail traffic increased about 4% and passenger rail traffic increased about 3%. India is expected to increase spending significantly in 2013 as it seeks to modernize its rail system.

Business Segments and Products

We provide our products and services through two principal business segments, the Freight Segment and the Transit Segment, both of which have different market characteristics and business drivers.

The Freight Segment primarily manufactures and services components for new and existing locomotive and freight cars , supplies railway electronics, positive train control equipment, signal design and engineering services, builds switcher locomotives, rebuilds freight locomotives and provides heat exchangers and cooling systems for rail and other industrial markets. Customers include large, publicly traded railroads, leasing companies, manufacturers of original equipment such as locomotives and freight cars, and utilities. As discussed previously, demand in the freight market is primarily driven by rail traffic, and deliveries of new locomotives and freight cars. In 2012, the Freight Segment accounted for 63% of our total sales, with about 70% of its sales in North America and the remainder to international customers. In 2012, slightly less than half of the Freight Segment's sales were in aftermarket.

The Transit Segment primarily manufactures and services components for new and existing passenger transit vehicles, typically subway cars and buses, builds new commuter locomotives and refurbishes subway cars. Customers include public transit authorities and municipalities, leasing companies, and manufacturers of subway cars and buses around the world. As discussed previously, demand in the transit market is primarily driven by government funding at all levels and passenger ridership. In 2012, the Transit Segment accounted for 37% of our total sales, with about 54% of its sales in North America and the remainder to international customers. About two-thirds of the Transit Segment's sales are in the aftermarket with the remainder in the original equipment market.

Following is a summary of our leading product lines in both aftermarket and original equipment across both of our business segments:

Specialty Products & Electronics:

- Positive Train Control equipment and electronically controlled pneumatic braking products
- Railway electronics, including event recorders, monitoring equipment and end of train devices
- Signal design and engineering services
- Freight car truck components
- Draft gears, couplers and slack adjusters
- Air compressors and dryers
- Heat exchangers and cooling products for locomotives and power generation equipment
- Track and switch products

Brake Products:

- Railway braking equipment and related components for Freight and Transit applications
- Friction products, including brake shoes and pads

Remanufacturing, Overhaul and Build:

- New commuter and switcher locomotives
- Transit car and locomotive overhaul and refurbishment

Transit Products:

- Door and window assemblies for buses and subway cars
- Accessibility lifts and ramps for buses and subway cars
- Traction motors

We have become a leader in the rail industry by capitalizing on the strength of our existing products, technological capabilities and new product innovation, and by our ability to harden products to protect them from severe conditions, including extreme temperatures and high-vibration environments. Supported by our technical staff of over 1,120 engineers and specialists, we have extensive experience in a broad range of product lines, which enables us to provide comprehensive, systems-based solutions for our customers.

Over the past several years, we introduced a number of significant new products, including electronic braking equipment and train control equipment that encompasses onboard digital data and global positioning communication protocols. In 2007, for example, the Federal Railroad Administration (FRA) approved the use of our Electronic Train Management System®, which offers safety benefits to the rail industry. In 2008, the U.S. federal government enacted a rail safety bill that mandates the use of Positive Train Control ("PTC") technology, which includes on-board locomotive computer and related software, on a majority of the locomotives and track in the U.S. With our Electronic Train Management System®, we are the leading supplier of this on-board train control equipment, and we are working with the U.S. Class I railroads, commuter rail authorities and other industry suppliers to implement this technology by the December 31, 2015 deadline set in the rail safety bill. As part of its new surface transportation funding bill, a House committee has proposed extending this deadline.

In 2012, Wabtec recorded about $215 million of revenue from implementation of PTC projects both foreign and domestic. These multi-year projects include: A $165 million contract to design and install a train control system for MRS Logistica, the fourth-largest railroad in Brazil; a $63 million contract to provide train control equipment and services for Denver Transit Partners for three new commuter rail lines; and a $27 million contract to provide train control equipment for Metrolink, a commuter rail agency in Los Angeles.

For additional information on our business segments, see Note 19 of "Notes to Consolidated Financial Statements" included in Part IV, Item 15 of this report.

Competitive Strengths

Our key strengths include:

- *Leading market positions in core products*. Dating back to 1869 and George Westinghouse's invention of the air brake, we are an established leader in the development and manufacture of pneumatic braking equipment for freight and passenger transit vehicles. We have leveraged our leading position by focusing on research and engineering to expand beyond pneumatic braking components to supplying integrated parts and assemblies for the locomotive through the end of the train. We are a recognized leader in the development and production of electronic recording, measuring and communications systems, positive train control equipment, highly engineered compressors and heat exchangers for locomotives, and a leading manufacturer of freight car components, including electronic braking equipment, draft gears, trucks, brake shoes and electronic end-of-train devices. We are also the leading manufacturer of commuter locomotives and a leading provider of braking equipment, door assemblies, lifts and ramps, and couplers for passenger transit vehicles.

- *Breadth of product offering with a stable mix of original equipment market (OEM) and aftermarket business.* Our product portfolio is one of the broadest in the rail industry, as we offer a wide selection of quality parts, components and assemblies across the entire train. We provide our products in both the original equipment market and the aftermarket. Our substantial installed base of products with end-users such as the railroads and the passenger transit authorities is a significant competitive advantage for providing products and services to the aftermarket because these customers often look to purchase safety- and performance-related replacement parts from the original equipment components supplier. In addition, as OEMs and Class I railroad operators attempt to modernize fleets with new products designed to improve and maintain safety and efficiency, these products must be designed to be interoperable with existing equipment. Over the last several years, more than 50% of our total net sales have come from our aftermarket products and services business.

- *Leading design and engineering capabilities.* We believe a hallmark of our relationship with our customers has been our leading design and engineering practice, which has, in our opinion, assisted in the improvement and modernization of global railway equipment. We believe both our customers and the government authorities value our technological capabilities and commitment to innovation, as we seek not only to enhance the efficiency and profitability of our customers, but also to improve the overall safety of the railways through continuous improvement of product performance. The Company has an established record of product improvements and new product development. We have assembled a wide range of patented products, which we believe provides us with a competitive advantage. Wabtec currently owns over 1,475 active patents worldwide and over 520 U.S. patents. During the last three years, we have filed for more than 175 patents worldwide in support of our new and evolving product lines.

- *Experience with industry regulatory requirements.* The U.S. rail industry is governed by the AAR and by the FRA. These groups mandate rigorous manufacturer certification, new product testing and approval processes that we believe are difficult for new entrants to meet cost-effectively and efficiently without the scale and extensive experience we possess.

- *Experienced management team and the Wabtec Performance System.* The Company has implemented numerous initiatives that enable us to manage successfully through cycles in the rail supply market. For example, the Wabtec Performance System (WPS), an ongoing program that focuses on lean manufacturing principles and continuous improvement across all aspects of our business, has been a part of the Company's culture for more than 20 years. As a result, our management team has improved our cost structure, operating leverage and financial flexibility, and placed the Company in an excellent position to benefit from growth opportunities.

Business strategy

Using WPS, we strive to generate sufficient cash to invest in our growth strategies and to build on what we consider to be a leading position as a low-cost producer in the industry while maintaining world-class product quality, technology and customer responsiveness. Through WPS and employee-directed initiatives such as Kaizen, a Japanese-developed team concept, we continuously strive to improve quality, delivery and productivity, and to reduce costs. These efforts enable us to streamline processes, improve product reliability and customer satisfaction, reduce product cycle times and respond more rapidly to market developments. Over time, these lean initiatives have enabled us to increase operating margins, improve cash flow and strengthen our ability to invest in the following growth strategies:

- *Expand globally and into new product markets.* We believe that international markets represent a significant opportunity for future growth. In 2012, sales to non-U.S. customers were $1.1 billion, including export sales from the Company's U.S. operations of $579.6 million. We intend to increase our existing international sales through strategic acquisitions, direct sales of products through our existing subsidiaries and licensees, and joint ventures with railway suppliers which have a strong presence in their local markets. We are specifically targeting markets that operate significant fleets of U.S.-style locomotives and freight cars, including Australia, Brazil, China, India, Russia, South Africa, and other select areas within Europe and South America. In addition, we have opportunities to sell certain products that we currently manufacture for the rail industry into other industrial markets, such as mining, off-highway and energy. These products include heat exchangers and friction materials.
- *Expand aftermarket sales.* Historically, aftermarket sales are less cyclical than OEM sales because a certain level of aftermarket maintenance and service work must be performed, even during an industry slowdown. In 2012, Wabtec's aftermarket sales and services represented approximately 54% of the Company's total sales across both our business segments. Wabtec provides aftermarket parts and services for its components, and the Company is seeking to expand this business with new customers such as short-line and regional railroads, or with customers who currently perform the work in-house. In this way, we expect to take advantage of the rail industry trend toward outsourcing, as railroads and transit authorities focus on their core function of transporting goods and people.
- *Accelerate new product development.* We continue to emphasize research and development funding to create new and improved products. We are focusing on technological advances, especially in the areas of electronics, braking products and other on-board equipment, as a means of new product growth. We seek to provide customers with incremental technological advances that offer immediate benefits with cost-effective investments. In 2008, the U.S. federal government enacted a rail safety bill that mandates the use of PTC technology on a majority of the locomotives and track in the U.S. As the leading supplier of on-board train control equipment, Wabtec is working with the U.S. Class I railroads, commuter rail authorities and other industry suppliers to implement this technology.
- *Seek acquisitions, joint ventures and alliances.* We are exploring acquisition, joint venture and alliance opportunities using a disciplined, selective approach and rigorous financial criteria. Such acquisitions will not only be expected to meet these financial criteria but also achieve our growth strategies of global expansion, new products and expanding aftermarket sales. All of these expansion strategies will help Wabtec to grow profitably, expand geographically, and dampen the impact from potential cycles in the North American rail industry.

Recent Acquisitions and Joint Ventures

Wabtec has completed certain significant acquisitions in support of its growth strategies mentioned above:

- On January 31, 2013, Wabtec acquired Napier Turbochargers Ltd., a UK-based provider of turbochargers and related parts for the worldwide power generation and marine markets, for a net purchase price of approximately $112.5 million, net of cash.
- October 2012, Wabtec acquired LH Group, a UK-based provider of maintenance and overhaul services for the passenger transit market, for a net purchase price of approximately $47.8 million.
- July 2012, Wabtec acquired Winco Equipamentos Ltda., a Brazil-based marketing and sales company and provider of freight car components with capabilities including value-added engineering and assembly, service, and technical support and logistics, for an initial net purchase price of approximately $3.7 million.
- July 2012, the Company acquired Tec Tran Corp. and its affiliates, the only U.S. owned manufacturer of hydraulic braking systems for transit cars, for a net purchase price of approximately $8.3 million.

- June 2012, we acquired Mors Smitt Holding, a leading manufacturer of electronic components for rail and industrial markets with operations in the Netherlands, the United Kingdom, the U.S., France, China, and Hong Kong, for a net purchase price of $90.0 million.
- November 2011, Wabtec acquired Fulmer Company, a leading manufacturer of motor components for rail, power generation and other industrial markets, for a net purchase price of approximately $13.6 million.
- November 2011, Wabtec acquired Bearward Engineering, a UK-based manufacturer of cooling systems and related equipment for power generation and other industrial markets, for a net purchase price of approximately $43.6 million.
- June 2011, we acquired an aftermarket transit parts business from GE Transportation, a parts supply business for propulsion and control systems for the passenger transit car aftermarket in North America, for a net purchase price of $21.1 million.
- February 2011, the Company acquired Brush Traction Group, a UK-based provider of locomotive overhauls, services and aftermarket components, for a net purchase price of approximately $30.7 million.

Backlog

The Company's backlog was about $1.66 billion at December 31, 2012. For 2012, about 54% of total sales came from aftermarket orders, which typically carry lead times of less than 30 days, and are not recorded in backlog for a significant period of time.

The Company's contracts are subject to standard industry cancellation provisions, including cancellations on short notice or upon completion of designated stages. Substantial scope-of-work adjustments are common. For these and other reasons, completion of the Company's backlog may be delayed or cancelled. The railroad industry, in general, has historically been subject to fluctuations due to overall economic conditions and the level of use of alternative modes of transportation.

The backlog of firm customer orders as of December 31, 2012 and December 31, 2011, and the expected year of completion are as follows:

	Total	Expected Delivery		Total	Expected Delivery	
In thousands	Backlog 12/31/12	2013	Other Years	Backlog 12/31/11	2012	Other Years
Freight Segment	$ 491,772	$ 413,839	$ 77,933	$ 712,903	$ 591,405	$121,498
Transit Segment	1,167,731	703,039	464,692	836,482	481,721	354,761
Total	$1,659,503	$1,116,878	$542,625	$1,549,385	$1,073,126	$476,259

Engineering and Development

To execute our strategy to develop new products, we invest in a variety of engineering and development activities. For the fiscal years ended December 31, 2012, 2011, and 2010, we invested about $41.3 million, $37.2 million and $40.2 million, respectively, on product development and improvement activities. The engineering resources of the Company are allocated between research and development activities and the execution of original equipment customer contracts.

Our engineering and development program is largely focused upon train control and new braking technologies, with an emphasis on applying electronics to traditional pneumatic equipment. Electronic braking has been used in the transit industry for years, and freight railroads are conducting pilot programs to test its reliability and benefits. Freight railroads have generally been slower to accept the technology due to issues over interoperability, connectivity and durability. We are proceeding with efforts to enhance the major components for existing hard-wired braking equipment and development of new electronic technologies for the freight railroads. Sometimes we conduct specific research projects in conjunction with universities, customers and other railroad product suppliers.

We use our Product Development System (PDS) to develop and monitor new product programs. The system requires the product development team to follow consistent steps throughout the development process, from concept to launch, to ensure the product will meet customer expectations and internal profitability targets.

Intellectual Property

We have more than 1,475 active patents worldwide. We also rely on a combination of trade secrets and other intellectual property laws, nondisclosure agreements and other protective measures to establish and protect our proprietary rights in our intellectual property.

Certain trademarks, among them the name WABCO®, were acquired or licensed from American Standard Inc., now known as Trane, in 1990 at the time of our acquisition of the North American operations of the Railway Products Group of Trane. Other trademarks have been developed through the normal course of business, or acquired as a part of our ongoing merger and acquisition program.

We have entered into a variety of license agreements as licensor and licensee. We do not believe that any single license agreement is of material importance to our business or either of our business segments as a whole.

We have issued licenses to the two sole suppliers of railway air brakes and related products in Japan, Nabtesco and Mitsubishi Electric Company. The licensees pay annual license fees to us and also assist us by acting as liaisons with key Japanese passenger transit vehicle builders for projects in North America. We believe that our relationships with these licensees have been beneficial to our core transit business and customer relationships in North America.

Customers

Our customers include railroads and passenger transit authorities throughout North America, as well as in the United Kingdom, Australia, Europe, Asia, South Africa and South America; manufacturers of transportation equipment, such as locomotives, freight cars, subway vehicles and buses; and lessors of such equipment.

In 2012, about 50% of sales were to customers outside the U.S. and to more than 100 countries throughout the world. About 54% of sales were in the aftermarket, with a majority of our remaining sales to OEMs of locomotives, freight cars, subway vehicles and buses.

Top customers can change from year to year. For the fiscal year ended December 31, 2012, our top five customers accounted for 16% of net sales: General Electric Transportation, MRS Logistica S.A., National Steel Car Limited, Trinity Industries, and The Greenbrier Companies. No one customer represents 10% or more of consolidated sales. We believe that we have strong relationships with all of our key customers.

Competition

We believe that we hold approximately a 50% market share in North America for our primary braking-related equipment and a leading market position in North America for most of our other product lines. On a global basis, our market shares are smaller. We operate in a highly competitive marketplace. Price competition is strong because we have a relatively small number of customers and they are very cost-conscious.

In addition to price, competition is based on product performance and technological leadership, quality, reliability of delivery, and customer service and support.

Our principal competitors vary across product lines. Within North America, New York Air Brake Company, a subsidiary of the German air brake producer Knorr-Bremse AG ("Knorr") and Amsted Rail Company, Inc., a subsidiary of Amsted Industries Corporation, are our principal overall OEM competitors. Our competition for locomotive, freight and passenger transit service and repair is mostly from the railroads' and passenger transit authorities' in-house operations, Electro-Motive Diesel, GE Transportation Systems, and New York Air Brake/ Knorr. We believe our key strengths, which include leading market positions in core products, breadth of product offering with a stable mix of OEM and aftermarket business, leading design and engineering capabilities, significant barriers to entry and an experienced management team, enable us to compete effectively in this marketplace. Outside of North America, no individual company is our principal competitor in all our operating locations. Largest competitors for Brake and Transit products are Faiveley Transport and Knorr.

Employees

At December 31, 2012, we had 9,253 full-time employees, approximately 27% of whom were unionized. A majority of the employees subject to collective bargaining agreements are within North America and these agreements are generally effective from 2013 through 2015. Agreements expiring at various times during 2013 cover approximately 16% of the Company's workforce. We consider our relations with employees and union representatives to be good, but cannot assure that future contract negotiations will be favorable to us.

Regulation

In the course of our operations, we are subject to various regulations of agencies and other entities. In the United States, these include principally the FRA and the AAR. The FRA administers and enforces federal laws and regulations relating to railroad safety. These regulations govern equipment and safety standards for freight cars and other rail equipment used in interstate commerce. The AAR oversees a wide variety of rules and regulations governing safety and design of equipment, relationships among railroads with respect to railcars in interchange and other matters. The AAR also certifies railcar builders and component manufacturers that provide equipment for use on railroads in the United States. New products generally must undergo AAR testing and approval processes. As a result of these regulations and those stipulated in other countries in which we derive our revenues, we must maintain certain certifications as a component manufacturer and for products we sell.

Effects of Seasonality

Our business is not typically seasonal, although the third quarter results may be impacted by vacation and scheduled plant shutdowns at several of our major customers during this period.

Environmental Matters

Information on environmental matters is included in Note 18 of "Notes to Consolidated Financial Statements" included in Part IV, Item 15 of this report.

Available Information

We maintain an Internet site at *www.wabtec.com.* Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to such reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as well as the annual report to stockholders and other information, are available free of charge on this site. The Internet site and the information contained therein or connected thereto are not incorporated by reference into this Form 10-K. Our Corporate Governance Guidelines, the charters of our Audit, Compensation and Nominating and Corporate Governance Committees, our Code of Conduct, which is applicable to all employees, and our Code of Ethics for Senior Officers, which is applicable to all of our executive officers, are also available free of charge on this site and are available in print to any shareholder who requests them.

Item 1A. RISK FACTORS

Prolonged unfavorable economic and market conditions could adversely affect our business.

Unfavorable general economic and market conditions in the United States and internationally could have a negative impact on our sales and operations. To the extent that these factors result in continued instability of capital markets, shortages of raw materials or component parts, longer sales cycles, deferral or delay of customer orders or an inability to market our products effectively, our business and results of operations could be materially adversely affected.

We are dependent upon key customers.

We rely on several key customers who represent a significant portion of our business. Our top customers can change from year to year. For the fiscal year ended December 31, 2012, our top five customers accounted for 16% of our net sales. While we believe our relationships with our customers are generally good, our top customers could choose to reduce or terminate their relationships with us. In addition, many of our customers place orders for products on an as-needed basis and operate in cyclical industries. As a result, their order levels have varied from period to period in the past and may vary significantly in the future. Such customer orders are dependent upon their markets and customers, and may be subject to delays and cancellations. As a result of our dependence on our key customers, we could experience a material adverse effect on our business, results of operations and financial condition if we lost any one or more of our key customers or if there is a reduction in their demand for our products.

Our business operates in a highly competitive industry.

We operate in a competitive marketplace and face substantial competition from a limited number of established competitors in the United States and abroad, some of which may have greater financial resources than we do. Price competition is strong and, coupled with the existence of a number of cost conscious customers, has historically limited our ability to increase prices. In addition to price, competition is based on product performance and technological leadership, quality, reliability of delivery and customer service and support. There can be no assurance that competition in one or more of our markets will not adversely affect us and our results of operations.

We intend to pursue acquisitions, joint ventures and alliances that involve a number of inherent risks, any of which may cause us not to realize anticipated benefits.

One aspect of our business strategy is to selectively pursue acquisitions, joint ventures and alliances that we believe will improve our market position, and provide opportunities to realize operating synergies. These transactions involve inherent risks and uncertainties, any one of which could have a material adverse effect on our business, results of operations and financial condition including:

- difficulties in achieving identified financial and operating synergies, including the integration of operations, services and products;
- diversion of Management's attention from other business concerns;
- the assumption of unknown liabilities; and
- unanticipated changes in the market conditions, business and economic factors affecting such an acquisition.

We cannot assure that we will be able to consummate any future acquisitions, joint ventures or other business combinations. If we are unable to identify suitable acquisition candidates or to consummate strategic acquisitions, we may be unable to fully implement our business strategy, and our business and results of operations may be adversely affected as a result. In addition, our ability to engage in strategic acquisitions will be dependent on our ability to raise substantial capital, and we may not be able to raise the funds necessary to implement our acquisition strategy on terms satisfactory to us, if at all.

As we introduce new products and services, a failure to predict and react to consumer demand could adversely affect our business.

We have dedicated significant resources to the development, manufacturing and marketing of new products. Decisions to develop and market new transportation products are typically made without firm indications of customer acceptance. Moreover, by their nature, new products may require alteration of existing business methods or threaten to displace existing equipment in which our customers may have a substantial capital investment. There can be no assurance that any new products that we develop will gain widespread acceptance in the marketplace or that such products will be able to compete successfully with other new products or services that may be introduced by competitors. In addition, we may incur additional warranty or other costs as new products are tested and used by customers.

A portion of our sales are related to delivering products and services to help our U.S. railroad and transit customers meet the Positive Train Control (PTC) mandate from the U.S. federal government, which requires the use of on-board locomotive computers and software by December 31, 2015.

For the year ended December 31, 2012, we had sales of about $215 million related to PTC. As part of its new surface transportation funding bill, a House committee has proposed extending the PTC deadline, which could affect the rate of industry spending on this technology. Should the federal government change its mandate by amending the timing, scope or requirements of the safety bill, there could be an adverse impact on our revenues in future periods, and would cause us to reassess the staffing, resources and assets deployed in delivering Positive Train Control services.

Our revenues are subject to cyclical variations in the railway and passenger transit markets and changes in government spending.

The railway industry historically has been subject to significant fluctuations due to overall economic conditions, the use of alternate methods of transportation and the levels of federal, state and local government spending on railroad transit projects. In economic downturns, railroads have deferred, and may defer, certain expenditures in order to conserve cash in the short term. Reductions in freight traffic may reduce demand for our replacement products.

The passenger transit railroad industry is also cyclical. New passenger transit car orders vary from year to year and are influenced greatly by major replacement programs and by the construction or expansion of transit systems by transit authorities. A substantial portion of our net sales have been, and we expect that a material portion of our future net sales will be, derived from contracts with metropolitan transit and commuter rail authorities and Amtrak. To the extent that future funding for proposed public projects is curtailed or withdrawn altogether as a result of changes in political, economic, fiscal or other conditions beyond our control, such projects may be delayed or cancelled, resulting in a potential loss of business for us, including transit aftermarket and new transit car orders. There can be no assurance that economic conditions will be favorable or that there will not be significant fluctuations adversely affecting the industry as a whole and, as a result, us.

A growing portion of our sales may be derived from our international operations, which exposes us to certain risks inherent in doing business on an international level.

In fiscal year 2012, approximately 50% of our consolidated net sales were to customers outside of the U.S. and we intend to continue to expand our international operations in the future. We currently conduct our international operations through a variety of wholly and majority-owned subsidiaries and joint ventures in Australia, Austria, Brazil, Canada, China, Czech Republic, France, Germany, India, Italy, Macedonia, Mexico, the Netherlands, Poland, Spain, South Africa, Turkey, and the United Kingdom. As a result, we are subject to various risks, any one of which could have a material adverse effect on those operations and on our business as a whole, including:

- lack of complete operating control;

- lack of local business experience;
- currency exchange fluctuations and devaluations;
- foreign trade restrictions and exchange controls;
- difficulty enforcing agreements and intellectual property rights;
- the potential for nationalization of enterprises; and
- economic, political and social instability and possible terrorist attacks against American interests.

In addition, certain jurisdictions have laws that limit the ability of non-U.S. subsidiaries and their affiliates to pay dividends and repatriate cash flows.

We may incur increased costs due to fluctuations in interest rates and foreign currency exchange rates.

In the ordinary course of business, we are exposed to increases in interest rates that may adversely affect funding costs associated with variable-rate debt and changes in foreign currency exchange rates. We may seek to minimize these risks through the use of interest rate swap contracts and currency hedging agreements. There can be no assurance that any of these measures will be effective. Any material changes in interest or exchange rates could result in material losses to us.

We may have liability arising from asbestos litigation.

Claims have been filed against the Company and certain of its affiliates in various jurisdictions across the United States by persons alleging bodily injury as a result of exposure to asbestos-containing products. Most of these claims have been made against our wholly owned subsidiary, Railroad Friction Products Corporation (RFPC), and are based on a product sold by RFPC prior to the time that the Company acquired any interest in RFPC.

Most of these claims, including all of the RFPC claims, are submitted to insurance carriers for defense and indemnity or to non-affiliated companies that retain the liabilities for the asbestos-containing products at issue. We cannot, however, assure that all these claims will be fully covered by insurance or that the indemnitors or insurers will remain financially viable. Our ultimate legal and financial liability with respect to these claims, as is the case with most other pending litigation, cannot be estimated.

We are subject to a variety of environmental laws and regulations.

We are subject to a variety of environmental laws and regulations governing discharges to air and water, the handling, storage and disposal of hazardous or solid waste materials and the remediation of contamination associated with releases of hazardous substances. We believe our operations currently comply in all material respects with all of the various environmental laws and regulations applicable to our business; however, there can be no assurance that environmental requirements will not change in the future or that we will not incur significant costs to comply with such requirements.

Future climate change regulation could result in increased operating costs, affect the demand for our products or affect the ability of our critical suppliers to meet our needs.

The Company has followed the current debate over climate change and the related policy discussion and prospective legislation. The potential challenges for the Company that climate change policy and legislation may pose have been reviewed by the Company. Any such challenges are heavily dependent on the nature and degree of climate change legislation and the extent to which it applies to our industry. At this time, the Company cannot predict the ultimate impact of climate change and climate change legislation on the Company's operations. Further, when or if these impacts may occur cannot be assessed until scientific analysis and legislative policy are more developed and specific legislative proposals begin to take shape. Any laws or regulations that may be adopted to restrict or reduce emissions of greenhouse gas could require us to incur increased operating costs, and could have an adverse effect on demand for our products. In addition, the price and availability of certain of the raw materials that we use could vary in the future as a result of environmental laws and regulations affecting our suppliers. An increase in the price of our raw materials or a decline in their availability could adversely affect our operating margins or result in reduced demand for our products.

Our manufacturer's warranties or product liability may expose us to potentially significant claims.

We warrant the workmanship and materials of many of our products. Accordingly, we are subject to a risk of product liability or warranty claims in the event that the failure of any of our products results in personal injury or death, or does not conform to our customers' specifications. In addition, in recent years, we have introduced a number of new products for which we do not have a history of warranty experience. Although we have not had any material product liability or warranty claims made against us and we currently maintain liability insurance coverage, we cannot assure that product liability claims, if made, would not exceed our insurance coverage limits or that insurance will continue to be available on commercially acceptable terms, if at all. The possibility exists for these types of warranty claims to result in costly product recalls, significant repair costs and damage to our reputation.

Labor disputes may have a material adverse effect on our operations and profitability.

We collectively bargain with labor unions that represent approximately 27% of our employees. Our current collective bargaining agreements are generally effective from 2013 through 2015. Agreements expiring at various times during 2013 cover approximately 16% of the Company's workforce. Failure to reach an agreement could result in strikes or other labor protests which could disrupt our operations. If we were to experience a strike or work stoppage, it would be difficult for us to find a sufficient number of employees with the necessary skills to replace these employees. We cannot assure that we will reach any such agreement or that we will not encounter strikes or other types of conflicts with the labor unions of our personnel. Such labor disputes could have an adverse effect on our business, financial condition or results of operations, could cause us to lose revenues and customers and might have permanent effects on our business.

From time to time we are engaged in contractual disputes with our customers.

From time to time, we are engaged in contractual disputes with our customers regarding routine delivery and performance issues as well as adjustments for design changes and related extra work. These disputes are generally resolved in the ordinary course of business without having a material adverse impact on us.

Our indebtedness could adversely affect our financial health.

At December 31, 2012, we had total debt of $317.9 million. If it becomes necessary to access our available borrowing capacity under the 2011 Refinancing Credit Agreement, the $167.0 million currently borrowed under this facility and the $150.0 million 6.875% senior notes, being indebted could have important consequences to us. For example, it could:

- increase our vulnerability to general adverse economic and industry conditions;
- require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes;
- limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate;
- place us at a disadvantage compared to competitors that have less debt; and
- limit our ability to borrow additional funds.

The indenture for our $150 million 6.875% senior notes due in 2013 and our 2011 Refinancing Credit Agreement contain various covenants that limit our Management's discretion in the operation of our businesses.

The indenture governing the notes and our credit agreement contain various covenants that limit our Management's discretion.

The 2011 Refinancing Credit Agreement limits the Company's ability to declare or pay cash dividends and prohibits the Company from declaring or making other distributions, subject to certain exceptions. The 2011 Refinancing Credit Agreement contains various other covenants and restrictions including the following limitations: incurrence of additional indebtedness; mergers, consolidations and sales of assets and acquisitions; additional liens; sale and leasebacks; permissible investments, loans and advances; certain debt payments; capital expenditures; and imposes a minimum interest expense coverage ratio and a maximum debt to cash flow ratio.

The indenture under which the senior notes were issued contains covenants and restrictions which limit among other things, the following: the incurrence of indebtedness, payment of dividends and certain distributions, sale of assets, change in control, mergers and consolidations and the incurrence of liens.

The integration of our recently completed acquisitions may not result in anticipated improvements in market position or the realization of anticipated operating synergies or may take longer to realize than expected.

In 2011 and 2012, we completed multiple acquisitions with a combined investment of $258.8 million. Although we believe that the acquisitions will improve our market position and realize positive operating results, including operating synergies, operating expense reductions and overhead cost savings, we cannot be assured that these improvements will be obtained or the timing of such improvements. The management and acquisition of businesses involves substantial risks, any of which may result in a material adverse effect on our business and results of operations, including:

- the uncertainty that an acquired business will achieve anticipated operating results;
- significant expenses to integrate;
- diversion of Management's attention;
- departure of key personnel from the acquired business;
- effectively managing entrepreneurial spirit and decision-making;
- integration of different information systems;
- unanticipated costs and exposure to unforeseen liabilities; and
- impairment of assets.

Item 1B. UNRESOLVED STAFF COMMENTS

None.

Item 2. PROPERTIES

Facilities

The following table provides certain summary information about the principal facilities owned or leased by the Company as of December 31, 2012. The Company believes that its facilities and equipment are generally in good condition and that, together with scheduled capital improvements, they are adequate for its present and immediately projected needs. Leases on the facilities are long-term and generally include options to renew. The Company's corporate headquarters are located at the Wilmerding, PA site.

Location	Primary Use	Segment	Own/ Lease	Approximate Square Feet
Domestic				
Wilmerding, PA	Manufacturing/Service	Freight	Own	365,000(1)
Lexington, TN	Manufacturing	Freight	Own	170,000
Jackson, TN	Manufacturing	Freight	Own	150,000
Berwick, PA	Manufacturing/Warehouse	Freight	Own	145,000
Chicago, IL	Manufacturing/Service	Freight	Own	123,140
Greensburg, PA	Manufacturing	Freight	Own	113,000
Warren, OH	Manufacturing	Freight	Own	102,650
Coshocton, OH	Manufacturing/Warehouse/Office	Freight	Own	83,000
Germantown, MD	Manufacturing	Freight	Own	80,000
Chillicothe, OH	Manufacturing/Office	Freight	Lease	104,000
Kansas City, MO	Service Center	Freight	Lease	95,900
Pittsburgh, PA	Manufacturing/Office	Freight	Lease	90,000
Strongsville, OH	Manufacturing/Warehouse/Office	Freight	Lease	80,000
Bensenville, IL	Manufacturing/Warehouse/Office	Freight	Lease	58,000
Jacksonville, FL	Office	Freight	Lease	46,351
Columbia, SC	Service Center	Freight	Lease	40,238
Cedar Rapids, IA	Office	Freight	Lease	37,000
Jacksonville, FL	Warehouse	Freight	Lease	30,000
Boise, ID	Manufacturing	Freight/Transit	Own	326,000
Maxton, NC	Manufacturing	Freight/Transit	Own	105,000
Willits, CA	Manufacturing	Freight/Transit	Own	70,000
Panorama City, CA	Manufacturing	Transit	Lease	200,000
Spartanburg, SC	Manufacturing/Service	Transit	Lease	183,600
Buffalo Grove, IL	Manufacturing	Transit	Lease	115,570
Cleveland, OH	Manufacturing/Warehouse/Office	Transit	Lease	92,609
Plattsburgh, NY	Manufacturing	Transit	Lease	64,000
Cleveland, OH	Manufacturing/Warehouse/Office	Transit	Lease	43,283
Export, PA	Manufacturing	Transit	Lease	34,000
Greer, SC	Warehouse	Transit	Lease	34,000
Elmsford, NY	Service Center	Transit	Lease	28,000
Mountaintop, PA	Vacant Land Available for Sale		Own	N/A
International				
Wallaceburg (Ontario), Canada	Manufacturing	Freight	Own	126,000
East Beijing, Hebei Province, China	Manufacturing	Freight	Own	78,738
San Luis Potosi, Mexico	Manufacturing/Service	Freight	Own	73,100
Daye, Hubei Province, China	Manufacturing	Freight	Own	59,147
Northampton, UK	Manufacturing	Freight	Lease	300,000

Location	Primary Use	Segment	Own/ Lease	Approximate Square Feet
Shenyang City, Liaoning Province, China	Manufacturing	Freight	Lease	290,550
London (Ontario), Canada	Manufacturing	Freight	Lease	103,540
Stoney Creek (Ontario), Canada	Manufacturing/Service	Freight	Lease	47,940
Wuxi City, Jiangsu Province, China	Manufacturing/Office	Freight	Lease	43,056
Kolkata, India	Manufacturing	Freight	Lease	36,965
Belo Horizonte, Brazil	Manufacturing/Service	Freight	Lease	33,992
Juiz de Fora, Minas Gerais, Brazil	Manufacturing/Office	Freight	Lease	33,992
Lachine (Quebec), Canada	Service Center	Freight	Lease	25,455
Doncaster, UK	Manufacturing/Service	Freight/Transit	Own	330,000
Kilmarnock, UK	Manufacturing	Freight/Transit	Own	107,975
Loughborough, UK	Manufacturing	Freight/Transit	Lease	235,274
Wetherill Park, Australia	Manufacturing	Freight/Transit	Lease	70,600
Avellino, Italy	Manufacturing/Office	Transit	Own	132,495
St. Laurent (Quebec), Canada	Manufacturing	Transit	Own	106,000
Recklinghausen, Germany	Manufacturing	Transit	Own	86,390
Fauld, UK	Manufacturing/Office	Transit	Own	64,000
Sable-sur-Sarthe, France	Manufacturing	Transit	Own	51,667
Utrecht, The Netherlands	Manufacturing	Transit	Own	48,439
Barton under Needwood, UK	Manufacturing/Office	Transit	Lease	253,453
Camisano, Italy	Manufacturing/Office	Transit	Lease	136,465
St. Laurent (Quebec), Canada	Office	Transit	Lease	38,926
Hangzhou, Hunan Province, China	Manufacturing	Transit	Lease	31,032
Sassuolo, Italy	Manufacturing	Transit	Lease	30,000

(1) Approximately 250,000 square feet are currently used in connection with the Company's corporate and manufacturing operations. The remainder is leased to third parties.

Item 3. LEGAL PROCEEDINGS

Information with respect to legal proceedings is included in Note 18 of "Notes to Consolidated Financial Statements" included in Part IV, Item 15 of this report.

Item 4. MINE SAFETY DISCLOSURES

Not applicable.

EXECUTIVE OFFICERS OF THE REGISTRANT

The following table provides information on our executive officers. They are elected periodically by our Board of Directors and serve at its discretion.

Officers	Age	Position
Albert J. Neupaver	62	President and Chief Executive Officer
Alvaro Garcia-Tunon	60	Executive Vice President and Chief Financial Officer
Raymond T. Betler	57	Chief Operating Officer
Charles F. Kovac	56	Senior Vice President and Group Executive
R. Mark Cox	45	Senior Vice President, Corporate Development
David L. DeNinno	57	Senior Vice President, General Counsel and Secretary
Patrick D. Dugan	46	Senior Vice President, Finance and Corporate Controller
Scott E. Wahlstrom	49	Senior Vice President, Human Resources
Robert Bourg	51	Vice President and Group Executive
Karl-Heinz Colmer	56	Vice President and Group Executive
David Meyer	42	Vice President and Group Executive
Timothy R. Wesley	51	Vice President, Investor Relations and Corporate Communications

Albert J. Neupaver was named President and Chief Executive Officer of the Company in February, 2006. Prior to joining Wabtec, Mr. Neupaver served in various positions at AMETEK, Inc., a leading global manufacturer of electronic instruments and electric motors. Most recently he served as President of its Electromechanical Group for nine years.

Alvaro Garcia-Tunon was named Executive Vice President and Chief Financial Officer of the Company in February 2012. Mr. Garcia-Tunon was Executive Vice President, Chief Financial Officer and Secretary of the Company from December 2010 until February 2012, Senior Vice President, Chief Financial Officer and Secretary of the Company from March 2003 until December 2010, Senior Vice President, Finance of the Company from November 1999 until March 2003 and Treasurer of the Company from August 1995 until November 1999.

Raymond T. Betler was named Chief Operating Officer in December 2010. Mr. Betler was Vice President, Group Executive of the Company from August 2008 until December 2010. Prior to joining Wabtec, Mr. Betler served in various positions of increasing responsibility at Bombardier Transportation since 1979. Most recently, Mr. Betler served as President, Total Transit Systems from 2004 until 2008 and before that as President, London Underground Projects from 2002 to 2004.

Charles F. Kovac was named Senior Vice President and Group Executive in December 2010. Mr. Kovac was Vice President, Group Executive of the Company from September 2007 until December 2010. Prior to joining Wabtec, Mr. Kovac served as General Manager of the Global Floor Care / Specialty Motors Division of AMETEK, Inc. since 2003. Prior to joining AMETEK, Inc., Mr. Kovac was Chief Operating Officer of The Teleios Group, LLC from 1999 to 2003.

R. Mark Cox was named Senior Vice President, Corporate Development in January 2012, and has been with Wabtec since September 2006 as Vice President, Corporate Development. Prior to joining Wabtec, Mr. Cox served as Director of Business Development for the Electrical Group of Eaton Corporation since 2002. Prior to joining Eaton, Mr. Cox was an investment banker with UBS Warburg, Prudential and Stephens.

David L. DeNinno was named Senior Vice President, General Counsel and Secretary of the Company in February 2012. Previously, Mr. DeNinno served as a partner at K&L Gates LLP since May 2011 and prior to that with Reed Smith LLP.

Patrick D. Dugan was named Senior Vice President, Finance and Corporate Controller in January 2012. He originally joined Wabtec in 2003 as Vice President, Corporate Controller. Prior to joining Wabtec, Mr. Dugan served as Vice President and Chief Financial Officer of CWI International, Inc. from December 1996 to November 2003. Prior to 1996, Mr. Dugan was a Manager with PricewaterhouseCoopers.

Scott E. Wahlstrom was named Senior Vice President, Human Resources in January 2012. Mr. Wahlstrom has been Vice President, Human Resources, since November 1999. Previously, Mr. Wahlstrom was Vice President, Human Resources & Administration of MotivePower Industries, Inc. from August 1996 until November 1999.

Robert Bourg was named Vice President and Group Executive in February 2012. Prior to that, he was Vice President Rail Electronics from May 2010. Previously, he was Vice President and General Manager of Wabtec Railway Electronics from May 2006 to May 2010. Prior to that, he held various senior management positions within Wabtec since he was hired in August 1992.

Karl-Heinz Colmer was named Vice President and Group Executive in February 2012. Mr. Colmer served as Managing Director of Friction Products from January 2009 until February 2012. Prior to that position, Mr. Colmer served as Managing Director of Becorit GmbH since 2006 after joining Wabtec. Prior to joining Wabtec Mr. Colmer served in various management roles with BBA PLC.

David Meyer was named Vice President and Group Executive in February 2012. Mr. Meyer served as Vice President, Freight Car Products from April 2007 until February 2012. Prior to this position, Mr. Meyer served in several Vice President and General Manager roles within Wabtec since 2003 and joined Wabtec as a Product Line Manager in 1999. Prior to joining Wabtec, Mr. Meyer served in various management roles with Eaton Corporation.

Timothy R. Wesley was named Vice President, Investor Relations and Corporate Communications in November 1999. Previously, Mr. Wesley was Vice President, Investor and Public Relations of MotivePower Industries, Inc. from August 1996 until November 1999.

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Common Stock of the Company is listed on the New York Stock Exchange under the symbol "WAB". As of February 15, 2013, there were 47,723,016 shares of Common Stock outstanding held by 582 holders of record. The high and low sales price of the shares and dividends declared per share were as follows:

2012	High	Low	Dividends
First Quarter	$79.08	$66.29	$0.03
Second Quarter	$82.90	$68.27	$0.05
Third Quarter	$83.18	$72.87	$0.05
Fourth Quarter	$89.03	$78.48	$0.05

2011	High	Low	Dividends
First Quarter	$69.13	$51.02	$0.01
Second Quarter	$72.43	$61.47	$0.01
Third Quarter	$71.22	$51.65	$0.03
Fourth Quarter	$71.11	$49.38	$0.03

The Company's credit agreement restricts the ability to make dividend payments, with certain exceptions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and see Note 8 of "Notes to Consolidated Financial Statements" included in Part IV, Item 15 of this report.

At the close of business on February 15, 2013, the Company's Common Stock traded at $95.49 per share.

The following performance graph and related information shall not be deemed "soliciting material" or to be "filed" with the Securities and Exchange Commission, nor shall such information be incorporated by reference to any future filings under the Securities Act of 1933 and the Securities Exchange Act of 1934, each as amended, except to the extent that Wabtec specifically incorporates it by reference into such filing. The graph below compares the total stockholder return through December 31, 2012, of Wabtec's common stock, (i) the S&P 500, (ii) and our peer group of manufacturing companies consisting of the following publicly traded companies: The Greenbrier Companies, Inc., L.B. Foster Company, Trinity Industries and Freight Car America, Inc.


Comparison of 5 Year Cumulative Total Return
Assumes Initial Investment of $100
December 2012
300
250
200
150
100
50
0
2007
2008
2009
2010
2011
2012
Wabtec Corporation
S&P 500 Index - Total Returns
Peer Group Only
Peer Group + Wabtec Corporation

On May 11, 2011, the Board of Directors increased its stock repurchase authorization to $150 million of the Company's outstanding shares. Through December 31, 2012 purchases have totaled $72.6 million, leaving $77.4million under the authorization. This share repurchase authorization supersedes the previous authorization of $150 million of which $39.4 million was remaining.

The Company intends to purchase shares on the open market or in negotiated or block trades. No time limit was set for the completion of the programs which conform to the requirements under the 2011 Refinancing Credit Agreement, 2008 Refinancing Credit Agreement, as well as the Notes currently outstanding.

During the first quarter of 2012, no shares were repurchased. During the second quarter of 2012, the Company repurchased 298,800 shares at an average price of $73.38 per share. During the third quarter of 2012, the Company repurchased 77,500 shares at an average price of $78.32 per share. During the fourth quarter of 2012, the Company repurchased 231,100 shares at an average price of $80.31 per share. All purchases were on the open market.

During the first quarter of 2011, no shares were repurchased. During the second quarter of 2011, the Company repurchased 95,000 shares at an average price of $65.14 per share. During the third quarter of 2011, the Company repurchased 308,600 shares at an average price of $57.08 per share. During the fourth quarter of 2011, the Company repurchased 35,000 shares at an average price of $63.41 per share. All purchases were on the open market.

Item 6. SELECTED FINANCIAL DATA

The following table shows selected consolidated financial information of the Company and has been derived from audited financial statements. This financial information should be read in conjunction with, and is qualified by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Company and the Notes thereto included elsewhere in this Form 10-K.

	Year Ended December 31,				
In thousands, except per share amounts	2012	2011	2010	2009	2008
Income Statement Data					
Net sales	$2,391,122	$1,967,637	$1,507,012	$1,401,616	$1,574,749
Gross profit	694,567	570,424	449,078	393,326	427,186
Operating expenses	(302,288)	(299,723)	(246,268)	(213,294)	(214,670)
Income from operations (1)	$ 392,279	$ 270,701	$ 202,810	$ 180,032	$ 212,516
Interest expense, net	$ (14,251)	$ (15,007)	$ (15,923)	$ (16,674)	$ (8,508)
Other income (expense), net	(670)	(380)	(60)	1	292
Net income from continuing operations	251,732	170,149	123,099	115,055	130,554
Loss from discontinued operations (net of tax)	—	—	—	—	(3)
Net income attributable to Wabtec shareholders (2)	$ 251,732	$ 170,149	$ 123,099	$ 115,055	$ 130,551
Diluted Earnings per Common Share					
Net income attributable to Wabtec shareholders	$ 5.19	$ 3.51	$ 2.56	$ 2.39	$ 2.66
Cash dividends declared per share	$ 0.16	$ 0.08	$ 0.04	$ 0.04	$ 0.04
Fully diluted shares outstanding	48,371	48,329	48,005	47,977	48,847
Balance Sheet Data					
Total assets	$2,351,542	$2,158,953	$1,803,081	$1,585,835	$1,507,520
Cash	215,766	285,615	236,941	188,659	141,805
Total debt	317,896	395,873	422,075	391,780	387,080
Shareholders' equity	1,282,017	1,047,644	903,387	778,913	645,807

(1) In 2011, includes an $18.1 million charge for a court ruling. In 2009, includes $3.9 million royalty charge related to the Final Award in the arbitration proceeding between Faiveley Transport Malmo AB and Wabtec.

(2) In 2012, a $1.7 million tax benefit was recognized primarily due to claims for refund. In 2011, 2009 and 2008, tax benefits of $1.9 million, $9.7 million and $1.0 million were recognized, respectively, primarily related to resolving certain tax issues from prior years that have been closed from further regulatory examination.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Wabtec is one of the world's largest providers of value-added, technology-based products and services for the global rail industry. Our products are found on virtually all U.S. locomotives, freight cars and passenger transit vehicles, as well as in more than 100 countries throughout the world. Our products enhance safety, improve productivity and reduce maintenance costs for customers, and many of our core products and services are essential in the safe and efficient operation of freight rail and passenger transit vehicles. Wabtec is a global company with operations in 19 countries. In 2012, about 50% of the Company's revenues came from customers outside the U.S.

Management Review and Future Outlook

Wabtec's long-term financial goals are to generate cash flow in excess of net income, maintain a strong credit profile while minimizing our overall cost of capital, increase margins through strict attention to cost controls and implementation of the Wabtec Performance System, and increase revenues through a focused growth strategy, including global and market expansion, new products and technologies, aftermarket products and services, and acquisitions. In addition, Management evaluates the Company's current operational performance through measures such as quality and on-time delivery.

The Company monitors a variety of factors and statistics to gauge market activity. The North America freight rail industry is largely driven by general economic conditions, which can cause fluctuations in rail traffic. Based on those fluctuations, railroads can increase or decrease purchases of new locomotives and freight cars. The AAR compiles statistics that gauge the level of activity in the freight rail industry, including revenue ton-miles and carloadings, which are generally referred to as "rail traffic". In 2012, U.S. revenue ton-miles decreased 2.4%, carloadings decreased 3.1% and intermodal carloadings increased 3.2%, generally reflecting a sluggish economy and reduced coal traffic. In anticipation of increased future demand, railroads increased their purchases of new locomotives and freight cars, which had a favorable effect on the Company's Freight Segment. In 2013, we expect demand for new locomotives to remain about the same as in 2012, while we expect demand for new freight cars to be slightly lower. Future demand depends largely on the strength in the overall economy and in rail traffic volumes.

In 2008, the U.S. federal government enacted a rail safety bill that mandates the use of PTC technology, which includes on-board locomotive computer and related software, on a majority of the locomotives and track in the U.S. With our Electronic Train Management System®, we are the leading supplier of this on-board train control equipment, and we are working with the U.S. Class I railroads, commuter rail authorities and other industry suppliers to implement this technology by the December 31, 2015 deadline set in the rail safety bill. As part of its new surface transportation funding bill, a House committee has proposed extending this deadline. An extension of the deadline could affect the rate of industry spending on this technology. PTC revenue was about $215 million in 2012.

The North American transit rail industry is driven by government spending and ridership. In 2012, the U.S. Congress passed a new, two-year funding bill, which maintained spending at about the same level, about $10.7 billion, as in prior years. Ridership provides fare box revenues to transit authorities, which use these funds, along with state and local money, primarily for equipment and system maintenance. Based on preliminary figures from the American Public Transportation Association, ridership on U.S. transit vehicles increased about 2.5% in 2012, after a 2% increase in 2011. Spending in 2013 is expected to remain at about current levels.

In 2012, market conditions were mixed in the North America freight rail market. Demand for new freight cars and locomotives were higher, but revenue ton-miles and carloadings were lower. In 2012, U.S. revenue ton-miles decreased 2.4%, carloadings decreased 3.1%, and intermodal carloadings increased 3.2%, generally reflecting a sluggish economy and reduced coal traffic. In the passenger transit market during 2012, the Company believes that existing levels of federal funding and ridership resulted in consistent demand for new equipment and aftermarket parts when compared to previous years; however, most government entities at all levels are facing budget issues, which could have a negative effect on demand for the Company's products and services.

Wabtec continues to expand its presence in freight rail and passenger transit markets outside the U.S., particularly in Europe, Asia-Pacific and South America. In Europe, the majority of the rail system serves the passenger transit market, which is larger than the transit market in the U.S. Our presence in the U.K., Germany and Italy has positioned the Company to take advantage of this market. Asia-Pacific is a growth market and our various joint ventures and direct exports to China have positioned the Company to take advantage of this growth. Economic growth in Australia has been an area of expansion for the Company as commodity suppliers use our products to meet the demands of their regional customers. The Company is delivering on a PTC contract, expanding locations and has completed two acquisitions in Brazil, allowing us to increase our sales in that market.

In 2013 and beyond, general economic and market conditions in the United States and internationally could have an impact on our sales and operations. To the extent that these factors cause instability of capital markets, shortages of raw materials or component parts, longer sales cycles, deferral or delay of customer orders or an inability to market our products effectively, our business and results of operations could be materially adversely affected. In addition, we face risks associated with our four-point growth strategy including the level of investment that customers are willing to make in new technologies developed by the industry and the Company, and risks inherent in global expansion. When necessary, we will modify our financial and operating strategies to reflect changes in market conditions and risks.

RESULTS OF OPERATIONS

The following table shows our Consolidated Statements of Operations for the years indicated.

In millions	Year Ended December 31, 2012	2011	2010
Net sales	$ 2,391.1	$ 1,967.6	$ 1,507.0
Cost of sales	(1,696.5)	(1,397.2)	(1,057.9)
Gross profit	694.6	570.4	449.1
Selling, general and administrative expenses	(245.7)	(247.5)	(195.9)
Engineering expenses	(41.3)	(37.2)	(40.2)
Amortization expense	(15.3)	(15.0)	(10.2)
Total operating expenses	(302.3)	(299.7)	(246.3)
Income from operations	392.3	270.7	202.8
Interest expense, net	(14.3)	(15.0)	(15.9)
Other income (expense), net	(0.7)	(0.4)	(0.1)
Income from operations before income taxes	377.3	255.3	186.8
Income tax expense	(125.6)	(85.2)	(63.7)
Net income attributable to Wabtec shareholders	$ 251.7	$ 170.1	$ 123.1

2012 COMPARED TO 2011

The following table summarizes the results of operations for the period:

In thousands	For the year ended December 31, 2012	2011	Percent Change
Freight Segment	$1,501,911	$1,210,059	24.1%
Transit Segment	889,211	757,578	17.4%
Net sales	2,391,122	1,967,637	21.5%
Income from operations	392,279	270,701	44.9%
Net income attributable to Wabtec shareholders	$ 251,732	$ 170,149	47.9%

The following table shows the major components of the change in sales in 2012 from 2011:

In thousands	Freight Segment	Transit Segment	Total
2011 Net Sales	$1,210,059	$757,578	$1,967,637
Acquisitions	65,731	72,615	138,346
Change in Sales by Product Line:			
Specialty Products & Electronics	132,948	20,908	153,856
Remanufacturing, Overhaul & Build	46,124	51,579	97,703
Brake Products	41,362	(567)	40,795
Other Transit Products	—	4,176	4,176
Other	7,733	808	8,541
Foreign Exchange	(2,046)	(17,886)	(19,932)
2012 Net Sales	$1,501,911	$889,211	$2,391,122

Net sales increased by $423.5 million to $2,391.1 million in 2012 from $1,967.6 million in 2011. The increase is due to higher sales of $153.9 million for Specialty Products and Electronics from increased demand for freight original equipment rail products, and positive train control electronics and aftermarket products; $138.3 million from acquisitions; $97.7 million for Remanufacturing, Overhaul and Build sales from increased demand for freight original equipment locomotives and aftermarket services for locomotives; $40.8 million for Brake Products sales due to higher demand for original equipment brakes; and $8.6 million for other products. Company net sales decreased $19.9 million and income from operations decreased $2.4 million due to unfavorable effects of foreign exchange. Net income for 2012 was $251.7 million or $5.19 per diluted share. Net income increased due to higher sales volume.

Freight Segment sales increased by $291.9 million, or 24.1%, due to higher sales of $132.9 million for Specialty Products and Electronics, primarily resulting from increased demand for original equipment rail products, and positive train control electronics and aftermarket rail products; $65.7 million from acquisitions; $46.1 million from increased demand for freight original equipment locomotives and aftermarket services for locomotives; $41.4 million for Brake Products; and $7.7 million for other products. For the Freight Segment, net sales decreased by $2.0 million due to unfavorable effects of foreign exchange.

Transit Segment sales increased by $131.6 million, or 17.4%, due to $72.6 million from acquisitions; higher sales of $51.6 million for Remanufacturing, Overhaul and Build from increased demand for overhaul and aftermarket services; $20.9 million of higher Specialty Products and Electronics sales from increased demand for transit positive train control electronics; and $4.2 million for Other Transit Products. For the Transit Segment, net sales decreased by $17.9 million due to unfavorable effects of foreign exchange.

Cost of Sales and Gross profit Cost of Sales increased by $299.3 million to $1,696.5 million in 2012 from $1,397.2 million in 2011. Cost of sales, as a percentage of sales was 71.0% in 2012 and 2011.

During 2012, raw material costs decreased as a percentage of sales to approximately 43% in 2012 from 44% in 2011. Labor costs increased as a percentage of sales to approximately 12% in 2012 from 11% in 2011. Overhead costs as a percentage of sales were approximately 16% in 2012 and 2011. Freight Segment raw material costs decreased as a percentage of sales to approximately 43% in 2012 from 44% in 2011. Freight Segment labor costs increased as a percentage of sales to approximately 11% in 2012 from 10% in 2011, and overhead costs as a percentage of sales were approximately 15% in 2012 and 2011. Transit Segment raw material costs as a percentage of sales were approximately 43% in 2012 and 2011. Transit Segment labor costs increased as a percentage of sales to approximately 13% in 2012 from 12% in 2011, and overhead costs as a percentage of sales were 19% in 2012 and 2011. In general, raw material costs as a percentage of sales decreased and labor costs as a percentage of sales increased reflecting the higher mix of revenue generated from positive train control electronics and aftermarket services, which has a lower raw material component and higher labor component as cost of sales.

Included in costs of sales is warranty expense. The provision for warranty expense is generally established for specific losses, along with historical estimates of customer claims as a percentage of sales, which can cause variability in warranty expense between quarters. Warranty expense was $3.1 million higher in 2012 compared to 2011 due to increased sales and increased provisions for certain transit contracts. As a percentage of sales, warranty expense was 1.0% in 2012 and 2011.

Gross profit increased to $694.6 million in 2012 compared to $570.4 million in 2011, due to higher sales volume and the reasons discussed above. For 2012 and 2011, gross profit, as a percentage of sales, was 29.0%.

Operating expenses The following table shows our operating expenses:

	For the year ended December 31,		
In thousands	2012	2011	Percent Change
Selling, general and administrative expenses	$245,709	$247,534	(0.7)%
Engineering expenses	41,307	37,193	11.1%
Amortization expense	15,272	14,996	1.8%
Total operating expenses	$302,288	$299,723	0.9%

Selling, general, and administrative expenses decreased $1.8 million in 2012 compared to 2011 because the prior year included an $18.1 million charge for a court ruling which was recorded in the second quarter of 2011and a decrease of $3.0 million in other Corporate expenses. This was offset by $18.0 million of expenses from acquisitions, and $1.7 million increase in incentive and non-cash compensation. Engineering expense increased by $4.1 million in 2012 compared to 2011 as the company focused engineering resources on product development. Costs related to engineering for specific customer contracts are included in cost of sales. Amortization expense increased in 2012 compared to 2011 due to amortization of intangibles in 2012 associated with acquisitions. Total operating expenses were 12.6% and 15.2% of sales for 2012 and 2011, respectively.

The following table shows our segment operating expenses:

	For the year ended December 31,		
In thousands	2012	2011	Percent Change
Freight Segment	$157,320	$146,992	7.0%
Transit Segment	127,759	114,390	11.7%
Corporate	17,209	38,341	(55.1)%
Total operating expenses	$302,288	$299,723	0.9%

Segment operating expenses consist of specific segment costs such as, sales and marketing, information technology, insurance, and audit and tax fees, allocated corporate costs, and other segment specific discrete charges. Corporate costs are allocated to the freight and transit segments based on segment revenues. Certain corporate departmental expenses are not allocated.

Freight Segment operating expenses increased $10.3 million in 2012 compared to 2011 because of $6.4 million of expenses from acquisitions, an increase of $0.7 million in expenses allocated to the operating segments and an increase of $3.2 million in selling, general and administrative expense supporting higher sales volume. Freight Segment operating expenses were 10.5% and 12.1% of sales for 2012 and 2011, respectively.

Transit Segment operating expenses increased $13.4 million in 2012 compared to 2011 because of $13.1 million of expenses from acquisitions, a benefit of $2.4 million for a settlement related to a prior acquisition which was recorded in the second quarter of 2011, and an increase of $0.6 million in expense allocated to the operating segments, partially offset by a decrease of $2.7 million in selling, general and administrative expense from cost saving initiatives. Transit Segment operating expenses were 14.4% and 15.1% of sales for 2012 and 2011, respectively.

Corporate non-allocated operating expenses decreased $21.1 million in 2012 compared to 2011 because of the charge for a court ruling discussed above and decreases in other non-allocated departmental expenses.

Income from operations Income from operations totaled $392.3 million or 16.4% of sales in 2012 compared to $270.7 million or 13.8% of sales in 2011. Income from operations increased due to higher sales volume, partially offset by increased operating expenses discussed above.

Interest expense, net Overall interest expense, net, decreased due to lower interest rates and lower debt balances.

Other expense, net The Company recorded foreign exchange gains of $0.1 million in 2012 and foreign exchange losses of $2.0 million in 2011 due to the effect of currency exchange rate changes on intercompany transactions that are non U.S. dollar denominated and charged or credited to earnings.

Income taxes The effective income tax rate was 33.3% and 33.4% in 2012 and 2011, respectively.

Net income Net income for 2012 increased $81.6 million, compared to 2011. The increase in net income is due to higher sales volume, partially offset by increased operating expenses.

2011 COMPARED TO 2010

The following table summarizes the results of operations for the period:

	For the year ended December 31,		
In thousands	2011	2010	Percent Change
Freight Segment	$1,210,059	$ 784,504	54.2%
Transit Segment	757,578	722,508	4.9%
Net sales	1,967,637	1,507,012	30.6%
Income from operations	270,701	202,810	33.8%
Net income attributable to Wabtec shareholders	$ 170,149	$ 123,099	38.6%

The following table shows the major components of the change in sales in 2011 from 2010:

In thousands	Freight Segment	Transit Segment	Total
2010 Net Sales	$ 784,504	$722,508	$1,507,012
Acquisitions	47,614	80,699	128,313
Change in Sales by Product Line:			
Brake Products	47,726	(8,424)	39,302
Specialty Products & Electronics	281,487	25,149	306,636
Remanufacturing, Overhaul & Build	26,606	(52,701)	(26,095)
Other Transit Products	—	(26,260)	(26,260)
Other	8,824	302	9,126
Foreign Exchange and Other	13,298	16,305	29,603
2011 Net Sales	$1,210,059	$757,578	$1,967,637

Net sales increased by $460.6 million to $1,967.6 million in 2011 from $1,507.0 million in 2010. The increase is due to higher sales of $306.6 million for Specialty Products and Electronics from increased demand for freight original equipment rail products, and positive train control electronics and aftermarket products; $128.3 million from acquisitions; $39.3 million for Brake Products sales due to higher demand for original equipment brakes; and $9.1 million for other products. Partially offsetting these increases were lower sales of $26.3 million for Other Transit Products and $26.1 million for Remanufacturing, Overhaul and Build, from the completion of certain transit locomotive build contracts and lower sales from certain transit original equipment contracts. The Company realized a net sales increase of $29.6 million and an income from operations increase of $4.1 million due to favorable effects of foreign exchange. Net income for 2011 was $170.1 million or $3.51 per diluted share. Net income increased due to higher sales volume and operating margins.

Freight Segment sales increased by $425.6 million, or 54.2%, due to higher sales of $281.5 million for Specialty Products and Electronics, primarily resulting from increased demand for original equipment rail products, original equipment heat exchange products and aftermarket rail products; $47.7 million for Brake Products resulting from higher car build and increased rail traffic; $47.6 million from acquisitions; $26.6 million for Remanufacturing, Overhaul and Build from increased demand for freight overhaul and remanufacturing services and $8.8 million for other products. For the Freight Segment, net sales improved by $13.3 million due to favorable effects of foreign exchange.

Transit Segment sales increased by $35.1 million, or 4.9%, due to increased sales of $80.7 million from acquisitions and $25.1 million for Specialty Products and Electronics resulting from increased demand for transit positive train control electronics; partially offset by decreased sales of $52.7 million for Remanufacturing, Overhaul and Build, $26.3 million for Other Transit Products and $8.4 million for Brake Products, from the completion of certain transit locomotive build contracts and lower sales from certain transit original equipment contracts. For the Transit Segment, net sales improved by $16.3 million due to favorable effects of foreign exchange.

Cost of Sales and Gross profit Cost of Sales increased by $339.3 million to $1,397.2 million in 2011 from $1,057.9 million in 2010. In 2011, cost of sales, as a percentage of sales was 71.0% compared to 70.2% in the same period of 2010. This increase is the result of increased costs in the transit segment related to certain long-term contracts, partially offset by higher margin product sales (freight and aftermarket) increased as a percentage of total sales compared to other products.

During 2011, raw material costs increased as a percentage of sales to approximately 44% in 2011 from 41% in 2010. Labor costs as a percentage of sales were approximately 11% in 2011 and 2010. Overhead costs decreased as a percentage of sales to approximately 16% in 2011 from 18% in 2010. Freight Segment raw material costs increased as a percentage of sales to approximately 44% in 2011 from 40% in 2010. Freight Segment labor costs decreased as a percentage of sales to approximately 10% in 2011 from 11% in 2010, and overhead costs decreased as a percentage of sales to approximately 15% in 2011 from 18% in 2010. Transit Segment raw material costs as a percentage of sales were approximately 43% in 2011 and 2010. Transit Segment labor costs increased as a percentage of sales to approximately 12% in 2011 from 11% in 2010, and overhead costs increased as a percentage of sales to 19% in 2011 from 18% in 2010. In general, raw material costs as a percentage of sales increased reflecting the higher mix of revenue generated from freight original equipment sales and aftermarket services, which has a higher raw material component as cost of sales. Overhead costs vary as a percentage of sales depending on product mix and changes in sales volume.

Included in costs of sales is warranty expense. The provision for warranty expense is generally established for specific losses, along with historical estimates of customer claims as a percentage of sales, which can cause variability in warranty expense between quarters. Warranty expense was $3.0 million lower in 2011 compared to 2010 because of the completion of certain transit contracts, which had required creating initial warranty reserves.

Gross profit increased to $570.4 million in 2011 compared to $449.1 million in 2010, for the reasons discussed above. For 2011, gross profit, as a percentage of sales, was 29.0% compared to 29.8%, for 2010.

Operating expenses The following table shows our operating expenses:

In thousands	For the year ended December 31, 2011	2010	Percent Change
Selling, general and administrative expenses	$247,534	$195,892	26.4%
Engineering expenses	37,193	40,203	(7.5)%
Amortization expense	14,996	10,173	47.4%
Total operating expenses	$299,723	$246,268	21.7%

Selling, general, and administrative expenses increased $51.6 million in 2011 compared to 2010 because of $19.0 million of expenses from acquisitions and other growth initiatives, an $18.1 million charge for a court ruling, $11.9 million increase in incentive and non-cash compensation and $4.0 million of other certain one-time charges, partially offset by a benefit of $2.4 million from a settlement related to a prior acquisition. Engineering expense decreased by $3.0 million in 2011 compared 2010 as the Company focused engineering resources on completing original equipment contracts which caused the related engineering costs to be charged to cost of sales. Amortization expense increased in 2011 compared to 2010 due to amortization of intangibles associated with acquisitions. Total operating expenses were 15.2% and 16.3% of sales for 2011 and 2010, respectively.

The following table shows our segment operating expenses:

In thousands	For the year ended December 31, 2011	2010	Percent Change
Freight Segment	$146,992	$123,822	18.7%
Transit Segment	114,390	107,566	6.3%
Corporate	38,341	14,880	157.7%
Total operating expenses	$299,723	$246,268	21.7%

Segment operating expenses consist of specific segment costs such as; sales and marketing, information technology, insurance, and audit and tax fees; allocated corporate costs, and other segment specific discrete charges. Corporate costs are allocated to the freight and transit segments based on segment revenues. Certain corporate departmental expenses are not allocated.

Freight Segment operating expenses increased $23.2 million in 2011 compared to 2010 because of $11.3 million of expenses from acquisitions, an increase of $10.7 million in expenses allocated to the operating segments and an increase of $1.2 million in selling, general and administrative expense supporting higher sales volume. Freight Segment operating expenses were 12.1% and 15.4% of sales for 2011 and 2010, respectively.

Transit Segment operating expenses increased $6.8 million in 2011 compared to 2010 because of $7.7 million of expenses from acquisitions and an increase of $1.8 million in expense allocated to the operating segments, partially offset by a decrease of $2.7 million in selling, general and administrative expense from cost saving initiatives. Transit Segment operating expenses were 15.1% and 14.8% of sales for 2011 and 2010, respectively.

Corporate non-allocated operating expenses increased $23.5 million because of the charge for a court ruling discussed above and increases in other non-allocated departmental expenses.

Income from operations Income from operations totaled $270.7 million or 13.8% of sales in 2011 compared to $202.8 million or 13.5% of sales in 2010. Income from operations increased due to higher sales volume, partially offset by increased operating expenses discussed above.

Interest expense, net Overall interest expense, net, decreased due to higher interest income realized on higher invested cash balances.

Other expense, net The Company recorded foreign exchange losses of $2.0 million in 2011 and foreign exchange losses of $1.0 million in 2010 due to the effect of currency exchange rate changes on intercompany transactions that are non U.S. dollar denominated and charged or credited to earnings.

Income taxes The effective income tax rate was 33.4% and 34.1% in 2011 and 2010, respectively. The decrease in the effective tax rate is primarily due to a tax benefit of approximately $1.9 million which is due primarily to the settlement of examinations in various tax jurisdictions.

Net income Net income for 2011 increased $47.0 million, compared to 2010. The increase in net income is due to higher sales volume, partially offset by increased operating expenses.

Liquidity and Capital Resources

Liquidity is provided by operating cash flow and borrowings under the Company's unsecured credit facility with a consortium of commercial banks. The following is a summary of selected cash flow information and other relevant data:

	For the year ended December 31,		
In thousands	**2012**	**2011**	**2010**
Cash provided by (used for):			
Operating activities	$ 237,738	$ 248,626	$ 176,136
Investing activities	(184,944)	(146,182)	(156,255)
Financing activities:			
Proceeds from debt	233,400	257,000	248,400
Payments of debt	(311,457)	(283,202)	(218,083)
Stock repurchase	(46,556)	(26,022)	(8,381)
Cash dividends	(7,666)	(3,849)	(1,914)
Other	7,556	9,314	5,826

Operating activities. In 2012, 2011 and 2010, cash provided by operations was $237.7 million, $248.6 million and $176.1 million, respectively. In comparison to 2011, the decrease in cash provided by operations in 2012 resulted from higher working capital, offset by higher net income and higher non-cash items. In 2012 the following working capital items used cash: accounts receivable increased by $23.0 million, primarily due to higher sales; inventory increased by $32.5 million to support the higher sales and due to certain long term contracts; accounts payable and accrued income taxes decreased $34.6 million due to the timing of payments. All other operating assets and liabilities, net, provided cash of $13.4 million due to the payment timing of certain accrued liabilities.

In comparison to 2010, cash provided by operations in 2011 increased from higher net income and higher non-cash items, partially offset by an increase in working capital. In 2011, accounts receivable increased by $68.7 million, primarily due to higher sales; and inventory increased by $79.5 million from the prior year, to support the higher sales level and certain locomotive build contracts. These increases were offset by: an increase in accounts payable of $60.0 million, related to the increased inventory purchases and the timing of payments; an increase in customer deposits of $41.4 million for certain transit and freight contracts; an increase in accrued income taxes of $31.5 million due to payment timing; and an increase in all other operating assets and liabilities, net, provided cash of $50.1 million due to the accrual for a court ruling and the payment timing of certain accrued liabilities.

Investing activities. In 2012, 2011 and 2010, cash used in investing activities was $184.9 million, $146.2 million and $156.3 million, respectively. Net cash paid for acquisitions was $149.9 million, $109.0 million and $138.2 million for the years ended December 31, 2012, 2011 and 2010, respectively. Refer to Note 3 of the "Notes to Consolidated Financial Statements" for additional information on acquisitions. Capital expenditures were $36.0 million, $38.0 million, and $20.8 million in 2012, 2011 and 2010, respectively.

Financing activities. In 2012, cash used in financing activities was $124.7 million, which included $233.4 million in proceeds from debt and $311.4 million of repayments of debt on the revolving credit facility, $0.1 million of debt repayments on other debt, $7.7 million of dividend payments and $46.6 million of Wabtec stock repurchases. In 2011, cash used in financing activities was $46.8 million, which included $257.0 million in proceeds from debt and $243.5 million of repayments of debt on the revolving credit facility, $39.7 million of debt repayments on the term loan and other debt, $3.8 million of dividend payments and $26.0 million of Wabtec stock repurchases. In 2010, cash provided by financing activities was $25.8 million, which included $248.4 million in proceeds from debt and $185.4 million of repayments of debt on the revolving credit facility, $32.7 million of debt repayments on the term loan and other debt, $1.9 million of dividend payments and $8.4 million of Wabtec stock repurchases.

The following table shows outstanding indebtedness at December 31, 2012 and 2011.

	December 31,	
In thousands	2012	2011
6.875% senior notes, due 2013	$150,000	$150,000
Revolving Credit Facility	167,000	245,000
Capital Leases	896	873
Total	317,896	395,873
Less—current portion	43	68
Long-term portion	$317,853	$395,805

Cash balances at December 31, 2012 and 2011 were $215.8 million and $285.6 million, respectively.

2011 Refinancing Credit Agreement

On November 7, 2011, the Company refinanced its existing revolving credit and term loan facility with a consortium of commercial banks. This "2011 Refinancing Credit Agreement" provides the Company with a $600 million, five-year revolving credit facility. The Company incurred approximately $1.9 million of deferred financing cost related to the 2011 Refinancing Credit Agreement. The facility expires on November 7, 2016. The 2011 Refinancing Credit Agreement borrowings bear variable interest rates indexed to the indices described below. At December 31, 2012, the Company had available bank borrowing capacity, net of $32.5 million of letters of credit, of approximately $400.5 million, subject to certain financial covenant restrictions.

Under the 2011 Refinancing Credit Agreement, the Company may elect a Base Rate of interest or an interest rate based on the London Interbank Offered Rate ("LIBOR") of interest ("the Alternate Rate"). The Base Rate adjusts on a daily basis and is the greater of the Federal Funds Effective Rate plus 0.5% per annum, the PNC, N.A. prime rate or the Daily LIBOR Rate plus 100 basis points, plus a margin that ranges from 0 to 75 basis points. The Alternate Rate is based on quoted LIBOR rates plus a margin that ranges from 75 to 175 basis points. Both the Base Rate and Alternate Rate margins are dependent on the Company's consolidated total indebtedness to cash flow ratios. The initial Base Rate margin is 25 basis points and the Alternate Rate margin is 125 basis points.

At December 31, 2012 the weighted average interest rate on the Company's variable rate debt was 1.21%. On January 12, 2012, the Company entered into a forward starting interest rate swap agreement with a notional value of $150 million. The effective date of the interest rate swap agreement is July 31, 2013, and the termination date is November 7, 2016. The impact of the interest rate swap agreement will be to convert a portion of the Company's then outstanding debt from a variable rate to a fixed-rate borrowing. During the term of the interest rate swap agreement the interest rate on the notional value will be fixed at 1.415% plus the Alternate Rate margin. The Company is exposed to credit risk in the event of nonperformance by the counterparty. However, since only the cash interest payments are exchanged, exposure is significantly less than the notional amount. The counterparty is a large financial institution with an excellent credit rating and history of performance. The Company currently believes the risk of nonperformance is negligible.

The 2011 Refinancing Credit Agreement limits the Company's ability to declare or pay cash dividends and prohibits the Company from declaring or making other distributions, subject to certain exceptions. The 2011 Refinancing Credit Agreement contains various other covenants and restrictions including the following limitations: incurrence of additional indebtedness; mergers, consolidations, sales of assets and acquisitions; additional liens; sale and leasebacks; permissible investments, loans and advances; certain debt payments; and imposes a minimum interest expense coverage ratio of 3.0 and a maximum debt to cash flow ratio of 3.25. The Company does not expect that these measurements will limit the Company in executing our operating activities. See Note 8 of "Notes to Consolidated Financial Statements" included in Part IV, Item 15 of this report.

2008 Refinancing Credit Agreement

On November 4, 2008, the Company refinanced its then existing unsecured revolving credit agreement with a consortium of commercial banks. This "2008 Refinancing Credit Agreement" provided the company with a $300 million five-year revolving credit facility and a $200 million five-year term loan facility. The Company incurred $2.9 million of deferred financing cost related to the 2008 Refinancing Credit Agreement. Both facilities were set to expire in January 2013.

Under the 2008 Refinancing Credit Agreement, the Company may have elected a Base Rate of interest or an interest rate based on the London Interbank Offered Rate ("LIBOR") of interest ("the Alternate Rate"). The Base Rate adjusted on a daily basis and is the greater of the PNC, N.A. prime rate, 30-day LIBOR plus 150 basis points or the Federal Funds Effective Rate plus 0.5% per annum, plus a margin that ranges from 25 to 50 basis points. The Alternate rate was based on quoted LIBOR rates plus a margin that ranges from 125 to 200 basis points. Both the Base Rate and Alternate Rate margins are dependent on the Company's consolidated total indebtedness to cash flow ratios.

6.875% Senior Notes Due August 2013. In August 2003, the Company issued $150.0 million of Senior Notes due in 2013 ("the Notes"). The Notes were issued at par. Interest on the Notes accrues at a rate of 6.875% per annum and is payable semi-annually on January 31 and July 31 of each year. The proceeds were used to repay debt outstanding under the Company's existing credit agreement and for general corporate purposes. The principal balance is due in full at maturity. The Company has both the intent and ability to refinance the Notes, maturing August 2013, on a long term basis utilizing capacity under the 2011 Refinancing Credit Agreement. The 2011 Refinancing Credit Agreement will provide available bank borrowing capacity sufficient to refinance the Notes on a long-term basis. The Notes are included in the long-term portion of debt as of December 31, 2012. The Company is in compliance with the restrictions and covenants in the indenture under which the Notes were issued and expects that these restrictions and covenants will not be any type of limiting factor in executing our operating activities. For additional information regarding the Notes see Note 6 of the "Notes to Condensed Consolidated Financial Statements" included in Part IV, Item 15 of this report.

Management believes that based on current levels of operations and forecasted earnings, cash flow and liquidity will be sufficient to fund working capital and capital equipment needs as well as meeting debt service requirements. If sources of funds were to fail to satisfy the Company's cash requirements, the Company may need to refinance our existing debt or obtain additional financing. There is no assurance that such new financing alternatives would be available, and, in any case, such new financing, if available, may be more costly and burdensome than the debt agreements currently in place.

Contractual Obligations and Off-Balance Sheet Arrangements

The Company is obligated to make future payments under various contracts such as debt agreements, lease agreements and have certain contingent commitments such as debt guarantees. The Company has grouped these contractual obligations and off-balance sheet arrangements into operating activities, financing activities, and investing activities in the same manner as they are classified in the Statement of Consolidated Cash Flows to provide a better understanding of the nature of the obligations and arrangements and to provide a basis for comparison to historical information. The table below provides a summary of contractual obligations and off-balance sheet arrangements as of December 31, 2012:

In thousands	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Operating activities:					
Purchase obligations (1)	$ 46,036	$ 44,634	$ 1,402	$ —	$ —
Operating leases (2)	82,858	15,853	23,587	17,376	26,042
Pension benefit payments (3)	112,365	10,623	21,899	21,193	58,650
Postretirement benefit payments (4)	22,287	1,840	3,900	4,236	12,311
Financing activities:					
Interest payments (5)	25,663	9,546	11,328	4,703	86
Long-term debt (6)	317,896	43	740	317,065	48
Dividends to shareholders (7)	—	—	—	—	—
Investing activities:					
Capital projects (8)	48,158	48,158	—	—	—
Other:					
Standby letters of credit (9)	33,043	9,286	20,022	951	2,784
Total		$139,983	$82,878	$365,524	

(1) Purchase obligations represent non-cancelable contractual obligations at December 31, 2012. In addition, the Company had $265.4 million of open purchase orders for which the related goods or services had not been received. Although open purchase orders are considered enforceable and legally binding, their terms generally allow us the option to cancel, reschedule and adjust our requirements based on our business needs prior to the delivery of goods or performance of services.

(2) Future minimum payments for operating leases are disclosed by year in Note 14 of the "Notes to Consolidated Financial Statements" included in Part IV, Item 15 of this report.

(3) Annual payments to participants are expected to continue into the foreseeable future at the amounts or ranges noted. Pension benefit payments are based on actuarial estimates using current assumptions for discount rates, expected return on long-term assets and rate of compensation increases. The Company expects to contribute about $4.9 million to pension plan investments in 2012. See further disclosure in Note 9 of the "Notes to Consolidated Financial Statements" included in Part IV, Item 15 of this report.

(4) Annual payments to participants are expected to continue into the foreseeable future at the amounts or ranges noted. Postretirement payments are based on actuarial estimates using current assumptions for discount rates and health care costs. See further disclosure in Note 9 of the "Notes to Consolidated Financial Statements" included in Part IV, Item 15 of this report.

(5) Interest payments are payable January and July of each year at 6.875% of $150 million Senior Notes due in 2013. Interest payments for the Revolving Credit Facility and Capital Leases are based on contractual terms and the Company's current interest rates.

(6) Scheduled principal repayments of outstanding loan balances are disclosed in Note 8 of the "Notes to Consolidated Financial Statements" included in Part IV, Item 15 of this report.

(7) Shareholder dividends are subject to approval by the Company's Board of Directors, currently at an annual rate of approximately $9.6 million.

(8) The annual capital expenditure budget is subject to approval by the Board of Directors. The 2013 budget amount was approved at the December 2012 Board of Directors meeting.

(9) The Company has $32.5 million in outstanding letters of credit for performance and bid bond purposes, which expire in various dates through 2019. Amounts include interest payments based on contractual terms and the Company's current interest rate.

The above table does not reflect uncertain tax positions of $11.3 million, the timing of which are uncertain except for $3.1 million that may become payable during 2013. Refer to Note 10 of the "Notes to Consolidated Financial Statements" for additional information on uncertain tax positions.

Obligations for operating activities. The Company has entered into $46.0 million of material long-term non-cancelable materials and supply purchase obligations. Operating leases represent multi-year obligations for rental of facilities and equipment. Estimated pension funding and post retirement benefit payments are based on actuarial estimates using current assumptions for discount rates, expected return on long-term assets, rate of compensation increases and health care cost trend rates. Benefits paid for pension obligations were $12.9 million and $12.5 million in 2012 and 2011, respectively. Benefits paid for post retirement plans were $1.5 million and $1.9 million in 2012 and in 2011, respectively.

Obligations for financing activities. Cash requirements for financing activities consist primarily of long-term debt repayments, interest payments and dividend payments to shareholders. The Company has historically paid quarterly dividends to shareholders, subject to quarterly approval by our Board of Directors, currently at a rate of approximately $9.6 million annually.

The Company arranges for performance bonds to be issued by third party insurance companies to support certain long term customer contracts. At December 31, 2012 initial value of performance bonds issued on the Company's behalf is about $282.7 million.

Obligations for investing activities. The Company typically spends approximately $40 million to $50 million a year for capital expenditures, primarily related to facility expansion efficiency and modernization, health and safety, and environmental control. The Company expects annual capital expenditures in the future will be within this range.

Forward Looking Statements

We believe that all statements other than statements of historical facts included in this report, including certain statements under "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," may constitute forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. Although we believe that our assumptions made in connection with the forward-looking statements are reasonable, we cannot assure that our assumptions and expectations are correct.

These forward-looking statements are subject to various risks, uncertainties and assumptions about us, including, among other things:

Economic and industry conditions

- prolonged unfavorable economic and industry conditions in the markets served by us, including North America, South America, Europe, Australia, Asia, and South Africa;
- decline in demand for freight cars, locomotives, passenger transit cars, buses and related products and services;
- reliance on major original equipment manufacturer customers;
- original equipment manufacturers' program delays;
- demand for services in the freight and passenger rail industry;

- demand for our products and services;
- orders either being delayed, cancelled, not returning to historical levels, or reduced or any combination of the foregoing;
- consolidations in the rail industry;
- continued outsourcing by our customers; industry demand for faster and more efficient braking equipment;
- fluctuations in interest rates and foreign currency exchange rates; or
- availability of credit;

Operating factors

- supply disruptions;
- technical difficulties;
- changes in operating conditions and costs;
- increases in raw material costs;
- successful introduction of new products;
- performance under material long-term contracts;
- labor relations;
- completion and integration of acquisitions; or
- the development and use of new technology;

Competitive factors

- the actions of competitors;

Political/governmental factors

- political stability in relevant areas of the world;
- future regulation/deregulation of our customers and/or the rail industry;
- levels of governmental funding on transit projects, including for some of our customers;
- political developments and laws and regulations, including those related to Positive Train Control;
- federal and state income tax legislation; or
- the outcome of our existing or any future legal proceedings, including litigation involving our principal customers and any litigation with respect to environmental, asbestos-related matters and pension liabilities; and

Transaction or commercial factors

- the outcome of negotiations with partners, governments, suppliers, customers or others.

Statements in this 10-K apply only as of the date on which such statements are made, and we undertake no obligation to update any statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

Critical Accounting Policies

The preparation of the financial statements in accordance with generally accepted accounting principles requires Management to make judgments, estimates and assumptions regarding uncertainties that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Areas of uncertainty that require judgments, estimates and assumptions include the accounting for allowance for doubtful accounts, inventories, the testing of goodwill and other intangibles for impairment, warranty reserves, pensions and other postretirement benefits, stock based compensation and tax matters. Management uses historical experience and all available information to make these judgments and estimates, and actual results will inevitably differ from those estimates and assumptions that are used to prepare the Company's financial statements at any given time. Despite these inherent limitations, Management believes that Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) and the financial statements and related footnotes provide a meaningful and fair perspective of the Company. A discussion of the judgments and uncertainties associated with accounting for derivatives and environmental matters can be found in Notes 2 and 18, respectively, in the "Notes to Consolidated Financial Statements" included in Part IV, Item 15 of this report.

A summary of the Company's significant accounting policies is included in Note 2 in the "Notes to Consolidated Financial Statements" included in Part IV, Item 15 of this report and is incorporated by reference herein. Management believes that the application of these policies on a consistent basis enables the Company to provide the users of the financial statements with useful and reliable information about the Company's operating results and financial condition.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Accounts Receivable and Allowance for Doubtful Accounts:		
The Company provides an allowance for doubtful accounts to cover anticipated losses on uncollectible accounts receivable.	The allowance for doubtful accounts receivable reflects our best estimate of probable losses inherent in our receivable portfolio determined on the basis of historical experience, specific allowances for known troubled accounts and other currently available evidence.	If our estimates regarding the collectability of troubled accounts, and/or our actual losses within our receivable portfolio exceed our historical experience, we may be exposed to the expense of increasing our allowance for doubtful accounts.
Inventories:		
Inventories are stated at the lower of cost or market.	Cost is determined under the first-in, first-out (FIFO) method. Inventory costs include material, labor and overhead.	If the market value of our products were to decrease due to changing market conditions, the Company could be at risk of incurring the cost of additional reserves to adjust inventory value to a market value lower than stated cost.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Inventory is reviewed to ensure that an adequate provision is recognized for excess, slow moving and obsolete inventories.	The Company compares inventory components to prior year sales history and current backlog and anticipated future requirements. To the extent that inventory parts exceed estimated usage and demand, a reserve is recognized to reduce the carrying value of inventory. Also, specific reserves are established for known inventory obsolescence.	If our estimates regarding sales and backlog requirements are inaccurate, we may be exposed to the expense of increasing our reserves for slow moving and obsolete inventory.
Goodwill and Indefinite-Lived Intangibles:		
Goodwill and indefinite-lived intangibles are required to be tested for impairment at least annually. The Company performs its annual impairment test during the fourth quarter and more frequently when indicators of impairment are present. The Company reviews goodwill for impairment at the reporting unit level. The evaluation of impairment involves comparing the current fair value of the business to the recorded value (including goodwill).	A number of significant assumptions and estimates are involved in the application of the impairment test, including the identification of macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, Wabtec specific events and share price trends and making the assessment on whether each relevant factor will impact the impairment test positively or negatively and the magnitude of any such amount.	Management considers historical experience and all available information at the time the fair values of its reporting units are estimated. However, actual amounts realized may differ from those used to evaluate the impairment of goodwill. If actual results are not consistent with our assumptions and judgments used in estimating future cash flows and asset fair values, we may be exposed to impairment losses that could be material to our results of operations. For example, based on the last quantitative analysis performed as of October 1, 2010, a decline in the terminal growth rate greater than 50 basis points would decrease fair market value by $133.3 million, or an increase in the weighted-average cost of capital by 100 basis points would result in a decrease in fair market value by $373.4 million. Even with such changes the fair value of the reporting units would be greater than their net book values as of the valuation date of October 1, 2010, necessitating no Step 2 calculations. See Note 2 in the "Notes to Consolidated Financial Statements" included in Part IV, Item 15 of this report for additional discussion regarding impairment testing.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Warranty Reserves:		
The Company provides warranty reserves to cover expected costs from repairing or replacing products with durability, quality or workmanship issues occurring during established warranty periods.	In general, reserves are provided for as a percentage of sales, based on historical experience. In addition, specific reserves are established for known warranty issues and their estimable losses.	If actual results are not consistent with the assumptions and judgments used to calculate our warranty liability, the Company may be at risk of realizing material gains or losses.
Accounting for Pensions and Postretirement Benefits:		
These amounts are determined using actuarial methodologies and incorporate significant assumptions, including the rate used to discount the future estimated liability, the long-term rate of return on plan assets and several assumptions relating to the employee workforce (salary increases, medical costs, retirement age and mortality).	Significant judgments and estimates are used in determining the liabilities and expenses for pensions and other postretirement benefits. The rate used to discount future estimated liabilities is determined considering the rates available at year-end on debt instruments that could be used to settle the obligations of the plan. The long-term rate of return is estimated by considering historical returns and expected returns on current and projected asset allocations and is generally applied to a five-year average market value of assets. The differences between actual and expected asset returns are recognized in expense using the normal amortization of gains and losses per ASC 715.	If assumptions used in determining the pension and other postretirement benefits change significantly, these costs can fluctuate materially from period to period. The key assumptions in determining the pension and other postretirement expense and obligation include the discount rate, expected return on assets and health care cost trend rate. For example, a 1% decrease or increase in the discount rate used in determining the pension and postretirement expense would increase expense $2.5 million or decrease expense $2.2 million, respectively. A 1% decrease or increase in the discount rate used in determining the pension and postretirement obligation would increase the obligation $36.7 million or decrease the obligation$31.0 million, respectively. A 1% decrease or increase in the expected return on assets used in determining the pension expense would increase or decrease expense $1.8 million, respectively. If the actual asset values at December 31, 2011 had been 1% lower, the amortization of losses in the following year would increase $0.2 million. A 1% decrease or increase in the health care cost trend rate used in determining the postretirement

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
		expense would decrease or increase expense $0.4 million. A 1% decrease or increase in the health care cost trend rate used in determining the postretirement obligation would decrease the obligation $4.0 million or increase the obligation $4.7 million, respectively.
Stock-based Compensation:		
The Company has issued incentive stock awards to eligible employees that vest upon attainment of certain cumulative three-year performance goals. The program is structured as a rolling three-year plan; each year starts a new three-year performance cycle with the most recently commenced cycle being 2012-2014. No incentive stock awards will vest for performance below the three-year cumulative threshold. The Company utilizes an economic profit measure for this performance goal. Economic profit is a measure of the extent to which the Company produces financial results in excess of its cost of capital. Based on the Company's achievement of the threshold and three-year cumulative performance, the stock awards vested can range from 0% to 200% of the shares granted.	Significant judgments and estimates are used in determining the estimated three-year performance, which is then used to estimate the total shares expected to vest over the three year vesting cycle and corresponding expense based on the grant date fair value of the award. When determining the estimated three-year performance, the Company utilizes a combination of historical actual results, budgeted results and forecasts. In the initial grant year of a performance cycle, the Company estimates the three-year performance at 100%. As actual performance results for a cycle begin to accumulate and the Company completes its budgeting and forecasting cycles the performance estimates are updated. These judgments and estimates are reviewed and update on a quarterly basis.	If assumptions used in determining the estimated three-year performance change significantly, stock-based compensation expense related to the unvested incentive stock awards can fluctuate materially from period to period. For example a 10% decrease or increase in the estimated vesting percentage for incentive stock awards would decrease or increase stock-based compensation expense by approximately $1.2 million and $0.3 million, respectively.
Income Taxes:		
Wabtec records an estimated liability or benefit for income and other taxes based on what it determines will likely be paid in various tax jurisdictions in which it operates in accordance with ASC 740-10 Accounting for Income Taxes and Accounting for Uncertainty in Income Taxes.	The estimate of our tax obligations are uncertain because Management must use judgment to estimate the exposures associated with our various filing positions, as well as realization of our deferred tax assets.	Management uses its best judgment in the determination of these amounts. However, the liabilities ultimately realized and paid are dependent on various matters including the resolution of the tax audits in the various affected tax jurisdictions and may differ from the amounts recorded.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
	ASC 740-10 establishes a recognition and measurement threshold to determine the amount of tax benefit that should be recognized related to uncertain tax positions.	An adjustment to the estimated liability would be recorded through income in the period in which it becomes probable that the amount of the actual liability differs from the recorded amount. A deferred tax valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized.
Revenue Recognition:		
Revenue is recognized in accordance with ASC-605 "Revenue Recognition."	Revenue is recognized when products have been shipped to the respective customers, title has passed and the price for the product has been determined.	Should market conditions and customer demands dictate changes to our standard shipping terms, the Company may be impacted by longer than typical revenue recognition cycles.
The Company recognizes revenues on long-term contracts based on the percentage of completion method of accounting. The units-of-delivery method or other input-based or output-based measures, as appropriate, are used to measure the progress toward completion of individual contracts. Contract revenues and cost estimates are reviewed and revised at a minimum quarterly and adjustments are reflected in the accounting period as such amounts are determined.	Contract accounting involves a judgmental process of estimating the total sales and costs for each contract, which results in the development of estimated profit margin percentages. For each contract with revenue recognized using the percentage of completion method, the amount reported as revenues is determined by calculating cost incurred to date as a percentage of the total expected contract costs to determine the percentage of total contract revenue to be recognized in the current period. Due to the size, duration and nature of many of our contracts, the estimation of total sales and costs through completion is complicated and subject to many variables. Total contract sales estimates are based on negotiated contract prices and quantities, modified by our assumptions regarding contract options, change orders, and price adjustment clauses (such as inflation or index-based clauses). Total contract cost estimates are largely based on	The development of expected contract costs and contract profit margin percentages involves procedures and personnel in all areas that provide financial or production information on the status of contracts. Due to the significance of judgment in the estimation process, it is likely that materially different revenue amounts could be recorded if we used different assumptions or if the underlying circumstances were to change. Changes in underlying assumptions/estimates, supplier performance, or circumstances may adversely or positively affect financial performance in future periods. If the combined profit margin for all contracts recognized on the percentage of completion method during 2012 had been estimated to be higher or lower by 1%, it would have increased or decreased revenue and gross profit for the year by approximately $8.7 million. A few of our contracts are expected to be completed in a loss position. Provisions are made

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
	negotiated or estimated purchase contract terms, historical performance trends, business base and other economic projections. Factors that influence these estimates include inflationary trends, technical and schedule risk, internal and subcontractor performance trends, business volume assumptions, asset utilization, and anticipated labor agreements. For long-term contracts, revenues and cost estimates are reviewed and revised quarterly at a minimum and adjustments are reflected in the accounting period as such amounts are determined.	currently for estimated losses on uncompleted contracts.
Certain pre-production costs relating to long term production and supply contracts have been deferred and will be recognized over the life of the contracts.	Pre-production costs are recognized over the expected life of the contract usually based on the Company's progress toward the estimated number of units expected to be delivered under the production or supply contract.	A charge to expense for unrecognized portions of pre-production costs could be realized if the Company's estimate of the number of units to be delivered changes or the underlying contract is cancelled.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

In the ordinary course of business, Wabtec is exposed to risks that increases in interest rates may adversely affect funding costs associated with its variable-rate debt. The Company's variable rate debt represents 53% and 35% of total long-term debt at December 31, 2012 and 2011, respectively. On an annual basis a 1% change in the interest rate for variable rate debt at December 31, 2012 would increase or decrease interest expense by about $1.7 million.

To reduce the impact of interest rate changes on a portion of this variable-rate debt, the Company entered into interest rate swap agreements which effectively converted a portion of the debt from a variable to a fixed-rate borrowing during the term of the swap contracts. Refer to "Financial Derivatives and Hedging Activities" in Note 2 of "Notes to Consolidated Financial Statements" included in Part IV, Item 15 of this report for additional information regarding interest rate risk.

Foreign Currency Exchange Risk

The Company is subject to certain risks associated with changes in foreign currency exchange rates to the extent our operations are conducted in currencies other than the U.S. dollar. For the year ended December 31, 2012, approximately 50% of Wabtec's net sales were to the United States, 11% to the United Kingdom, 8% to Canada, 8% to Australia, 6% to Mexico, 2% to Germany, and 15% in other international locations. (See Note 19 of "Notes to Consolidated Financial Statements" included in Part IV, Item 15 of this report). To reduce the impact of changes in currency exchange rates, the Company has periodically entered into foreign currency forward contracts. Refer to "Financial Derivatives and Hedging Activities" in Note 2 of "Notes to Consolidated Financial Statements" included in Part IV, Item 15 of this report for more information regarding foreign currency exchange risk.

Our market risk exposure is not substantially different from our exposure at December 31, 2011.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Financial statements and supplementary data are set forth in Item 15, of Part IV hereof.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There have been no disagreements with our independent public accountants.

Item 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Wabtec's principal executive officer and its principal financial officer have evaluated the effectiveness of Wabtec's "disclosure controls and procedures," (as defined in Exchange Act Rule 13a-15(e)) as of December 31, 2012. Based upon their evaluation, the principal executive officer and principal financial officer concluded that Wabtec's disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed by Wabtec in the reports filed or submitted by it under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and to provide reasonable assurance that information required to be disclosed by Wabtec in such reports is accumulated and communicated to Wabtec's Management, including its principal executive officer and principal finance officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

There was no change in Wabtec's "internal control over financial reporting" (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during the quarter ended December 31, 2012, that has materially affected, or is reasonably likely to materially affect, Wabtec's internal control over financial reporting. Management's annual report on internal control over financial reporting and the attestation report of the registered public accounting firm are included in Part IV, Item 15 of this report.

Management's Report on Internal Control over Financial Reporting

Management's Report on Internal Control Over Financial Reporting appears on page 48 and is incorporated herein by reference.

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

Ernst & Young's attestation report on internal control over financial reporting appears on page 49 and is incorporated herein by reference.

Item 9B. OTHER INFORMATION

None.

PART III

Items 10 through 14.

In accordance with the provisions of General Instruction G(3) to Form 10-K, the information required by Item 10 (Directors, Executive Officers and Corporate Governance), Item 11 (Executive Compensation), Item 12 (Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters), Item 13 (Certain Relationships and Related Transactions, and Director Independence) and Item 14 (Principal Accounting Fees and Services) is incorporated herein by reference from the Company's definitive Proxy Statement for its Annual Meeting of Stockholders to be held on May 14, 2013, except for the Equity Compensation Plan Information required by Item 12, which is set forth in the table below. The definitive Proxy Statement will be filed with the Securities and Exchange Commission not later than 120 days after December 31, 2012. Information relating to the executive officers of the Company is set forth in Part I.

Wabtec has adopted a Code of Ethics for Senior Officers which is applicable to all of our executive officers. As described in Item 1 of this report the Code of Ethics for Senior Officers is posted on our website at *www.wabtec.com*. In the event that we make any amendments to or waivers from this code, we will disclose the amendment or waiver and the reasons for such on our website.

This table provides aggregate information as of December 31, 2012 concerning equity awards under Wabtec's compensation plans and arrangements.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by shareholders	732,839	$40.48	2,086,697
Equity compensation plans not approved by shareholders	—	—	—
Total	732,839	$40.48	2,086,697

PART IV

Item 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

The financial statements, financial statement schedules and exhibits listed below are filed as part of this annual report:

			Filing Method
(b)			
		Exhibits	
	3.1	Restated Certificate of Incorporation of the Company dated January 30, 1995, as amended December 31, 2003	11
	3.2	Amended and Restated By-Laws of the Company, effective February 15, 2011	10
	4.1(a)	Indenture with the Bank of New York as Trustee dated as of August 6, 2003	3
	4.1(b)	Resolutions Adopted July 23, 2003 by the Board of Directors establishing the terms of the offering of up to $150,000,000 aggregate principal amount of 6.875% Senior Notes due 2013	3
	4.2	Purchase Agreement, dated July 23, 2003, by and between the Company and the initial purchasers	3

		Filing Method
4.3	Exchange and Registration Rights Agreement, dated August 6, 2003	3
10.1	Agreement of Sale and Purchase of the North American Operations of the Railway Products Group, an operating division of American Standard Inc. (now known as Trane), dated as of 1990 between Rail Acquisition Corp. and American Standard Inc. (only provisions on indemnification are reproduced)	2
10.2	Letter Agreement (undated) between the Company and American Standard Inc. (now known as Trane) on environmental costs and sharing	2
10.3	Purchase Agreement dated as of June 17, 1992 among the Company, Schuller International, Inc., Manville Corporation and European Overseas Corporation (only provisions on indemnification are reproduced)	2
10.4	Westinghouse Air Brake Company 1995 Non-Employee Directors' Fee and Stock Option Plan, as amended	5
10.5	Westinghouse Air Brake Technologies Corporation 2000 Stock Incentive Plan, as amended *	5
10.6	Employment Agreement with Albert J. Neupaver, dated February 1, 2006 *	4
10.7	Form of Restricted Stock Agreement	1
10.8	Westinghouse Air Brake Technologies Corporation 2011 Stock Incentive Plan *	6
10.9	Stock Purchase Agreement, by and among the Company, Standard Car Truck Company and Robclif, Inc., dated September 12, 2008	7
10.10	Refinancing Credit Agreement by and among the Company, the Guarantors, various lenders, Citizens Bank of Pennsylvania, PNC Bank, National Association, PNC Capital Markets LLC, J.P. Morgan Securities, Inc., JP Morgan Chase Bank, Bank of America, N.A., Branch Banking and Trust Company, The Bank of Toyko-Mitsubish UFJ, Ltd., the Bank of Nova Scotia and First Commonwealth Bank, dated as of November 7, 2011	8
10.11	Form of Employment Continuation Agreement entered into by the Company with Albert J. Neupaver, Alvaro Garcia-Tunon, Raymond T. Betler, Charles F. Kovac, R. Mark Cox, David L. DeNinno, Patrick D. Dugan, Scott E. Wahlstrom and Timothy R. Wesley*	9
10.12	Wabtec Corporation Deferred Compensation Plan for Executive Officers and Directors as adopted December 10, 2009	1
10.13	Form of Agreement for Nonstatutory Stock Option under the 1995 Non-Employee Directors' Fee and Stock Option Plan, as amended	1
10.14	Form of Agreement for Nonstatutory Stock Options under 2000 Stock Incentive Plan, as amended	1
10.15	Form of Agreement for Nonstatutory Stock Options under 2011 Stock Incentive Plan as amended	1
21	List of subsidiaries of the Company	1
23.1	Consent of Ernst & Young LLP	1
31.1	Rule 13a-14(a)/15d-14(a) Certifications	1
31.2	Rule 13a-14(a)/15d-14(a) Certifications	1

		Filing Method
32.1	Section 1350 Certifications	1
101.INS**	XBRL Instance Document.	1
101.SCH**	XBRL Taxonomy Extension Calculation Linkbase Document	1
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document	1
101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document.	1
101.LAB**	XBRL Taxonomy Extension Label Linkbase Document	1
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document	1

1 Filed herewith.
2 Filed as an exhibit to the Company's Registration Statement on Form S-1 (File No. 33-90866).
3 Filed as an exhibit to the Company's Registration Statement on Form S-4 (File No. 333-110600).
4 Filed as an exhibit to the Company's Quarterly Report on Form 10-Q (File No. 033-90866) for the period ended March 31, 2006.
5 Filed as an Annex to the Company's Schedule 14A Proxy Statement (File No. 033-90866) filed on April 13, 2006.
6 Filed as an Annex to the Company's Schedule 14A Proxy Statement (File No. 033-90866) filed on March 31, 2011.
7 Filed as an exhibit to the Company's Quarterly Report on Form 10-Q (File No. 033-90866) for the period ended September 30, 2008.
8 Filed as an exhibit to the Company's Current Report on Form 8-K (File No. 033-90866) Dated November 7, 2011.
9 Filed as an exhibit to the Company's Current Report on Form 8-K (File No. 033-90866) dated July 2, 2009.
10 Filed as an exhibit to the Company's Current Report on Form 8-K (File No. 033-90866), dated February 22, 2011.
11 Filed as an exhibit to the Company's Annual Report on Form 10-K (File No. 033-90866), dated February 25, 2011.
* Management contract or compensatory plan.
** Users of this data are advised pursuant to Rule 406T of Regulation S-T that this interactive data file is deemed not filed or part of a registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of section 18 of the Securities and Exchange Act of 1934, and otherwise is not subject to liability under these sections.

MANAGEMENT'S REPORTS TO WABTEC SHAREHOLDERS

Management's Report on Financial Statements and Practices

The accompanying consolidated financial statements of Westinghouse Air Brake Technologies Corporation and subsidiaries (the "Company") were prepared by Management, which is responsible for their integrity and objectivity. The statements were prepared in accordance with generally accepted accounting principles and include amounts that are based on Management's best judgments and estimates. The other financial information included in the 10-K is consistent with that in the financial statements.

Management also recognizes its responsibility for conducting the Company's affairs according to the highest standards of personal and corporate conduct. This responsibility is characterized and reflected in key policy statements issued from time to time regarding, among other things, conduct of its business activities within the laws of host countries in which the Company operates and potentially conflicting outside business interests of its employees. The Company maintains a systematic program to assess compliance with these policies.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. In order to evaluate the effectiveness of internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, Management has conducted an assessment, including testing, using the criteria in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting standards. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has excluded Mors Smitt Holding ("Mors Smitt"), Winco Equipamentos Ferroviarios Ltda. ("Winco") and LH Group ("LH") from its assessment of internal controls over financial reporting as of December 31, 2012 because the Company acquired Mors Smitt effective June 14, 2012, Winco effective July 31, 2012 and LH effective October 1, 2012. Mors Smitt, Winco and LH are wholly owned subsidiaries whose total assets represents 5.2%, 0.5% and 2.6%, respectively and whose total net assets represents 7.5%, 0.4% and 3.7%, respectively, and net income represents 0.5%, 0.2% and 0.0%, respectively and whose customer revenues represents 1.3%, 0.2% and 0.7%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2012.

Based on its assessment, Management has concluded that the Company maintained effective internal control over financial reporting as of December 31, 2012, based on criteria in Internal Control-Integrated Framework issued by the COSO. The effectiveness of the Company's internal control over financial reporting as of December 31, 2012, has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Westinghouse Air Brake Technologies Corporation:

We have audited the accompanying consolidated balance sheets of Westinghouse Air Brake Technologies Corporation as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedule listed in the index at Item 15(a). These financial statements and schedule are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Westinghouse Air Brake Technologies Corporation as of December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Westinghouse Air Brake Technologies Corporation's internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 22, 2013 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Pittsburgh, Pennsylvania
February 22, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Shareholders of Westinghouse Air Brake Technologies Corporation:

We have audited Westinghouse Air Brake Technologies Corporation's internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Westinghouse Air Brake Technologies Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management's Report on Internal Control over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Mors Smitt Holding ("Mors Smitt"), Winco Equipamentos Ferroviarios Ltda. ("Winco") and LH Group ("LH"), which are included in the 2012 consolidated financial statements of Westinghouse Air Brake Technologies Corporation and constituted 5.2%, 0.5% and 2.6%, respectively, of total assets and 7.5%, 0.4% and 3.7%, respectively, of total net assets as of December 31, 2012, and 0.5%, 0.2% and 0.0%, respectively, of net income and 1.3%, 0.2% and 0.7%, respectively, of customer revenue for the year then ended. Our audit of internal control over financial reporting of Westinghouse Air Brake Technologies Corporation also did not include an evaluation of the internal control over financial reporting of Mors Smitt, Winco and LH.

In our opinion, Westinghouse Air Brake Technologies Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Westinghouse Air Brake Technologies Corporation as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2012 and our report dated February 22, 2013 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Pittsburgh, Pennsylvania
February 22, 2013

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION

CONSOLIDATED BALANCE SHEETS

In thousands, except share and par value	December 31, 2012	December 31, 2011
Assets		
Current Assets		
Cash and cash equivalents	$ 215,766	$ 285,615
Accounts receivable	389,915	346,281
Inventories	407,039	348,174
Deferred income taxes	60,894	57,339
Other	19,324	18,373
Total current assets	1,092,938	1,055,782
Property, plant and equipment	555,924	513,113
Accumulated depreciation	(311,836)	(291,091)
Property, plant and equipment, net	244,088	222,022
Other Assets		
Goodwill	666,022	587,531
Other intangibles, net	308,321	257,355
Deferred income taxes	183	240
Other noncurrent assets	39,990	36,023
Total other assets	1,014,516	881,149
Total Assets	$2,351,542	$2,158,953
Liabilities and Shareholders' Equity		
Current Liabilities		
Accounts payable	$ 248,593	$ 244,649
Customer deposits	82,810	72,811
Accrued compensation	53,222	48,564
Accrued warranty	39,860	29,416
Current portion of long-term debt	43	68
Commitments and contingencies	435	392
Other accrued liabilities	128,096	145,485
Total current liabilities	553,059	541,385
Long-term debt	317,853	395,805
Accrued postretirement and pension benefits	66,388	63,837
Deferred income taxes	91,176	74,217
Commitments and contingencies	1,238	1,290
Accrued warranty	18,352	21,224
Other long-term liabilities	21,459	13,551
Total liabilities	1,069,525	1,111,309
Shareholders' Equity		
Preferred stock, 1,000,000 shares authorized, no shares issued	—	—
Common stock, $.01 par value; 100,000,000 shares authorized: 66,174,767 shares issued and 47,703,684 and 47,946,360 outstanding at December 31, 2012 and 2011, respectively	662	662
Additional paid-in capital	381,348	360,914
Treasury stock, at cost, 18,471,083 and 18,228,407 shares, at December 31, 2012 and 2011, respectively	(349,388)	(309,196)
Retained earnings	1,297,772	1,053,706
Accumulated other comprehensive loss	(53,564)	(60,897)
Total Westinghouse Air Brake Technologies Corporation shareholders' equity	1,276,830	1,045,189
Non-controlling interest	5,187	2,455
Total shareholders' equity	1,282,017	1,047,644
Total Liabilities and Shareholders' Equity	$2,351,542	$2,158,953

The accompanying notes are an integral part of these statements.

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

In thousands, except per share data	Year ended December 31,		
	2012	2011	2010
Net sales	$ 2,391,122	$ 1,967,637	$ 1,507,012
Cost of sales	(1,696,555)	(1,397,213)	(1,057,934)
Gross profit	694,567	570,424	449,078
Selling, general and administrative expenses	(245,709)	(247,534)	(195,892)
Engineering expenses	(41,307)	(37,193)	(40,203)
Amortization expense	(15,272)	(14,996)	(10,173)
Total operating expenses	(302,288)	(299,723)	(246,268)
Income from operations	392,279	270,701	202,810
Other income and expenses			
Interest expense, net	(14,251)	(15,007)	(15,923)
Other (expense) income, net	(670)	(380)	(60)
Income from operations before income taxes	377,358	255,314	186,827
Income tax expense	(125,626)	(85,165)	(63,728)
Net income attributable to Wabtec shareholders	$ 251,732	$ 170,149	$ 123,099
Earnings Per Common Share			
Basic			
Net income attributable to Wabtec shareholders	$ 5.24	$ 3.54	$ 2.57
Diluted			
Net income attributable to Wabtec shareholders	$ 5.19	$ 3.51	$ 2.56
Weighted average shares outstanding			
Basic	47,734	47,820	47,597
Diluted	48,371	48,329	48,005

The accompanying notes are an integral part of these statements.

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

In thousands	Year ended December 31,		
	2012	2011	2010
Net income attributable to Wabtec shareholders	$251,732	$170,149	$123,099
Foreign currency translation gain (loss)	14,428	(12,714)	(2,633)
Unrealized gain (loss) on foreign exchange contracts	—	191	(82)
Unrealized (loss) gain on interest rate swap contracts	(2,628)	1,096	(2,475)
Pension benefit plans and post-retirement benefit plans	(6,292)	(16,420)	(5,158)
Comprehensive income before income taxes	257,240	142,302	112,751
Income tax benefit related to components of other comprehensive income	1,825	5,027	2,817
Comprehensive income attributable to Wabtec shareholders	$259,065	$147,329	$115,568

The accompanying notes are an integral part of these statements.

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands, except per share data	Year Ended December 31, 2012	2011	2010
Operating Activities			
Net income attributable to Wabtec shareholders	$ 251,732	$ 170,149	$ 123,099
Adjustments to reconcile net income to cash provided by operations:			
Depreciation and amortization	44,136	44,849	38,586
Stock-based compensation expense	19,848	18,646	11,765
Deferred income taxes	581	(16,595)	16,248
Loss on disposal of property, plant and equipment	1,112	1,191	777
Excess income tax benefits from exercise of stock options	(3,125)	(4,415)	(2,570)
Changes in operating assets and liabilities, net of acquisitions			
Accounts receivable	(22,976)	(68,697)	(34,255)
Inventories	(32,491)	(79,537)	(1,650)
Accounts payable	(12,483)	59,974	44,294
Accrued income taxes	(33,202)	31,514	(5,811)
Accrued liabilities and customer deposits	13,323	43,201	(10,181)
Other assets and liabilities	10,983	48,346	(4,166)
Net cash provided by operating activities	237,438	248,626	176,136
Investing Activities			
Purchase of property, plant and equipment	(36,001)	(37,971)	(20,843)
Proceeds from disposal of property, plant and equipment	971	663	418
Acquisitions of businesses, net of cash acquired	(149,914)	(108,874)	(135,830)
Net cash used for investing activities	(184,944)	(146,182)	(156,255)
Financing Activities			
Proceeds from debt	233,400	257,000	248,400
Payments of debt	(311,457)	(283,202)	(218,083)
Stock repurchase	(46,556)	(26,022)	(8,381)
Proceeds from exercise of stock options and other benefit plans	4,431	4,899	3,256
Excess income tax benefits from exercise of stock options	3,125	4,415	2,570
Cash dividends ($0.16, $0.08 and $0.04 per share for the years ended December 31, 2012, 2011 and 2010)	(7,666)	(3,849)	(1,914)
Net cash (used for) provided by financing activities	(124,723)	(46,759)	25,848
Effect of changes in currency exchange rates	2,380	(7,011)	2,553
(Decrease) increase in cash	(69,849)	48,674	48,282
Cash, beginning of year	285,615	236,941	188,659
Cash, end of year	$ 215,766	$ 285,615	$ 236,941

The accompanying notes are an integral part of these statements.

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

In thousands, except share and per share data	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Treasury Stock Shares	Treasury Stock Amount	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 2009	66,174,767	$662	$329,707	(18,486,072)	$(289,137)	$ 766,221	$(30,546)	$ 776,907
Cash dividends ($0.04 dividend per share)						(1,914)		(1,914)
Proceeds from treasury stock issued from the exercise of stock options and other benefit plans, net of tax			(1,611)	471,950	7,437			5,826
Stock-based Compensation			11,765					11,765
Net income						123,099		123,099
Translation adjustment							(2,633)	(2,633)
Unrealized (loss) on foreign exchange contracts, net of $30 tax							(52)	(52)
Unrealized (loss) on interest rate swap contracts, net of $980 tax							(1,495)	(1,495)
Change in pension and post retirement benefit plans, net of $1,807 tax							(3,351)	(3,351)
Stock Repurchase				(206,560)	(8,381)			(8,381)
Balance, December 31, 2010	66,174,767	$662	$339,861	(18,220,682)	$(290,081)	$ 887,406	$(38,077)	$ 899,771
Cash dividends ($0.08 dividend per share)						(3,849)		(3,849)
Proceeds from treasury stock issued from the exercise of stock options and other benefit plans, net of tax			2,407	430,875	6,907			9,314
Stock-based Compensation			18,646					18,646
Net income						170,149		170,149
Translation adjustment							(12,714)	(12,714)
Unrealized gain on foreign exchange contracts, net of $70 tax							122	122
Unrealized gain on interest rate swap contracts, net of $434 tax							662	662
Change in pension and post retirement benefit plans, net of $5,530 tax							(10,890)	(10,890)
Stock Repurchase				(438,600)	(26,022)			(26,022)
Balance, December 31, 2011	66,174,767	$662	$360,914	(18,228,407)	$(309,196)	$1,053,706	$(60,897)	$1,045,189
Cash dividends ($0.16 dividend per share)						(7,666)		(7,666)
Proceeds from treasury stock issued from the exercise of stock options and other benefit plans, net of tax			1,192	364,724	6,364			7,556
Stock-based Compensation			19,242					19,242
Net income						251,732		251,732
Translation adjustment							14,428	14,428
Unrealized gain on interest rate swap contracts, net of $1,040 tax							(1,588)	(1,588)
Change in pension and post retirement benefit plans, net of $785 tax							(5,507)	(5,507)
Stock Repurchase				(607,400)	(46,556)			(46,556)
Balance, December 31, 2012	66,174,767	$662	$381,348	(18,471,083)	$(349,388)	$1,297,772	$(53,564)	$1,276,830

The accompanying notes are an integral part of these statements

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BUSINESS

Wabtec is one of the world's largest providers of value-added, technology-based products and services for the global rail industry. Our products are found on virtually all U.S. locomotives, freight cars and passenger transit vehicles, as well as in more than 100 countries throughout the world. Our products enhance safety, improve productivity and reduce maintenance costs for customers, and many of our core products and services are essential in the safe and efficient operation of freight rail and passenger transit vehicles. Wabtec is a global company with operations in 19 countries. In 2012, about 50% of the Company's revenues came from customers outside the U.S.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation The consolidated financial statements include the accounts of the Company and its majority owned subsidiaries. Such statements have been prepared in accordance with generally accepted accounting principles. Sales between subsidiaries are billed at prices consistent with sales to third parties and are eliminated in consolidation.

Cash Equivalents Cash equivalents are highly liquid investments purchased with an original maturity of three months or less.

Allowance for Doubtful Accounts The allowance for doubtful accounts receivable reflects our best estimate of probable losses inherent in our receivable portfolio determined on the basis of historical experience, specific allowances for known troubled accounts and other currently available evidence. The allowance for doubtful accounts was $6.7 million and $8.4 million as of December 31, 2012 and 2011, respectively.

Inventories Inventories are stated at the lower of cost or market. Cost is determined under the first-in, first-out (FIFO) method. Inventory costs include material, labor and overhead.

Property, Plant and Equipment Property, plant and equipment additions are stated at cost. Expenditures for renewals and improvements are capitalized. Expenditures for ordinary maintenance and repairs are expensed as incurred. The Company provides for book depreciation principally on the straight-line method. Accelerated depreciation methods are utilized for income tax purposes.

Leasing Arrangements The Company conducts a portion of its operations from leased facilities and finances certain equipment purchases through lease agreements. In those cases in which the lease term approximates the useful life of the leased asset or the lease meets certain other prerequisites, the leasing arrangement is classified as a capital lease. The remaining arrangements are treated as operating leases.

Intangible Assets Goodwill and other intangible assets with indefinite lives are not amortized. Other intangibles (with definite lives) are amortized on a straight-line basis over their estimated economic lives. Amortizable intangible assets are reviewed for impairment when indicators of impairment are present. The Company tests goodwill and indefinite-lived intangible assets for impairment at least annually. The Company performs its annual impairment test during the fourth quarter after the annual forecasting process is completed, and also tests for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Periodically, Management of the Company assesses whether or not an indicator of impairment is present that would necessitate an impairment analysis be performed.

In July 2012, the FASB issued ASU No. 2012-02, "Intangibles-Goodwill and Other (Topic) 350) – Testing Indefinite-Lived Intangible Assets for Impairment" (ASU 2012-02). The provisions of ASU 2012-02 provide an entity with the option to assess qualitative factors to determine whether it is more-likely-than-not that the fair value of an indefinite-lived intangible asset is less than its carrying value. If, based on the review of the qualitative factors, an entity determines it is not more-likely-than-not that the fair value of an indefinite-lived intangible asset is less than its carrying value, no further action is required. If an entity determines otherwise, then it is required to determine the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test required by prior accounting guidance. Similar to under ASU 2011-08, the entity has the option to bypass the qualitative assessment and proceed directly to the fair value calculation and the entity may resume performing the qualitative analysis in any subsequent period. ASU 2012-02 is effective for fiscal years beginning after September 15, 2012, with early adoption permitted if the financial statements for the most recent annual or interim period have not yet been issued. We chose to early adopt these new accounting provisions effective with our intangible impairment review during the fourth quarter of fiscal 2012. We determined, based upon our qualitative assessment, that the fair value calculation was not required as there were no indications that the fair value of our indefinite-lived intangible assets was less than their carrying value.

In September 2011, the FASB issued Accounting Standards Updated ("ASU") 2011-08 which amends the rules for testing goodwill for impairment. Under the new rules, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. We adopted ASU 2011-08 for our 2011 annual goodwill impairment test.

In assessing the qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, we assess relevant events and circumstances that may impact the fair value and the carrying amount of the reporting unit. The identification of relevant events and circumstances and how these may impact a reporting unit's fair value or carrying amount involve significant judgments and assumptions. The judgment and assumptions include the identification of macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, Wabtec specific events and share price trends and making the assessment on whether each relevant factor will impact the impairment test positively or negatively and the magnitude of any such impact.

If our qualitative assessment concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying value, the Company then performs a two-step impairment test. In the first step of the quantitative assessment, our assets and liabilities, including existing goodwill and other intangible assets, are assigned to the identified reporting units to determine the carrying value of the reporting units. The Company reviews goodwill for impairment at the reporting unit level. The Company prepares its goodwill impairment analysis by comparing the estimated fair value of each reporting unit, using an income approach (a discounted cash flow model) as well as a market approach, with its carrying value. The income approach and the market approach are equally weighted in arriving at fair value, which the Company has applied consistently. The discounted cash flow model requires several assumptions including future sales growth, EBIT (earnings before interest and taxes) margins and capital expenditures for the reporting units. The discounted cash flow model also requires the use of a discount rate and a terminal revenue growth rate (the revenue growth rate for the period beyond the three years forecasted by the reporting units), as well as projections of future operating margins. The market approach requires several assumptions including EBITDA (earnings before interest, taxes, depreciation and amortization) multiples for comparable companies that operate in the same markets as the Company's reporting units.

Warranty Costs Warranty costs are accrued based on Management's estimates of repair or upgrade costs per unit and historical experience. Warranty expense was $23.0 million, $19.9 million and $22.8 million for 2012, 2011 and 2010, respectively. Accrued warranty was $58.2 million and $50.6 million at December 31, 2012 and 2011, respectively.

Income Taxes Income taxes are accounted for under the liability method. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws. The provision for income taxes includes federal, state and foreign income taxes.

Stock-Based Compensation The Company recognizes compensation expense for stock-based compensation based on the grant date fair value amortized ratably over the requisite service period following the date of grant.

Financial Derivatives and Hedging Activities The Company has entered into foreign currency forward contracts to reduce the impact of changes in currency exchange rates. Forward contracts are agreements with a counterparty to exchange two distinct currencies at a set exchange rate for delivery on a set date at some point in the future. There is no exchange of funds until the delivery date. At the delivery date the Company can either take delivery of the currency or settle on a net basis. At December 31, 2012, the Company had no forward contracts.

To reduce the impact of interest rate changes on a portion of this variable-rate debt, the Company entered into a forward starting interest rate swap agreement with a notional value of $150.0 million. Effective July 31, 2013, with a termination date of November 7, 2016, this interest rate swap agreement will convert a portion of the Company's then outstanding debt from a variable rate to a fixed-rate borrowing. The Company is exposed to credit risk in the event of nonperformance by the counterparty. However, since only the cash interest payments are exchanged, exposure is significantly less than the notional amount. The counterparty is a large financial institution with an excellent credit rating and history of performance. The Company currently believes the risk of nonperformance is negligible. The Company concluded that the interest rate swap agreements qualify for special cash flow hedge accounting which permits the recording of the fair value of the interest rate swap agreement and corresponding adjustment to other comprehensive income (loss), net of tax, on the balance sheet. During the term of the interest rate swap agreement the interest rate on the notional value will be fixed at 1.415% plus the Alternate Rate margin. As of December 31, 2012, the Company has recorded a current liability of $4.1 million and a corresponding offset in accumulated other comprehensive loss of $2.5 million, net of tax, related to this agreement.

Foreign Currency Translation Assets and liabilities of foreign subsidiaries, except for the Company's Mexican operations whose functional currency is the U.S. Dollar, are translated at the rate of exchange in effect on the balance sheet date while income and expenses are translated at the average rates of exchange prevailing during the year. Foreign currency gains and losses resulting from transactions, and the translation of financial statements are recorded in the Company's consolidated financial statements based upon the provisions of Accounting Standards Codification ("ASC") 830, "Foreign Currency Matters." The effects of currency exchange rate changes on intercompany transactions and balances of a long-term investment nature are accumulated and carried as a component of accumulated other comprehensive loss. The effects of currency exchange rate changes on intercompany transactions that are denominated in a currency other than an entity's functional currency are charged or credited to earnings. Foreign exchange transaction losses recognized in other (expense) income, net were $0.1 million, $2.0 million and $1.0 million for 2012, 2011 and 2010, respectively.

Noncontrolling Interests In accordance with ASC 810, the Company has classified noncontrolling interests as equity on our condensed consolidated balance sheets as of December 31, 2012 and 2011. Net income attributable to noncontrolling interests for the years ended December 31, 2012, 2011 and 2010 was not material.

Other Comprehensive Income (Loss) Comprehensive income (loss) is defined as net income and all other non-owner changes in shareholders' equity. The Company's accumulated other comprehensive income consists of foreign currency translation adjustments, foreign currency hedges, foreign exchange contracts, interest rate swaps, and pension and post retirement related adjustments.

Revenue Recognition Revenue is recognized in accordance with ASC 605 "Revenue Recognition." Revenue is recognized when products have been shipped to the respective customers, title has passed and the price for the product has been determined.

In general, the Company recognizes revenues on long-term contracts based on the percentage of completion method of accounting. The units-of-delivery method or other input-based or output-based measures, as appropriate, are used to measure the progress toward completion of individual contracts. Contract revenues and cost estimates are reviewed and revised quarterly at a minimum and adjustments are reflected in the accounting period as such amounts are determined. Provisions are made currently for estimated losses on uncompleted contracts. Unbilled accounts receivables were $97.1 million and $58.9, customer deposits were $82.8 million and $72.8, and provisions for loss contracts were $14.2 million and $9.3 million at December 31, 2012 and 2011, respectively.

Certain pre-production costs relating to long-term production and supply contracts have been deferred and will be recognized over the life of the contracts. Deferred pre-production costs were $20.5 million and $15.4 million at December 31, 2012 and 2011, respectively.

Significant Customers and Concentrations of Credit Risk The Company's trade receivables are from rail and transit industry original equipment manufacturers, Class I railroads, railroad carriers and commercial companies that utilize rail cars in their operations, such as utility and chemical companies. No one customer accounted for more than 10% of the Company's consolidated net sales in 2012, 2011 and 2010.

Shipping and Handling Fees and Costs All fees billed to the customer for shipping and handling are classified as a component of net revenues. All costs associated with shipping and handling is classified as a component of cost of sales.

Research and Development Research and development costs are charged to expense as incurred. For the years ended December 31, 2012, 2011 and 2010, the Company incurred costs of approximately $41.3 million, $37.2 million and $40.2 million, respectively.

Employees As of December 31, 2012, approximately 27% of the Company's workforce was covered by collective bargaining agreements. These agreements are generally effective from 2013 through 2015. Agreements expiring in 2013 cover approximately 16% of the Company's workforce.

Earnings Per Share Basic and diluted earnings per common share is computed in accordance with ASC 260 "Earnings Per Share." Unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and included in the computation of earnings per share pursuant to the two-class method included in ASC 260-10-55. (See Note 11 "Earnings Per Share" included herein)

Reclassifications Certain prior year amounts have been reclassified, where necessary, to conform to the current year presentation.

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from the estimates. On an ongoing basis, Management reviews its estimates based on currently available information. Changes in facts and circumstances may result in revised estimates.

3. ACQUISITIONS

The Company made the following acquisitions operating as a business unit or component of a business unit in the Freight Segment:

- On July 31, 2012, the Company acquired Winco Equipamentos Ferroviarios Ltda. ("Winco"), an established marketing and sales company and provider of freight car components with capabilities including value-added engineering and assembly, service, technical support and logistics, based in Brazil, for an initial net payment of approximately $3.7 million, net of cash, resulting in preliminary additional goodwill of $4.8 million, none of which will be deductible for tax purposes. In addition to the $3.7 million, the purchase agreement includes contingent consideration to be paid in future periods based on the achievement of certain financial results.

- On November 3, 2011, the Company acquired Bearward Engineering ("Bearward"), a UK-based manufacturer of cooling systems and related equipment for power generation and other industrial markets, for a net purchase price of approximately $43.6 million, net of cash, resulting in additional goodwill of $17.0 million, none of which will be deductible for tax purposes.

For the Winco acquisition, the following table summarizes the preliminary estimated fair values of the assets acquired and liabilities assumed at the date of the acquisition. For the Bearward acquisition, the following table summarizes the final fair values of the assets acquired and liabilities assumed at the date of the acquisition.

	Winco	Bearward
In thousands	July 31, 2012	November 3, 2011
Current assets	$ 1,584	$ 15,346
Property, plant & equipment	47	4,520
Goodwill and other intangible assets	7,401	36,950
Other assets	—	—
Total assets acquired	9,032	56,816
Total liabilities assumed	(5,376)	(13,190)
Net assets acquired	$ 3,656	$ 43,626

The Company made the following acquisitions operating as a business unit or component of a business unit in the Transit Segment:

- On January 31, 2013, the Company acquired Napier Turbochargers Ltd. ("Napier"), a UK-based provider of turbochargers and related parts for the worldwide power generation and marine markets, for a net purchase price of approximately $112.5 million, net of cash.

- On October 1, 2012, the Company acquired LH Group ("LH"), a UK-based provider of maintenance and overhaul services for the passenger transit market, for a net purchase price of approximately $47.8 million, net of cash, resulting in preliminary goodwill of $18.9 million, none of which will be deductible for tax purposes.

- On July 13, 2012, the Company acquired Tec Tran Corp. and its affiliates ("Tec Tran"), the only U.S.-owned manufacturer of hydraulic braking systems for transit cars, based in North Carolina, for a net purchase price of approximately $8.3 million, net of cash, resulting in preliminary additional goodwill of $1.7 million, which will be deductible for tax purposes.

- On June 14, 2012, the Company acquired Mors Smitt Holding ("Mors Smitt"), a leading manufacturer of electronic components for rail and industrial markets with operations in the Netherlands, the United Kingdom, the U.S., France, China and Hong-Kong, for a net purchase price of approximately $90.0 million, net of cash, resulting in preliminary additional goodwill of $42.5 million, none of which will be deductible for tax purposes.

- On November 18, 2011, the Company acquired Fulmer Company ("Fulmer"), a leading manufacturer of motor components for rail, power generation and other industrial markets, for a net purchase price of $13.6 million, resulting in additional goodwill of $2.4 million, which will be deductible for tax purposes.

- On June 29, 2011, the Company acquired an aftermarket transit parts business ("ATP") from GE Transportation, a parts supply business for propulsion and control systems for the passenger transit car aftermarket in North America for a net purchase price of $21.1 million, resulting in no additional goodwill.
- On February 25, 2011, the Company acquired Brush Traction Group ("Brush"), a UK-based provider of locomotive overhauls, services and aftermarket components for a net purchase price of approximately $30.7 million, resulting in additional goodwill of $20.5 million, which will be deductible for tax purposes.

For the LH, Tec Tran and Mors Smitt acquisitions, the following table summarizes the preliminary estimated fair values of the assets acquired and liabilities assumed at the date of the acquisition. For the Fulmer, ATP and Brush Traction acquisition, the following table summarizes the final fair values of the assets acquired and liabilities assumed at the date of the acquisition.

	LH Group	**Tec Tran**	**Mors Smitt**	**Fulmer**	**ATP**	**Brush Traction**
In thousands	**October 1, 2012**	**July 13, 2012**	**June 14, 2012**	**November 18, 2011**	**June 29, 2011**	**February 28, 2011**
Current assets	$ 19,126	$1,955	$ 23,787	$ 3,993	$ —	$ 19,558
Property, plant & equipment	5,553	116	10,530	1,636	—	8,862
Goodwill and other intangible assets	38,705	6,717	79,298	8,619	21,100	30,816
Other assets	—	—	944	—	—	—
Total assets acquired	63,384	8,788	114,559	14,248	21,100	59,236
Total liabilities assumed	(15,592)	(470)	(24,571)	(657)	—	(28,559)
Net assets acquired	$ 47,792	$8,318	$ 89,988	$13,591	$21,100	$ 30,677

The 2012 acquisitions listed above, excluding Napier, include escrow deposits of $11.8 million, which may be released to the Company for indemnity and other claims in accordance with the purchase and escrow agreements.

Of the allocation of $121.7 million of acquired intangible assets for the companies listed in the above tables exclusive of goodwill, $83.2 million was assigned to customer relationships, $27.7 million was assigned to trade names, $2.1 million was assigned to a license agreement, $2.1 million was assigned to non-compete agreements and $6.6 million was assigned to customer backlog. The trade names are considered to have an indefinite useful life while the customer relationships' average useful life is 20 years, the license agreement's useful life is 20 years, and the non-compete agreements average useful life is two years.

The following unaudited pro forma financial information presents income statement results as if the acquisition of Brush Traction, ATP, Bearward, Fulmer, Mors Smitt, Tec Tran, Winco and LH had occurred January 1, 2011:

	For the year ended December 31,	
In thousands, except per share	**2012**	**2011**
Net sales	$2,486,096	$2,211,838
Gross profit	722,141	643,956
Net income attributable to Wabtec shareholders	256,885	190,091
Diluted earnings per share		
As reported	$ 5.19	$ 3.51
Pro forma	$ 5.30	$ 3.93

4. SUPPLEMENTAL CASH FLOW DISCLOSURES

In thousands	For the year ended December 31, 2012	2011	2010
Interest paid during the year	$ 16,309	$ 16,505	$ 16,814
Income taxes paid during the year, net of amount refunded	135,691	68,053	46,106
Business acquisitions:			
Fair value of assets acquired	$198,066	$160,862	$166,048
Liabilities assumed	46,009	47,620	26,280
Cash paid	152,057	113,242	139,768
Less cash acquired	2,303	4,248	1,570
Net cash paid	$149,754	$108,994	$138,198

On May 11, 2011, the Board of Directors increased its stock repurchase authorization to $150 million of the Company's outstanding shares. Through December 31, 2012 purchases have totaled $72.6 million, leaving $77.4 million under the authorization. The new share repurchase authorization superseded the previous authorization of $150 million of which $39.4 million was remaining.

The Company intends to purchase shares on the open market or in negotiated or block trades. No time limit was set for the completion of the programs which conform to the requirements under the 2011 Refinancing Credit Agreement, 2008 Refinancing Credit Agreement, as well as the Notes currently outstanding.

During the first quarter of 2012, no shares were repurchased. During the second quarter of 2011, the Company repurchased 298,800 shares at an average price of $73.38 per share. During the third quarter of 2012, the Company repurchased 77,500 shares at an average price of $78.32 per share. During the fourth quarter of 2012, the Company repurchased 231,100 shares at an average price of $80.31 per share. All purchases were on the open market.

During the first quarter of 2011, no shares were repurchased. During the second quarter of 2012, the Company repurchased 95,000 shares at an average price of $65.14 per share. During the third quarter of 2011, the Company repurchased 308,600 shares at an average price of $57.08 per share. During the fourth quarter of 2011, the Company repurchased 35,000 shares at an average price of $63.41 per share. All purchases were on the open market.

5. INVENTORIES

The components of inventory, net of reserves, were:

In thousands	December 31, 2012	2011
Raw materials	$186,341	$154,885
Work-in-process	129,605	110,179
Finished goods	91,093	83,110
Total inventories	$407,039	$348,174

6. PROPERTY, PLANT & EQUIPMENT

The major classes of depreciable assets are as follows:

In thousands	December 31, 2012	December 31, 2011
Machinery and equipment	$ 406,574	$ 374,942
Buildings and improvements	129,869	120,200
Land and improvements	16,297	14,396
Locomotive leased fleet	3,184	3,575
PP&E	555,924	513,113
Less: accumulated depreciation	(311,836)	(291,091)
Total	$ 244,088	$ 222,022

The estimated useful lives of property, plant and equipment are as follows:

	Years
Land improvements	10 to 20
Buildings and improvements	20 to 40
Machinery and equipment	3 to 15
Locomotive leased fleet	4 to 15

Depreciation expense was $28.9 million, $29.9 million, and $28.4 million for 2012, 2011 and 2010, respectively.

7. INTANGIBLES

Goodwill and other intangible assets with indefinite lives are not amortized. Other intangibles (with definite lives) are amortized on a straight-line basis over their estimated economic lives. Goodwill and indefinite lived intangible assets are reviewed annually during the fourth quarter for impairment (See Note 2 "Summary of Significant Accounting Policies" included herein). Goodwill and indefinite live intangible assets were not impaired at December 31, 2012 and 2011.

Goodwill was $666.0 million and $587.5 million at December 31, 2012 and 2011, respectively. The change in the carrying amount of goodwill by segment for the year ended December 31, 2012 is as follows:

In thousands	Freight Segment	Transit Segment	Total
Balance at December 31, 2011	$388,221	$199,310	$587,531
Adjustment to preliminary purchase price allocation of acquisitions	2,660	1,364	4,024
Acquisition	4,781	63,505	68,286
Foreign currency impact	1,522	4,659	6,181
Balance at December 31, 2012	$397,184	$268,838	$666,022

As of December 31, 2012 and 2011, the Company's trademarks had a net carrying amount of $131.3 million and $114.6 million, respectively, and the Company believes these intangibles have an indefinite life. Intangible assets of the Company, other than goodwill and trademarks, consist of the following:

In thousands	December 31, 2012	December 31, 2011
Patents, non-compete, and other intangibles, net of accumulated amortization of $35,556 and $32,316	$ 11,835	$ 14,849
Customer relationships, net of accumulated amortization of $31,572 and $21,295	165,160	127,960
Total	$176,995	$142,809

The weighted average useful lives of patents, customer relationships and intellectual property were five years, 16 years and 17 years respectively. Amortization expense for intangible assets was $15.3 million, $15.0 million, and $10.2 million for the years ended December 31, 2012, 2011, and 2010, respectively.

Amortization expense for the five succeeding years is as follows (in thousands):

2013	$ 14,368
2014	$ 13,693
2015	$ 12,558
2016	$ 12,405
2017	$ 10,884

8. LONG-TERM DEBT

Long-term debt consisted of the following:

In thousands	December 31, 2012	December 31, 2011
6.875% senior notes, due 2013	$150,000	$150,000
Revolving Credit Facility	167,000	245,000
Capital Leases	896	873
Total	317,896	395,873
Less—current portion	43	68
Long-term portion	$317,853	$395,805

2011 Refinancing Credit Agreement

On November 7, 2011, the Company refinanced its existing revolving credit and term loan facility with a consortium of commercial banks. This "2011 Refinancing Credit Agreement" provides the company with a $600 million, five-year revolving credit facility. The Company incurred approximately $1.9 million of deferred financing cost related to the 2011 Refinancing Credit Agreement. The facility expires on November 7, 2016. The 2011 Refinancing Credit Agreement borrowings bear variable interest rates indexed to the indices described below. At December 31, 2012, the Company had available bank borrowing capacity, net of $32.5 million of letters of credit, of approximately $400.5 million, subject to certain financial covenant restrictions.

Under the 2011 Refinancing Credit Agreement, the Company may elect a Base Rate of interest or an interest rate based on the London Interbank Offered Rate ("LIBOR") of interest ("the Alternate Rate"). The Base Rate adjusts on a daily basis and is the greater of the Federal Funds Effective Rate plus 0.5% per annum, the PNC, N.A. prime rate or the Daily LIBOR Rate plus 100 basis points plus a margin that ranges from 0 to 75 basis points. The Alternate Rate is based on quoted LIBOR rates plus a margin that ranges from 75 to 175 basis points. Both the Base Rate and Alternate Rate margins are dependent on the Company's consolidated total indebtedness to cash flow ratios. The initial Base Rate margin is 25 basis points and the Alternate Rate margin is 125 basis points.

At December 31, 2012 the weighted average interest rate on the Company's variable rate debt was 1.21%. On January 12, 2012, the Company entered into a forward starting interest rate swap agreement with a notional value of $150 million. The effective date of the interest rate swap agreement is July 31, 2013, and the termination date is November 7, 2016. The impact of the interest rate swap agreement will be to convert a portion of the Company's then outstanding debt from a variable rate to a fixed-rate borrowing. During the term of the interest rate swap agreement the interest rate on the notional value will be fixed at 1.415% plus the Alternate Rate margin. The Company is exposed to credit risk in the event of nonperformance by the counterparty. However, since only the cash interest payments are exchanged, exposure is significantly less than the notional amount. The counterparty is a large financial institution with an excellent credit rating and history of performance. The Company currently believes the risk of nonperformance is negligible.

The 2011 Refinancing Credit Agreement limits the Company's ability to declare or pay cash dividends and prohibits the Company from declaring or making other distributions, subject to certain exceptions. The 2011 Refinancing Credit Agreement contains various other covenants and restrictions including the following limitations: incurrence of additional indebtedness; mergers, consolidations, sales of assets and acquisitions; additional liens; sale and leasebacks; permissible investments, loans and advances; certain debt payments; and imposes a minimum interest expense coverage ratio of 3.0 and a maximum debt to cash flow ratio of 3.25. The Company does not expect that these measurements will limit the Company in executing our operating activities.

2008 Refinancing Credit Agreement

On November 4, 2008, the Company had refinanced its existing unsecured revolving credit agreement with a consortium of commercial banks. This "2008 Refinancing Credit Agreement" provided the company with a $300 million five-year revolving credit facility and a $200 million five-year term loan facility. The Company incurred $2.9 million of deferred financing cost related to the 2008 Refinancing Credit Agreement. Both facilities were set to expire in January 2013.

Under the 2008 Refinancing Credit Agreement, the Company may have elected a Base Rate of interest or an interest rate based on the London Interbank Offered Rate ("LIBOR") of interest ("the Alternate Rate"). The Base Rate adjusted on a daily basis and is the greater of the PNC, N.A. prime rate, 30-day LIBOR plus 150 basis points or the Federal Funds Effective Rate plus 0.5% per annum, plus a margin that ranges from 25 to 50 basis points. The Alternate rate was based on quoted LIBOR rates plus a margin that ranges from 125 to 200 basis points. Both the Base Rate and Alternate Rate margins are dependent on the Company's consolidated total indebtedness to cash flow ratios.

6.875% Senior Notes Due August 2013

In August 2003, the Company issued $150.0 million of Senior Notes due in 2013 ("the Notes"). The Notes were issued at par. Interest on the Notes accrues at a rate of 6.875% per annum and is payable semi-annually on January 31 and July 31 of each year. The proceeds were used to repay debt outstanding under the Company's existing credit agreement, and for general corporate purposes. The principal balance is due in full at maturity. The Company has both the intent and ability to refinance the Notes, maturing August 2013, on a long term basis utilizing capacity under the 2011 Refinancing Credit Agreement. The 2011 Refinancing Credit Agreement will provide available bank borrowing capacity sufficient to refinance the Notes on a long-term basis. The Notes are included in the long-term portion of debt as of December 31, 2012. The Company is in compliance with the restrictions and covenants in the indenture under which the Notes were issued and expects that these restrictions and covenants will not be any type of limiting factor in executing our operating activities.

The Notes are senior unsecured obligations of the Company and rank pari passu with all existing and future senior debt and senior to all existing and future subordinated indebtedness of the Company. The indenture under which the Notes were issued contains covenants and restrictions which limit among other things, the following: the incurrence of indebtedness, payment of dividends and certain distributions, sale of assets, change in control, mergers and consolidations and the incurrence of liens.

Debt and Capital Leases

Scheduled principal repayments of debt and capital lease balances as of December 31, 2012 are as follows:

2013	$ 43
2014	690
2015	50
2016	317,035
2017	30
Future years	48
Total	$317,896

9. EMPLOYEE BENEFIT PLANS

Defined Benefit Pension Plans

The Company sponsors defined benefit pension plans that cover certain U.S., Canadian, German, and United Kingdom employees and which provide benefits of stated amounts for each year of service of the employee. The Company uses a December 31 measurement date for the plans.

The following tables provide information regarding the Company's defined benefit pension plans summarized by U.S. and international components.

Obligations and Funded Status

In thousands	U.S. 2012	U.S. 2011	International 2012	International 2011
Change in projected benefit obligation				
Obligation at beginning of year	$(52,351)	$(47,623)	$(144,641)	$(141,151)
Service cost	(379)	(309)	(2,006)	(3,204)
Interest cost	(2,113)	(2,428)	(7,114)	(7,575)
Employee contributions	—	—	(419)	(443)
Plan curtailments and amendments	—	—	—	1,025
Benefits paid	3,548	3,585	9,335	8,913
Expenses and premiums paid	—	—	541	651
Acquisition	—	—	(1,050)	—
Actuarial gain (loss)	(931)	(5,576)	(13,360)	(5,377)
Effect of currency rate changes	—	—	(4,793)	2,520
Obligation at end of year	$(52,226)	$(52,351)	$(163,507)	$(144,641)
Change in plan assets				
Fair value of plan assets at beginning of year	$ 39,951	$ 39,738	$ 131,327	$ 125,568
Actual return on plan assets	4,484	1,105	10,621	673
Employer contributions	1,516	2,693	6,739	16,777
Employee contributions	—	—	419	443
Benefits paid	(3,548)	(3,585)	(9,335)	(8,913)
Expenses and premiums paid	—	—	(541)	(651)
Acquisition	—	—	667	—
Effect of currency rate changes	—	—	4,192	(2,570)
Fair value of plan assets at end of year	$ 42,403	$ 39,951	$ 144,089	$ 131,327
Funded status				
Fair value of plan assets	$ 42,403	$ 39,951	$ 144,089	$ 131,327
Benefit obligations	(52,226)	(52,351)	(163,507)	(144,641)
Funded Status	$ (9,823)	$(12,400)	$ (19,418)	$ (13,314)
Amounts recognized in the statement of financial position consist of:				
Noncurrent assets	$ —	$ —	$ 930	$ 2,582
Current liabilities	—	—	(47)	(46)
Noncurrent liabilities	(9,823)	(12,400)	(20,301)	(15,850)
Net amount recognized	$ (9,823)	$(12,400)	$ (19,418)	$ (13,314)
Amounts recognized in accumulated other comprehensive income (loss) consist of:				
Initial net obligation	$ —	$ —	$ (801)	$ (924)
Prior service costs	(98)	(160)	(390)	(539)
Net actuarial loss	(30,557)	(33,983)	(45,824)	(37,244)
Net amount recognized	$(30,655)	$(34,143)	$ (47,015)	$ (38,707)

The aggregate accumulated benefit obligation for the U.S. pension plans was $51.4 million and $51.7 million as of December 31, 2012 and 2011, respectively. The aggregate accumulated benefit obligation for the international pension plans was $154.2 million and $133.9 million as of December 31, 2012 and 2011, respectively.

In thousands	U.S.		International	
	2012	2011	2012	2011
Information for pension plans with accumulated benefit obligations in excess of plan assets:				
Projected benefit obligation	$(52,226)	$(52,351)	$(125,145)	$(101,228)
Accumulated benefit obligation	(51,428)	(51,735)	(115,885)	(94,505)
Fair value of plan assets	42,403	39,951	104,797	86,199
Information for pension plans with projected benefit obligations in excess of plan assets:				
Projected benefit obligation	$(52,226)	$(52,351)	$(125,145)	$(110,860)
Fair value of plan assets	42,403	39,951	104,797	94,965

Components of Net Periodic Benefit Costs

In thousands	U.S.			International		
	2012	2011	2010	2012	2011	2010
Service cost	$ 379	$ 309	$ 267	$ 2,006	$ 3,204	$ 2,915
Interest cost	2,113	2,428	2,488	7,114	7,575	7,531
Expected return on plan assets	(3,095)	(3,331)	(3,205)	(8,132)	(8,477)	(7,807)
Amortization of initial net obligation and prior service cost	62	62	62	322	380	380
Amortization of net loss	2,968	2,502	1,590	2,412	1,665	1,524
Curtailment loss recognized	—	—	—	—	312	1,261
Settlement loss recognized	—	—	—	1,149	712	1,030
Net periodic benefit cost	$ 2,427	$ 1,970	$ 1,202	$ 4,871	$ 5,371	$ 6,834

Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income during 2012 are as follows:

In thousands	U.S.	International
Net gain (loss) arising during the year	$ 458	$(10,871)
Effect of exchange rates	—	(1,320)
Amortization, settlement, or curtailment recognition of net transition obligation	—	162
Amortization or curtailment recognition of prior service cost	62	160
Amortization or settlement recognition of net loss	2,968	3,561
Total recognized in other comprehensive income (loss)	$3,488	$ (8,308)
Total recognized in net periodic benefit cost and other comprehensive income (loss)	$1,061	$(13,179)

The weighted average assumptions in the following table represent the rates used to develop the actuarial present value of the projected benefit obligation for the year listed and also the net periodic benefit cost for the following year.

	U.S.			International		
	2012	2011	2010	2012	2011	2010
Discount rate	3.90%	4.30%	5.20%	4.30%	4.96%	5.43%
Expected return on plan assets	7.50%	7.50%	8.00%	6.09%	6.12%	6.72%
Rate of compensation increase	3.00%	3.00%	3.00%	3.10%	3.21%	3.17%

The discount rate is based on settling the pension obligation with high grade, high yield corporate bonds, and the rate of compensation increase is based on actual experience. The expected return on plan assets is based on historical performance as well as expected future rates of return on plan assets considering the current investment portfolio mix and the long-term investment strategy.

As of December 31, 2012 the following table represents the amounts included in other comprehensive loss that are expected to be recognized as components of periodic benefit costs in 2013.

In thousands	U.S.	International
Net transition obligation	$ —	$ 166
Prior service cost	62	161
Net actuarial loss	3,294	3,216
	$3,356	$3,543

Pension Plan Assets

The Company has established formal investment policies for the assets associated with our pension plans. Objectives include maximizing long-term return at acceptable risk levels and diversifying among asset classes. Asset allocation targets are based on periodic asset liability study results which help determine the appropriate investment strategies. The investment policies permit variances from the targets within certain parameters. The plan assets consist primarily of equity security funds, debt security funds, and temporary cash and cash equivalent investments. The assets held in these funds are generally passively managed and are valued at the net asset value per share multiplied by the number of shares held as of the measurement date. Generally, all plan assets are considered Level 2 based on the fair value valuation hierarchy (See Note 17 "Fair Value Measurement" included herein). Plan assets by asset category at December 31, 2012 and 2011 are as follows:

	U.S.		International	
In thousands	2012	2011	2012	2011
Pension Plan Assets				
Equity security funds	$21,081	$19,669	$ 77,715	$ 76,679
Debt security funds and other	20,785	19,650	65,674	53,396
Cash and cash equivalents	537	632	700	1,252
Fair value of plan assets	$42,403	$39,951	$144,089	$131,327

The U.S. pension plan has a target asset allocation of 50% equity securities and 50% debt securities. The international pension plans have target asset allocations of 50% equity securities and 50% debt securities. Investment policies are determined by the respective Plan's Pension Committee and set forth in its Investment Policy. Rebalancing of the asset allocation occurs on a quarterly basis.

Cash Flows

The Company's funding methods are based on governmental requirements and differ from those methods used to recognize pension expense. The Company expects to contribute $4.9 million to the international plans and does not expect to make a contribution to the U.S. plans during 2013.

Benefit payments expected to be paid to plan participants are as follows:

In thousands	U.S.	International
Year ended December 31,		
2013	$ 3,550	$ 7,073
2014	3,545	7,191
2015	3,585	7,578
2016	3,497	6,976
2017	3,525	7,195
2018 through 2022	17,358	41,292

Post Retirement Benefit Plans

In addition to providing pension benefits, the Company has provided certain unfunded postretirement health care and life insurance benefits for a portion of North American employees. The Company is not obligated to pay health care and life insurance benefits to individuals who had retired prior to 1990.

The Company uses a December 31 measurement date for all post retirement plans. The following tables provide information regarding the Company's post retirement benefit plans summarized by U.S. and international components.

Obligations and Funded Status

	U.S.		International	
In thousands	2012	2011	2012	2011
Change in projected benefit obligation				
Obligation at beginning of year	$(33,464)	$(31,614)	$(4,003)	$(4,349)
Service cost	(24)	(31)	(45)	(56)
Interest cost	(1,387)	(1,610)	(201)	(231)
Benefits paid	1,197	1,614	270	303
Actuarial gain (loss)	(129)	(1,823)	(228)	241
Effect of currency rate changes	—	—	(89)	89
Obligation at end of year	$(33,807)	$(33,464)	$(4,296)	$(4,003)
Change in plan assets				
Fair value of plan assets at beginning of year	$ —	$ —	$ —	$ —
Employer contributions	1,197	1,614	270	303
Benefits paid	(1,197)	(1,614)	(270)	(303)
Fair value of plan assets at end of year	$ —	$ —	$ —	$ —
Funded status				
Fair value of plan assets	$ —	$ —	$ —	$ —
Benefit obligations	(33,807)	(33,464)	(4,296)	(4,003)
Funded status	$(33,807)	$(33,464)	$(4,296)	$(4,003)

In thousands	U.S. 2012	U.S. 2011	International 2012	International 2011
Amounts recognized in the statement of financial position consist of:				
Current liabilities	$ (1,509)	$ (1,555)	$ (330)	$ (325)
Noncurrent liabilities	(32,298)	(31,909)	(3,966)	(3,678)
Net amount recognized	$(33,807)	$(33,464)	$(4,296)	$(4,003)
Amounts recognized in accumulated other comprehensive income (loss) consist of:				
Initial net obligation	$ —	$ —	$ —	$ —
Prior service credit	12,663	15,271	265	495
Net actuarial (loss) gain	(29,719)	(31,380)	753	1,049
Net amount recognized	$(17,056)	$(16,109)	$ 1,018	$ 1,544

Components of Net Periodic Benefit Cost

In thousands	U.S. 2012	U.S. 2011	U.S. 2010	International 2012	International 2011	International 2010
Service cost	$ 24	$ 31	$ 45	$ 45	$ 56	$ 60
Interest cost	1,387	1,610	1,599	201	231	300
Amortization of initial net obligation and prior service credit	(2,608)	(2,661)	(2,563)	(240)	(243)	(225)
Amortization of net loss (gain)	1,790	1,761	1,378	(90)	(142)	(50)
Net periodic benefit (credit) cost	$ 593	$ 741	$ 459	$ (84)	$ (98)	$ 85

Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income during 2012 are as follows:

In thousands	U.S.	International
Net gain (loss) arising during the year	$ (129)	$(228)
Effect of exchange rates	—	32
Amortization or curtailment recognition of prior service cost	(2,608)	(240)
Amortization or settlement recognition of net loss (gain)	1,790	(90)
Total recognized in other comprehensive (loss) income	$ (947)	$(526)
Total recognized in net periodic benefit cost and other comprehensive (loss) income	$(1,540)	$(442)

The weighted average assumptions in the following table represent the rates used to develop the actuarial present value of the projected benefit obligation for the year listed and also the net periodic benefit cost for the following year. The discount rate is based on settling the pension obligation with high grade, high yield corporate bonds.

	U.S. 2012	U.S. 2011	U.S. 2010	International 2012	International 2011	International 2010
Discount rate	3.90%	4.30%	5.20%	4.30%	5.15%	5.50%

As of December 31, 2012 the following table represents the amounts included in other comprehensive loss that are expected to be recognized as components of periodic benefit costs in 2013.

In thousands	U.S.	International
Prior service credit	$(2,608)	$(218)
Net actuarial loss (gain)	1,759	(96)
	$ (849)	$(314)

The assumed health care cost trend rate for the U.S. plans grades from an initial rate of 7.2% to an ultimate rate of 4.5% by 2027 and for international plans from 8.0% to 4.5% by 2030. A 1% increase in the assumed health care cost trend rate will increase the service and interest cost components of the expense recognized for the U.S. and international postretirement plans by approximately $180,000 and $22,000, respectively, for 2013, and increase the accumulated postretirement benefit obligation by approximately $4.4 million and $324,000, respectively. A 1% decrease in the assumed health care cost trend rate will decrease the service and interest cost components of the expense recognized for the U.S. and international postretirement plans by approximately $153,000 and $18,000, respectively, for 2013, and decrease the accumulated postretirement benefit obligation by approximately $3.7 million and $279,000, respectively.

Cash Flows

Benefit payments expected to be paid to plan participants are as follows:

In thousands	U.S.	International
Year ended December 31,		
2013	$ 1,510	$ 330
2014	1,583	333
2015	1,654	330
2016	1,755	332
2017	1,799	350
2018 through 2022	10,381	1,930

Defined Contribution Plans

The Company also participates in certain defined contribution plans and multiemployer pension plans. Costs recognized under these plans are summarized as follows:

	For the year ended December 31,		
In thousands	2012	2011	2010
Multi-employer pension and health & welfare plans	$ 2,122	$ 1,574	$ 1,130
401(k) savings and other defined contribution plans	14,394	11,045	9,567
Total	$16,516	$12,619	$10,697

The 401(k) savings plan is a participant directed defined contribution plan that holds shares of the Company's stock as one of the investment options. At December 31, 2012 and 2011, the plan held on behalf of its participants about 371,100 shares with a market value of $32.5 million, and 403,400 shares with a market value of $28.2 million, respectively.

Additionally, the Company has stock option based benefit and other plans further described in Note 12.

The Company contributes to several multiemployer defined benefit pension plans under collective bargaining agreements that cover certain of its union-represented employees. The risks of participating in such plans are different from the risks of single-employer plans. Assets contributed to a multiemployer plan by one employer may be used to provide benefits to employees of other participating employers. If a participating employer ceases to contribute to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers. If the Company ceases to have an obligation to contribute to the multiemployer plan in which it had been a contributing employer, it may be required to pay to the plan an amount based on the underfunded status of the plan and on the history of the Company's participation in the plan prior to the cessation of its obligation to contribute. The amount that an employer that has ceased to have an obligation to contribute to a multiemployer plan is required to pay to the plan is referred to as a withdrawal liability.

The Company's participation in multiemployer plans for the year ended December 31, 2012 is outlined in the table below. For plans that are not individually significant to the Company, the total amount of contributions is presented in the aggregate.

		Pension Protection Act Zone Status (b)		FIP / RP Status	Contributions by the Company				Expiration Dates of Collective
Pension Fund	**EIN /PN (a)**	**2011**	**2010**	**Pending / Implemented (c)**	**2012**	**2011**	**2010**	**Surcharge Imposed (d)**	**Bargaining Agreements**
Idaho Operating Engineers–Employers Pension Trust Fund	EIN # 91-6075538 Plan #001	Green	Green	No	$1,803(1)	$1,269(1)	$883(1)	No	6/30/2015
Automobile Mechanics' Local No 701 Union and Industry Pension Plan	EIN #36-6042061 Plan #001	Red	Yellow	Yes (2)	$310	$298	$245	Yes (3)	12/11/2014
				Other Plans	$9	$7	$2		
				Total Contributions	$2,122	$1,574	$1,130		

(1) The Company's contribution represents more than 5% of the total contributions to the plan.

(2) The Pension Fund's board adopted a Rehabilitation Plan on September 30, 2012, increasing the weekly pension fund contribution rates by $75 with corresponding decreases to the weekly welfare fund contribution rates.

(3) Critical status triggered a 5% surcharge on employer contributions effective June 2012. Effective January 1, 2013, this surcharge increases to 10% and remains in effect until the Company's union adopts the Rehabilitation Plan.

(a) The "EIN / PN" column provides the Employer Identification Number and the three-digit plan number assigned to a plan by the Internal Revenue Service.

(b) The most recent Pension Protection Act Zone Status available for 2011 and 2010 is for plan years that ended in 2011 and 2010, respectively. The zone status is based on information provided to the Company and other participating employers by each plan and is certified by the plan's actuary. A plan in the "red" zone has been determined to be in "critical status", based on criteria established under the Internal Revenue Code ("Code"), and is generally less than 65% funded. A plan in the "yellow" zone has been determined to be in "endangered status", based on criteria established under the Code, and is generally less than 80% funded. A plan in the "green" zone has been determined to be neither in "critical status" nor in "endangered status", and is generally at least 80% funded.

(c) The "FIP/RP Status Pending/Implemented" column indicates whether a Funding Improvement Plan, as required under the Code to be adopted by plans in the "yellow" zone, or a Rehabilitation Plan, as required under the Code to be adopted by plans in the "red" zone, is pending or has been implemented as of the end of the plan year that ended in 2012.

(d) The "Surcharge Imposed" column indicates whether the Company's contribution rate for 2012 included an amount in addition the contribution rate specified in the applicable collective bargaining agreement, as imposed by a plan in "critical status", in accordance with the requirements of the Code.

10. INCOME TAXES

The Company is responsible for filing consolidated U.S., foreign and combined, unitary or separate state income tax returns. The Company is responsible for paying the taxes relating to such returns, including any subsequent adjustments resulting from the redetermination of such tax liabilities by the applicable taxing authorities. The components of the income from operations before provision for income taxes for the Company's domestic and foreign operations for the years ended December 31 are provided below:

In thousands	For the year ended December 31, 2012	2011	2010
Domestic	$273,234	$161,108	$113,430
Foreign	104,124	94,206	73,397
Income from operations before income taxes	$377,358	$255,314	$186,827

Undistributed earnings of the Company's foreign subsidiaries amounted to approximately $404.1 million at December 31, 2012. Those earnings are considered to be indefinitely reinvested; accordingly, no provision for U.S. federal and state income taxes has been provided thereon. Upon repatriation of those earnings, in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries. Determination of the amount of unrecognized deferred U.S. income tax liability is not practicable due to the complexities associated with its hypothetical calculation. Withholding taxes of approximately $5.2 million would be payable upon remittance of all previously unremitted earnings at December 31, 2012.

The consolidated provision for income taxes included in the Statement of Income consisted of the following:

In thousands	For the year ended December 31, 2012	2011	2010
Current taxes			
Federal	$ 81,630	$ 57,272	$24,570
State	16,415	12,203	3,671
Foreign	27,000	32,285	19,239
	$125,045	$101,760	$47,480
Deferred taxes			
Federal	(2,203)	(10,591)	11,205
State	851	(2,326)	1,163
Foreign	1,933	(3,678)	3,880
	581	(16,595)	16,248
Total provision	$125,626	$ 85,165	$63,728

A reconciliation of the United States federal statutory income tax rate to the effective income tax rate on operations for the years ended December 31 is provided below:

In thousands	For the year ended December 31, 2012	2011	2010
U. S. federal statutory rate	35.0%	35.0%	35.0%
State taxes	2.8	2.3	2.0
Tax reserves	0.3	(0.5)	0.2
Foreign	(2.7)	(2.0)	(1.9)
Research and development credit	(0.2)	(0.9)	(1.0)
Manufacturing deduction	(2.1)	(1.6)	(1.2)
Other, net	0.2	1.1	1.0
Effective rate	33.3%	33.4%	34.1%

The "American Taxpayer Relief Act" retroactively extended the Research and Development tax credit and certain foreign tax provisions that expired for 2012. The benefit of these extenders, approximately $2.0 million, will not be recorded until the first quarter of 2013 when the bill is enacted.

Deferred income taxes result from temporary differences in the recognition of income and expense for financial and income tax reporting purposes. These deferred income taxes will be recognized as future tax benefits or costs when the temporary differences reverse.

Components of deferred tax assets and liabilities were as follows:

In thousands	December 31, 2012	2011
Deferred income tax assets:		
Accrued expenses and reserves	$ 38,288	$ 30,602
Warranty reserve	15,496	13,144
Deferred compensation/employee benefits	14,117	11,504
Pension and postretirement obligations	25,685	23,760
Inventory	9,841	9,518
Net operating loss carry forwards	4,744	3,011
Tax credit carry forwards	2,857	4,635
Gross deferred income tax assets	111,028	96,174
Valuation allowance	2,141	—
Total deferred income tax assets	108,887	96,174
Deferred income tax liabilities:		
Property, plant & equipment	24,273	23,018
Intangibles	112,431	87,784
Other	2,281	2,010
Total deferred income tax liabilities	138,985	112,812
Net deferred income tax liability	$ (30,098)	$ (16,638)

A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. In 2012, a $2.1 million valuation allowance for foreign carryforwards was recorded.

State and foreign tax credit carryforwards of approximately $2.8 million expire in various periods from December 31, 2014 to December 31, 2029. State net operating loss carryforwards in the amount of $50.0 million expire in various periods from December 31, 2014 to December 31, 2033.

As of December 31, 2012, the liability for income taxes associated with uncertain tax positions was $11.3 million, of which $3.7 million, if recognized, would favorably affect the Company's effective income tax rate. As of December 31, 2011, the liability for income taxes associated with uncertain tax positions was $8.2 million, of which $2.1 million, if recognized, would favorably affect the Company's effective tax rate. A reconciliation of the beginning and ending amount of the liability for income taxes associated with uncertain tax positions follows:

In thousands	2012	2011	2010
Gross liability for uncertain tax positions at beginning of year	$ 8,204	$ 9,974	$ 9,981
Gross increases—uncertain tax positions in prior periods	180	859	2,117
Gross decreases—uncertain tax positions in prior periods	—	—	(1,564)
Gross increases—current period uncertain tax positions	4,649	375	313
Gross decreases—audit settlements during year	(648)	(1,889)	(751)
Gross decreases—expiration of audit statute of limitations	(1,118)	(1,115)	(122)
Gross liability for uncertain tax positions at end of year	$11,267	$ 8,204	$ 9,974

The Company includes interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2011, the total interest and penalties accrued was approximately $2.5 million and $1.4 million, respectively. As of December 31, 2011, the total interest and penalties accrued was approximately $2.8 million and $1.5 million, respectively.

The Internal Revenue Service is currently auditing the 2009 and 2010 tax years. With limited exception, the Company is no longer subject to examination by various U.S. and foreign taxing authorities for years before 2009.

At this time, the Company believes that it is reasonably possible that unrecognized tax benefits of approximately $3.1 million may change within the next 12 months due to the expiration of statutory review periods and current examinations.

11. EARNINGS PER SHARE

The computation of earnings per share from operations is as follows:

In thousands, except per share	For the Year Ended December 31, 2012	2011	2010
Numerator			
Numerator for basic and diluted earnings per common share—net income attributable to Wabtec shareholders	$251,732	$170,149	$123,099
Less: dividends declared—common shares and non-vested restricted stock	(7,666)	(3,849)	(1,914)
Undistributed earnings	244,066	166,300	121,185
Percentage allocated to common shareholders (1)	99.5%	99.5%	99.5%
	242,846	165,469	120,579
Add: dividends declared—common shares	7,627	3,830	1,905
Numerator for basic and diluted earnings per common share	$250,473	$169,299	$122,484
Denominator			
Denominator for basic earnings per common share—weighted-average shares	47,734	47,820	47,597
Effect of dilutive securities:			
Assumed conversion of dilutive stock-based compensation plans	637	509	408
Denominator for diluted earnings per common share—adjusted weighted-average shares and assumed conversion	48,371	48,329	48,005
Net income per common share attributable to Wabtec shareholders			
Basic	$ 5.24	$ 3.54	$ 2.57
Diluted	$ 5.19	$ 3.51	$ 2.56
(1) Basic weighted-average common shares outstanding	47,734	47,820	47,597
Basic weighted-average common shares outstanding and non-vested restricted stock expected to vest	47,976	48,063	47,828
Percentage allocated to common shareholders	99.5%	99.5%	99.5%

Options to purchase approximately 19,000, 25,000, and 15,000 shares of Common Stock were outstanding in 2012, 2011 and 2010, respectively, but were not included in the computation of diluted earnings per share because the options' exercise price exceeded the average market price of the common shares.

12. STOCK-BASED COMPENSATION PLANS

As of December 31, 2012, the Company maintains employee stock-based compensation plans for stock options, restricted stock, and incentive stock awards as governed by the 2011 Stock Incentive Compensation Plan (the "2011 Plan") and the 2000 Stock Incentive Plan, as amended (the "2000 Plan"). The 2011 Plan has a 10 year term through March 27, 2021 and provides a maximum of 1,900,000 shares for grants or awards; no shares have been granted or awarded under this 2011 Plan as of December 31, 2012. The 2011 Plan was approved by stockholders of Wabtec on May 11, 2011. As of December 31, 2012, the number of shares available for future grants under the 2000 Plan was 89,640 shares. The Company also maintains a 1995 Non-Employee Directors' Fee and Stock Option Plan ("the Directors Plan"). The Directors Plan, as amended, authorizes a total of 500,000 shares of Common Stock to be issued. Under the Directors Plan options issued become exercisable over a three-year vesting period and expire ten years from the date of grant and restricted stock issued under the plan vests one year from the date of grant. As compensation for directors' fees for the years ended December 31, 2012, 2011 and 2010, the Company issued a total of 11,005, 11,636 and 18,302 shares of restricted stock to non-employee directors. The total number of shares issued under the plan as of December 31, 2012 was 402,943 shares. No awards may be made under the 2000 Plan or the Directors Plan subsequent to October 31, 2016.

Stock-based compensation expense was $19.8 million, $18.6 million and $11.8 million for the years ended December 31, 2012, 2011 and 2010, respectively. The Company recognized associated tax benefits related to the stock-based compensation plans of $5.9 million, $5.1 million and $3.0 million for the respective periods. Included in the stock-based compensation expense for 2012 above is $2.4 million of expense related to stock options, $4.8 million related to non-vested restricted stock, $606,000 related to restricted stock units, $11.2 million related to incentive stock awards and $800,000 related to awards issued for Directors' fees. At December 31, 2012, unamortized compensation expense related to those stock options, non-vested restricted shares and incentive stock awards expected to vest totaled $20.2 million and will be recognized over a weighted average period of 1.0 years.

Stock Options Stock options are granted to eligible employees and directors at the fair market value, which is the average of the high and low Wabtec stock price on the date of grant. Under the 2011 Plan and the 2000 Plan, options become exercisable over a four year vesting period and expire 10 years from the date of grant.

The following table summarizes the Company's stock option activity and related information for the 2011 Plan, the 2000 Plan and Directors Plan for the years ended December 31:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate intrinsic value (in thousands)
Outstanding at December 31, 2009	1,119,253	$23.89	6.1	$ 16,136
Granted	120,125	38.21		1,764
Exercised	(232,289)	14.02		(9,030)
Canceled	(8,700)	33.30		(170)
Outstanding at December 31, 2010	998,389	$27.83	6.2	$ 25,018
Granted	126,446	58.05		1,505
Exercised	(252,860)	19.38		(12,788)
Canceled	(9,583)	27.91		(403)
Outstanding at December 31, 2011	862,392	$34.74	6.5	$ 30,362
Granted	75,698	70.71		1,274
Exercised	(173,368)	25.56		(10,746)
Canceled	(31,883)	38.22		(1,573)
Outstanding at December 31, 2012	732,839	$40.48	6.3	$ 34,487
Exercisable at December 31, 2012	450,647	$33.34	6.1	$ 24,424

Options outstanding at December 31, 2012 were as follows:

Range of Exercise Prices	Number of Options Outstanding	Weighted Average Exercise Price of Options Outstanding	Weighted Average Remaining Contractual Life	Number of Options Currently Exercisable	Weighted Average Exercise Price of Options Currently Exercisable
Under $13.00	19,666	$10.77	0.2	19,666	$10.77
13.00 – 20.00	20,000	16.85	1.8	20,000	16.85
20.00 – 25.00	2,667	21.15	2.0	2,667	21.15
25.00 – 30.00	197,750	29.02	6.0	141,750	29.03
Over 30.00	492,756	47.33	6.9	266,564	38.66
	732,839	$40.48		450,647	$33.34

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	For the year ended December 31,		
	2012	2011	2010
Dividend yield	.23%	.08%	.10%
Risk-free interest rate	1.4%	3.0%	3.2%
Stock price volatility	45.0	45.6	46.1
Expected life *(years)*	5.0	5.0	5.0
Weighted average fair value of options granted during the year	$26.42	$23.20	$15.69

The dividend yield is based on the Company's dividend rate and the current market price of the underlying common stock at the date of grant. Expected life in years is determined from historical stock option exercise data. Expected volatility is based on the historical volatility of the Company's stock. The risk-free interest rate is based on the 7 year U.S. Treasury bond rates for the expected life of the option.

Restricted Stock and Incentive Stock Beginning in 2006 the Company adopted a restricted stock program. As provided for under the 2011 and 2000 Plans, eligible employees are granted restricted stock that generally vests over four years from the date of grant. Under the Directors Plan, restricted stock awards vest one year from the date of grant.

In addition, the Company has issued incentive stock awards to eligible employees that vest upon attainment of certain cumulative three-year performance goals. Based on the Company's performance for each three year period then ended, the incentive stock awards can vest and be awarded ranging from 0% to 200% of the initial incentive stock awards granted. The incentive stock awards included in the table below represent the number of shares that are expected to vest based on the Company's estimate for meeting those established performance targets. As of December 31, 2012, the Company estimates that it will achieve 200%, 200% and 126% for the incentive stock awards expected to vest based on performance for the three year periods ending December 31, 2012, 2013, and 2014, respectively, and has recorded incentive compensation expense accordingly. If our estimate of the number of these stock awards expected to vest changes in a future accounting period, cumulative compensation expense could increase or decrease and will be recognized in the current period for the elapsed portion of the vesting period and would change future expense for the remaining vesting period.

Compensation expense for the non-vested restricted stock and incentive stock awards is based on the closing price of the Company's common stock on the date of grant and recognized over the applicable vesting period.

The following table summarizes the restricted stock activity for the 2011Plan, the 2000 Plan and the Directors Plan, and incentive stock awards activity for the 2011 Plan and the 2000 Plan with related information for the years ended December 31:

	Non-Vested Restricted Stock	Incentive Stock Awards	Weighted Average Grant Date Fair Value
Outstanding at December 31, 2009	241,284	267,792	$31.65
Granted	160,427	158,492	39.17
Vested	(114,509)	(99,318)	33.36
Adjustment for incentive stock awards expected to vest	—	32,827	53.04
Canceled	(10,575)	(3,466)	34.94
Outstanding at December 31, 2010	276,627	356,327	$35.90
Granted	113,582	117,150	28.35
Vested	(112,330)	(67,342)	36.47
Adjustment for incentive stock awards expected to vest	—	242,226	46.12
Canceled	(3,270)	(1,999)	34.82
Outstanding at December 31, 2011	274,609	646,362	$44.04
Granted	111,980	118,660	70.89
Vested	(98,694)	(122,079)	35.73
Adjustment for incentive stock awards expected to vest	—	34,889	65.53
Canceled	(14,508)	(13,293)	45.04
Outstanding at December 31, 2012	273,387	664,539	$53.37

13. OTHER COMPREHENSIVE LOSS

The components of accumulated other comprehensive loss were:

In thousands	December 31, 2012	December 31, 2011
Foreign currency translation gain (loss)	$ 11,981	$ (2,447)
Unrealized loss on interest rate swap contracts, net of tax of $1,612 and $571	(2,459)	(871)
Pension benefit plans and post retirement benefit plans, net of tax of $(30,622) and $(29,836)	(63,086)	(57,579)
Total accumulated other comprehensive loss	$(53,564)	$(60,897)

14. OPERATING LEASES

The Company leases office and manufacturing facilities under operating leases with terms ranging from one to 15 years, excluding renewal options.

Total net rental expense charged to operations in 2012, 2011, and 2010 was $14.7 million, $13.4 million and $9.8 million respectively. The amounts above are shown net of sublease rentals of $0.2 million, $0.3 million and $0.2 million for the years 2012, 2011 and 2010, respectively.

Future minimum rental payments under operating leases with remaining non-cancelable terms in excess of one year are as follows:

In thousands	Real Estate	Equipment	Total
2013	$14,862	$991	$15,853
2014	12,547	417	12,964
2015	10,429	194	10,622
2016	9,532	29	9,561
2017	7,814	1	7,816
2018 and after	26,042	—	26,042

15. WARRANTIES

The following table reconciles the changes in the Company's product warranty reserve as follows:

	For the year ended December 31,	
In thousands	2012	2011
Balance at beginning of period	$ 50,640	$ 35,513
Warranty expense	23,015	19,884
Acquisitions	1,529	12,070
Warranty payments	(16,972)	(16,827)
Balance at end of period	$ 58,212	$ 50,640

16. PREFERRED STOCK

The Company's authorized capital stock includes 1,000,000 shares of preferred stock. The Board of Directors has the authority to issue the preferred stock and to fix the designations, powers, preferences and rights of the shares of each such class or series, including dividend rates, conversion rights, voting rights, terms of redemption and liquidation preferences, without any further vote or action by the Company's shareholders. The rights and preferences of the preferred stock would be superior to those of the common stock. At December 31, 2012 and 2011 there was no preferred stock issued or outstanding.

17. FAIR VALUE MEASUREMENT

ASC 820 "Fair Value Measurements and Disclosures" defines fair value, establishes a framework for measuring fair value and explains the related disclosure requirements. ASC 820 indicates, among other things, that a fair value measurement assumes that the transaction to sell an asset or transfer a liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability and defines fair value based upon an exit price model.

Valuation Hierarchy. ASC 820 establishes a valuation hierarchy for disclosure of the inputs to valuation used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument. Level 3 inputs are unobservable inputs based on the Company's assumptions used to measure assets and liabilities at fair value. A financial asset or liability's classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

The following table provides the liabilities carried at fair value measured on a recurring basis as of December 31, 2012, which are included in other current liabilities on the Consolidated Balance sheet:

In thousands	Total Carrying Value at December 31, 2012	Fair Value Measurements at December 31, 2012 Using		
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Interest rate swap agreement	4,070	—	4,070	—
Total	$4,070	$—	$4,070	$—

The following table provides the liabilities carried at fair value measured on a recurring basis as of December 31, 2011, which are included in other current liabilities on the Consolidated Balance sheet:

In thousands	Total Carrying Value at December 31, 2011	Fair Value Measurements at December 31, 2011 Using		
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Interest rate swap agreements	1,442	—	1,442	—
Total	$1,442	$—	$1,442	$—

As a result of our global operating activities the Company is exposed to market risks from changes in foreign currency exchange rates, which may adversely affect our operating results and financial position. When deemed appropriate, the Company minimizes these risks through entering into foreign currency forward contracts. The foreign currency forward contracts are valued using broker quotations, or market transactions in either the listed or over-the counter markets. As such, these derivative instruments are classified within level 2.

The Company's defined benefit pension plan assets consist primarily of equity security funds, debt security funds and temporary cash and cash equivalent investments. Generally, all plan assets are considered Level 2 based on the fair value valuation hierarchy (See Note 9 "Employee Benefit Plans" included herein).

18. COMMITMENTS AND CONTINGENCIES

The Company is subject to a variety of environmental laws and regulations governing discharges to air and water, the handling, storage and disposal of hazardous or solid waste materials and the remediation of contamination associated with releases of hazardous substances. The Company believes its operations currently comply in all material respects with all of the various environmental laws and regulations applicable to our business; however, there can be no assurance that environmental requirements will not change in the future or that we will not incur significant costs to comply with such requirements.

Under terms of the purchase agreement and related documents for the 1990 Acquisition, American Standard, Inc., now known as Trane ("Trane"), has indemnified the Company for certain items including, among other things, certain environmental claims the Company asserted prior to 2000. If Trane was unable to honor or meet these indemnifications, the Company would be responsible for such items. In the opinion of Management, Trane currently has the ability to meet its indemnification obligations.

Claims have been filed against the Company and certain of its affiliates in various jurisdictions across the United States by persons alleging bodily injury as a result of exposure to asbestos-containing products. Most of these claims have been made against our wholly owned subsidiary, Railroad Friction Products Corporation ("RFPC"), and are based on a product sold by RFPC prior to the time that the Company acquired any interest in RFPC.

Most of these claims, including all of the RFPC claims, are submitted to insurance carriers for defense and indemnity or to non-affiliated companies that retain the liabilities for the asbestos-containing products at issue. We cannot, however, assure that all these claims will be fully covered by insurance or that the indemnitors or insurers will remain financially viable. Our ultimate legal and financial liability with respect to these claims, as is the case with other pending litigation, cannot be estimated.

It is Management's belief that the potential range of loss for asbestos-related bodily injury cases is not reasonably determinable at present due to a variety of factors, including: (1) the asbestos case settlement history of the Company's wholly owned subsidiary, RFPC; (2) the unpredictable nature of personal injury litigation in general; and (3) the uncertainty of asbestos litigation in particular. Despite this uncertainty, and although the results of the Company's operations and cash flows for any given period could be adversely affected by asbestos-related lawsuits, Management believes that the final resolution of the Company's asbestos-related cases will not be material to the Company's overall financial position, results of operations and cash flows. In general, this belief is based upon: (1) Wabtec's and RFPC's history of settlements and dismissals of asbestos-related cases to date; (2) the inability of many plaintiffs to establish any exposure or causal relationship to RFPC's product; and (3) the inability of many plaintiffs to demonstrate any identifiable injury or compensable loss.

More specifically, as to RFPC, Management's belief that any losses due to asbestos-related cases would not be material is also based on the fact that RFPC owns insurance which provides coverage for asbestos-related bodily injury claims. To date, RFPC's insurers have provided RFPC with defense and indemnity in these actions. The overall number of new claims being filed against RFPC has dropped significantly in recent years; however, these new claims, and all previously filed claims, may take a significant period of time to resolve. As to Wabtec and its divisions, Management's belief that asbestos-related cases will not have a material impact is also based on its position that it has no legal liability for asbestos-related bodily injury claims, and that the former owners of Wabtec's assets retained asbestos liabilities for the products at issue. To date, Wabtec has been able to successfully defend itself on this basis, including two arbitration decisions and a judicial opinion, all of which confirmed Wabtec's position that it did not assume any asbestos liabilities from the former owners of certain Wabtec assets. Although Wabtec has incurred defense and administrative costs in connection with asbestos bodily injury actions, these costs have not been material, and the Company has no information that would suggest these costs would become material in the foreseeable future.

A competitor of the Company, Faiveley Transport USA, Inc. and certain of its affiliated entities, sued the Company in U.S. District Court for the Southern District of New York in May, 2010 alleging misappropriation of trade secrets and related claims stemming from an expired License Agreement. In April 2011 the court granted the plaintiffs' motion for partial summary judgment on several of their claims. Following a jury trial on damages plaintiffs were awarded $18.1 million, plus interest, and a final verdict in this amount was entered in July 2011. The Company recorded a charge in the second quarter of 2011 in the amount of $18.1 million. The Company appealed the verdict to the U.S. Court of Appeals for the Second Circuit. On February 6, 2013, the appellate court issued a summary order decreeing that the judgment awarding damages be vacated and remanded to the district court for a new trial limited to the issue of damages unless the Faiveley plaintiffs agreed to reduce the amount of damages previously awarded to $15 million, plus interest. No further proceedings have occurred since the date of the appellate court's order.

From time to time the Company is involved in litigation relating to claims arising out of its operations in the ordinary course of business. As of the date hereof, the Company is involved in no litigation that the Company believes will have a material adverse effect on its financial condition, results of operations or liquidity.

19. SEGMENT INFORMATION

Wabtec has two reportable segments—the Freight Segment and the Transit Segment. The key factors used to identify these reportable segments are the organization and alignment of the Company's internal operations, the nature of the products and services, and customer type. The business segments are:

Freight Segment primarily manufactures and services components for new and existing freight cars and locomotives, builds new switcher locomotives, rebuilds freight locomotives, supplies railway electronics, positive train control equipment, signal design and engineering services, and provides related heat exchange and cooling systems. Customers include large, publicly traded railroads, leasing companies, manufacturers of original equipment such as locomotives and freight cars, and utilities.

Transit Segment primarily manufactures and services components for new and existing passenger transit vehicles, typically subway cars and buses, builds new commuter locomotives and refurbishes subway cars. Customers include public transit authorities and municipalities, leasing companies, and manufacturers of subway cars and buses around the world.

The Company evaluates its business segments' operating results based on income from operations. Corporate activities include general corporate expenses, elimination of intersegment transactions, interest income and expense and other unallocated charges. Since certain administrative and other operating expenses and other items have not been allocated to business segments, the results in the following tables are not necessarily a measure computed in accordance with generally accepted accounting principles and may not be comparable to other companies.

Segment financial information for 2012 is as follows:

In thousands	Freight Segment	Transit Segment	Corporate Activities and Elimination	Total
Sales to external customers	$1,501,911	$ 889,211	$ —	$2,391,122
Intersegment sales/(elimination)	22,670	7,752	(30,422)	—
Total sales	$1,524,581	$ 896,963	$ (30,422)	$2,391,122
Income (loss) from operations	$ 316,127	$ 93,361	$ (17,209)	$ 392,279
Interest expense and other	—	—	(14,921)	(14,921)
Income (loss) from operations before income taxes	$ 316,127	$ 93,361	$ (32,130)	$ 377,358
Depreciation and amortization	26,436	16,583	1,117	44,136
Capital expenditures	25,095	8,688	2,218	36,001
Segment assets	1,895,512	1,599,835	(1,143,805)	2,351,542

Segment financial information for 2011 is as follows:

In thousands	Freight Segment	Transit Segment	Corporate Activities and Elimination	Total
Sales to external customers	$1,210,059	$ 757,578	$ —	$1,967,637
Intersegment sales/(elimination)	16,703	6,419	(23,122)	—
Total sales	$1,226,762	$ 763,997	$ (23,122)	$1,967,637
Income (loss) from operations	$ 225,282	$ 83,760	$ (38,341)	$ 270,701
Interest expense and other	—	—	(15,387)	(15,387)
Income (loss) from operations before income taxes	$ 225,282	$ 83,760	$ (53,728)	$ 255,314
Depreciation and amortization	29,216	14,864	769	44,849
Capital expenditures	24,118	11,857	1,996	37,971
Segment assets	1,799,385	1,102,370	(742,802)	2,158,953

Segment financial information for 2010 is as follows:

In thousands	Freight Segment	Transit Segment	Corporate Activities and Elimination	Total
Sales to external customers	$ 784,504	$722,508	$ —	$1,507,012
Intersegment sales/(elimination)	17,740	3,437	(21,177)	—
Total sales	$ 802,244	$725,945	$ (21,177)	$1,507,012
Income (loss) from operations	$ 122,127	$ 95,563	$ (14,880)	$ 202,810
Interest expense and other	—	—	(15,983)	(15,983)
Income (loss) from operations before income taxes	$ 122,127	$ 95,563	$ (30,863)	$ 186,827
Depreciation and amortization	26,336	11,580	670	38,586
Capital expenditures	11,765	8,016	1,062	20,843
Segment assets	1,543,839	903,879	(644,637)	1,803,081

The following geographic area data as of and for the years ended December 31, 2012, 2011 and 2010, respectively, includes net sales based on product shipment destination and long-lived assets, which consist of plant, property and equipment, net of depreciation, resident in their respective countries:

In thousands	Net Sales			Long-Lived Assets		
	2012	2011	2010	2012	2011	2010
United States	$1,199,294	$1,051,372	$ 815,001	$131,850	$126,837	$125,081
United Kingdom	255,326	182,653	130,346	28,905	21,046	6,747
Canada	194,493	157,379	172,509	11,043	12,982	16,290
Australia	191,994	106,254	76,168	5,151	5,075	5,373
Mexico	139,089	104,384	45,079	4,886	5,281	5,946
Brazil	96,620	70,786	15,828	1,082	893	709
France	42,310	35,199	14,039	3,564	15	8
Italy	39,462	50,412	41,653	20,926	21,937	19,801
Germany	38,574	33,452	29,992	12,914	13,211	14,203
China	28,886	20,641	30,052	7,555	6,248	2,925
Other international	165,074	155,105	136,345	16,212	8,497	9,142
Total	$2,391,122	$1,967,637	$1,507,012	$244,088	$222,022	$206,225

Export sales from the Company's United States operations were $579.6 million, $410.6 million and $327.2 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Sales by product are as follows:

In thousands	2012	2011	2010
Specialty Products & Electronics	$1,094,148	$ 880,030	$ 516,595
Brake Products	527,399	497,968	444,439
Remanufacturing, Overhaul & Build	496,883	331,787	272,527
Other Transit Products	197,634	195,251	220,152
Other	75,058	62,601	53,299
Total Sales	$2,391,122	$1,967,637	$1,507,012

20. FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values and related carrying values of the Company's financial instruments are as follows:

In thousands	2012		2011	
	Carry Value	Fair Value	Carry Value	Fair Value
Interest rate swap agreement	$ 4,070	$ 4,070	$ 1,442	$ 1,442
6.875% senior notes	150,000	154,125	150,000	156,400

The fair value of the Company's interest rate swap agreement and senior notes were based on dealer quotes and represent the estimated amount the Company would pay to the counterparty to terminate the agreements.

21. GUARANTOR SUBSIDIARIES FINANCIAL INFORMATION

Effective August 2003, the Company issued $150 million of Senior Notes due in 2013 ("the Notes"). On November 7, 2011, the Company refinanced its existing revolving credit and term loan facility due in 2016 ("the Bank Debt"). The obligations under the Note and the Bank Debt are fully and unconditionally guaranteed by all U.S. subsidiaries as guarantors. In accordance with positions established by the Securities and Exchange Commission, the following shows separate financial information with respect to the parent, the guarantor subsidiaries and the non-guarantor subsidiaries. The principal elimination entries eliminate investment in subsidiaries and certain intercompany balances and transactions.

Balance Sheet for December 31, 2012:

In thousands	Parent	Guarantors	Non-Guarantors	Elimination	Consolidated
Cash and cash equivalents	$ 22,335	$ 5,473	$ 187,958	$ —	$ 215,766
Accounts receivable	1,210	213,895	174,810	—	389,915
Inventories	—	278,610	128,429	—	407,039
Other current assets	63,496	5,400	11,322	—	80,218
Total current assets	87,041	503,378	502,519	—	1,092,938
Property, plant and equipment, net	4,685	127,165	112,238	—	244,088
Goodwill	7,980	402,510	255,532	—	666,022
Investment in Subsidiaries	3,146,931	279,731	—	(3,426,662)	—
Other intangibles, net	—	169,374	138,947	—	308,321
Other long term assets	(10,491)	4,309	46,355	—	40,173
Total assets	$3,236,146	$ 1,486,467	$1,055,591	$(3,426,662)	$2,351,542
Current liabilities	$ 64,404	$ 321,675	$ 166,980	$ —	$ 553,059
Intercompany	1,506,541	(1,598,419)	91,878	—	—
Long-term debt	317,000	168	685	—	317,853
Other long term liabilities	66,184	37,845	94,584	—	198,613
Total liabilities	1,954,129	(1,238,731)	354,127	—	1,069,525
Stockholders' equity	1,282,017	2,725,198	701,464	(3,426,662)	1,282,017
Total Liabilities and Stockholders' Equity	$3,236,146	$ 1,486,467	$1,055,591	$(3,426,662)	$2,351,542

Balance Sheet for December 31, 2011:

In thousands	Parent	Guarantors	Non-Guarantors	Elimination	Consolidated
Cash and cash equivalents	$ 75,621	$ 14,024	$195,970	$ —	$ 285,615
Accounts receivable	186	196,909	149,186	—	346,281
Inventories	—	250,280	97,894	—	348,174
Other current assets	59,990	5,989	9,733	—	75,712
Total current assets	135,797	467,202	452,783	—	1,055,782
Property, plant and equipment, net	3,655	123,182	95,185	—	222,022
Goodwill	7,980	399,419	180,132	—	587,531
Investment in Subsidiaries	2,675,378	183,357	—	(2,858,735)	—
Other intangibles, net	—	174,351	83,004	—	257,355
Other long term assets	(9,946)	5,640	40,569	—	36,263
Total assets	$2,812,864	$ 1,353,151	$851,673	$(2,858,735)	$2,158,953
Current liabilities	$ 72,396	$ 282,671	$186,318	$ —	$ 541,385
Intercompany	1,222,650	(1,303,441)	80,791	—	—
Long-term debt	395,000	198	607	—	395,805
Other long term liabilities	75,174	33,790	65,155	—	174,119
Total liabilities	1,765,220	(986,782)	332,871	—	1,111,309
Stockholders' equity	1,047,644	2,339,933	518,802	(2,858,735)	1,047,644
Total Liabilities and Stockholders' Equity	$2,812,864	$ 1,353,151	$851,673	$(2,858,735)	$2,158,953

Income Statement for the Year Ended December 31, 2012:

In thousands	Parent	Guarantors	Non-Guarantors	Elimination (1)	Consolidated
Net sales	$ —	$ 1,658,638	$ 898,797	$(166,313)	$ 2,391,122
Cost of sales	(884)	(1,071,389)	(692,975)	68,693	(1,696,555)
Gross (loss) profit	(884)	587,249	205,822	(97,620)	694,567
Total operating expenses	(62,972)	(154,262)	(85,054)	—	(302,288)
(Loss) income from operations	(63,856)	432,987	120,768	(97,620)	392,279
Interest (expense) income, net	(21,562)	5,608	1,703	—	(14,251)
Other income (expense), net	38,842	(8,123)	(31,389)	—	(670)
Equity earnings (loss)	380,515	62,463	—	(442,978)	—
Pretax income (loss)	333,939	492,935	91,082	(540,598)	377,358
Income tax expense	(82,207)	(13,963)	(29,456)	—	(125,626)
Net income (loss) attributable to Wabtec shareholders	$251,732	$ 478,972	$ 61,626	$(540,598)	$ 251,732
Comprehensive income (loss) attributable to Wabtec shareholders	$244,637	$ 478,972	$ 76,054	$(540,598)	$ 259,065

Income Statement for the Year Ended December 31, 2011:

In thousands	Parent	Guarantors	Non-Guarantors	Elimination (1)	Consolidated
Net sales	$ —	$1,382,319	$ 726,414	$(141,096)	$ 1,967,637
Cost of sales	(2,332)	(890,532)	(562,659)	58,310	(1,397,213)
Gross (loss) profit	(2,332)	491,787	163,755	(82,786)	570,424
Total operating expenses	(81,491)	(142,766)	(75,466)	—	(299,723)
(Loss) income from operations	(83,823)	349,021	88,289	(82,786)	270,701
Interest (expense) income, net	(22,202)	4,680	2,515	—	(15,007)
Other income (expense), net	24,247	(1,299)	(23,328)	—	(380)
Equity earnings (loss)	299,719	53,247	—	(352,966)	—
Pretax income (loss)	217,941	405,649	67,476	(435,752)	255,314
Income tax expense	(47,792)	(13,153)	(24,220)	—	(85,165)
Net income (loss) attributable to Wabtec shareholders	$170,149	$ 392,496	$ 43,256	$(435,752)	$ 170,149
Comprehensive income (loss) attributable to Wabtec shareholders	$160,043	$ 392,496	$ 30,542	$(435,752)	$ 147,329

Income Statement for the Year Ended December 31, 2010:

In thousands	Parent	Guarantors	Non-Guarantors	Elimination (1)	Consolidated
Net sales	$ —	$1,089,937	$ 497,851	$ (80,776)	$ 1,507,012
Cost of sales	1,152	(725,704)	(383,975)	50,593	(1,057,934)
Gross profit (loss)	1,152	364,233	113,876	(30,183)	449,078
Total operating expenses	(46,891)	(135,745)	(63,632)	—	(246,268)
(Loss) income from operations	(45,739)	228,488	50,244	(30,183)	202,810
Interest (expense) income, net	(22,749)	5,911	915	—	(15,923)
Other income (expense), net	4,928	1,139	(6,127)	—	(60)
Equity earnings (loss)	215,042	34,613	—	(249,655)	—
Pretax income (loss)	151,482	270,151	45,032	(279,838)	186,827
Income tax expense	(28,383)	(13,461)	(21,884)	—	(63,728)
Net income (loss) attributable to Wabtec shareholders	$123,099	$ 256,690	$ 23,148	$(279,838)	$ 123,099
Comprehensive income (loss) attributable to Wabtec shareholders	$118,201	$ 256,690	$ 20,515	$(279,838)	$ 115,568

Condensed Statement of Cash Flows for the Year Ended December 31, 2012:

In thousands	Parent	Guarantors	Non-Guarantors	Elimination	Consolidated
Net cash provided by (used in) operating activities	$ 75,464	$ 499,168	$ 203,404	$(540,598)	$ 237,438
Net cash used in investing activities	(4,084)	(28,623)	(152,237)	—	(184,944)
Net cash (used in) provided by financing activities	(124,666)	(479,096)	(61,559)	540,598	(124,723)
Effect of changes in currency exchange rates	—	—	2,380	—	2,380
Decrease in cash	(53,286)	(8,551)	(8,012)	—	(69,849)
Cash, beginning of period	75,621	14,024	195,970	—	285,615
Cash, end of period	$ 22,335	$ 5,473	$ 187,958	$ —	$ 215,766

Condensed Statement of Cash Flows for the Year Ended December 31, 2011:

In thousands	Parent	Guarantors	Non-Guarantors	Elimination	Consolidated
Net cash provided by (used in) operating activities	$ 86,089	$ 444,510	$153,779	$(435,752)	$ 248,626
Net cash used in investing activities	(6,125)	(51,156)	(88,901)	—	(146,182)
Net cash (used in) provided by financing activities	(47,057)	(392,556)	(42,898)	435,752	(46,759)
Effect of changes in currency exchange rates	—	—	(7,011)	—	(7,011)
Increase in cash	32,907	798	14,969	—	48,674
Cash, beginning of period	42,714	13,226	181,001	—	236,941
Cash, end of period	$ 75,621	$ 14,024	$195,970	$ —	$ 285,615

Condensed Statement of Cash Flows for the Year Ended December 31, 2010:

In thousands	Parent	Guarantors	Non-Guarantors	Elimination	Consolidated
Net cash provided by (used in) operating activities	$ 5,719	$ 381,874	$ 68,381	$(279,838)	$ 176,136
Net cash used in investing activities	(1,062)	(124,006)	(31,187)	—	(156,255)
Net cash provided by (used in) financing activities	26,031	(256,766)	(23,255)	279,838	25,848
Effect of changes in currency exchange rates	—	—	2,553	—	2,553
Increase in cash	30,688	1,102	16,492	—	48,282
Cash, beginning of period	12,026	12,124	164,509	—	188,659
Cash, end of period	$42,714	$ 13,226	$181,001	$ —	$ 236,941

22. OTHER INCOME (EXPENSE)

The components of other expense are as follows:

In thousands	For the year ended December 31,		
	2012	**2011**	**2010**
Foreign currency loss	$(134)	$(2,041)	$(978)
Other miscellaneous (expense) income	(536)	1,661	918
Total other (expense) income	$(670)	$ (380)	$ (60)

23. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

In thousands, except per share data	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2012				
Net sales	$583,309	$609,820	$587,593	$610,400
Gross profit	169,381	173,427	171,279	180,480
Income from operations	94,110	100,865	96,842	100,462
Net income attributable to Wabtec shareholders	59,261	64,712	62,994	64,765
Basic earnings from operations per common share	$ 1.24	$ 1.35	$ 1.32	$ 1.35
Diluted earnings from operations per common share	$ 1.22	$ 1.33	$ 1.30	$ 1.34
2011				
Net sales	$455,259	$478,899	$498,840	$534,639
Gross profit	133,195	142,744	147,151	147,334
Income from operations (1)	66,377	56,362	75,453	72,509
Net income attributable to Wabtec shareholders (2)	40,952	36,334	46,600	46,263
Basic earnings from operations per common share	$ 0.85	$ 0.75	$ 0.97	$ 0.96
Diluted earnings from operations per common share	$ 0.85	$ 0.75	$ 0.96	$ 0.96

The Company operates on a four-four-five week accounting quarter, and the quarters end on or about March 31, June 30 and September 30. The fiscal year ends on December 31.

(1) The second quarter of 2011 includes an $18.1 million charge for a court ruling.

(2) The second quarter of 2011 includes tax benefits of $1.7 million primarily related to resolving certain tax issues from prior periods that have been closed from further regulatory examination. The third quarter of 2012 includes tax benefits of $1.7 million due to claims for refund.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION

Date: February 22, 2013

By: /s/ ALBERT J. NEUPAVER

Albert J. Neupaver,
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Company and in the capacities and on the dates indicated.

Signature and Title	Date
By /s/ ALBERT J. NEUPAVER **Albert J. Neupaver,** **President, Chief Executive Officer and Director** **(Principal Executive Officer)**	February 22, 2013
By /s/ ALVARO GARCIA-TUNON **Alvaro Garcia-Tunon,** **Executive Vice President and Chief Financial Officer** **(Principal Financial Officer)**	February 22, 2013
By /s/ PATRICK D. DUGAN **Patrick D. Dugan,** **Senior Vice President, Finance and Corporate Controller** **(Principal Accounting Officer)**	February 22, 2013
By /s/ WILLIAM E. KASSLING **William E. Kassling,** **Chairman of the Board and Director**	February 22, 2013
By /s/ ROBERT J. BROOKS **Robert J. Brooks,** **Director**	February 22, 2013
By /s/ EMILIO A. FERNANDEZ **Emilio A. Fernandez,** **Director**	February 22, 2013
By /s/ LEE B. FOSTER, II **Lee B. Foster, II,** **Director**	February 22, 2013
By /s/ BRIAN P. HEHIR **Brian P. Hehir,** **Director**	February 22, 2013
By /s/ MICHAEL W. D. HOWELL **Michael W. D. Howell,** **Director**	February 22, 2013

Signature and Title	Date
By /s/ NICKOLAS W. VANDE STEEG **Nickolas W. Vande Steeg,** **Director**	February 22, 2013
By /s/ GARY C. VALADE **Gary C. Valade,** **Director**	February 22, 2013

SCHEDULE II

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION

VALUATION AND QUALIFYING ACCOUNTS
For each of the three years ended December 31

In thousands	Balance at beginning of period	Charged/ (credited) to expense	Charged to other accounts (1)	Deductions from reserves (2)	Balance at end of period
2012					
Warranty and overhaul reserves	$50,640	$23,015	$ 1,529	$16,972	$58,212
Allowance for doubtful accounts	8,406	2,484	72	4,306	6,656
Valuation allowance-taxes	—	2,141	—	—	2,141
Merger and restructuring reserve	960	—	—	124	836
2011					
Warranty and overhaul reserves	$35,513	$19,884	$12,070	$16,827	$50,640
Allowance for doubtful accounts	7,503	5,047	—	4,144	8,406
Valuation allowance-taxes	2,471	(2,471)	—	—	—
Merger and restructuring reserve	1,070	—	12	122	960
2010					
Warranty and overhaul reserves	$29,207	$22,841	$ 215	$16,750	$35,513
Allowance for doubtful accounts	7,328	7,540	(16)	7,349	7,503
Valuation allowance-taxes	2,121	350	—	—	2,471
Merger and restructuring reserve	1,336	—	(36)	230	1,070

(1) Reserves of acquired/(sold) companies; valuation allowances for state and foreign deferred tax assets; impact of fluctuations in foreign currency exchange rates.

(2) Actual disbursements and/or charges.

EXHIBIT INDEX

Exhibits		Filing Method
3.1	Restated Certificate of Incorporation of the Company dated January 30, 1995, as amended December 31, 2003	11
3.2	Amended and Restated By-Laws of the Company, effective February 15, 2011	10
4.1(a)	Indenture with the Bank of New York as Trustee dated as of August 6, 2003	3
4.1(b)	Resolutions Adopted July 23, 2003 by the Board of Directors establishing the terms of the offering of up to $150,000,000 aggregate principal amount of 6.875% Senior Notes due 2013	3
4.2	Purchase Agreement, dated July 23, 2003, by and between the Company and the initial purchasers	3
4.3	Exchange and Registration Rights Agreement, dated August 6, 2003	3
10.1	Agreement of Sale and Purchase of the North American Operations of the Railway Products Group, an operating division of American Standard Inc. (now known as Trane), dated as of 1990 between Rail Acquisition Corp. and American Standard Inc. (only provisions on indemnification are reproduced)	2
10.2	Letter Agreement (undated) between the Company and American Standard Inc. (now known as Trane) on environmental costs and sharing	2
10.3	Purchase Agreement dated as of June 17, 1992 among the Company, Schuller International, Inc., Manville Corporation and European Overseas Corporation (only provisions on indemnification are reproduced)	2
10.4	Westinghouse Air Brake Company 1995 Non-Employee Directors' Fee and Stock Option Plan, as amended	5
10.5	Westinghouse Air Brake Technologies Corporation 2000 Stock Incentive Plan, as amended *	5
10.6	Employment Agreement with Albert J. Neupaver, dated February 1, 2006 *	4
10.7	Form of Restricted Stock Agreement	1
10.8	Westinghouse Air Brake Technologies Corporation 2011 Stock Incentive Plan *	6
10.9	Stock Purchase Agreement, by and among the Company, Standard Car Truck Company and Robclif, Inc., dated September 12, 2008	7
10.10	Refinancing Credit Agreement by and among the Company, the Guarantors, various lenders, Citizens Bank of Pennsylvania, PNC Bank, National Association, PNC Capital Markets LLC, J.P. Morgan Securities, Inc., JP Morgan Chase Bank, Bank of America, N.A., Branch Banking and Trust Company, The Bank of Toyko-Mitsubish UFJ, Ltd., the Bank of Nova Scotia and First Commonwealth Bank, dated as of November 7, 2011	8
10.11	Form of Employment Continuation Agreement entered into by the Company with Albert J. Neupaver, Alvaro Garcia-Tunon, Raymond T. Betler, Charles F. Kovac, R. Mark Cox, David L. DeNinno, Patrick D. Dugan, Scott E. Wahlstrom and Timothy R. Wesley*	9

Exhibits		Filing Method
10.12	Wabtec Corporation Deferred Compensation Plan for Executive Officers and Directors as adopted December 10, 2009	1
10.13	Form of Agreement for Nonstatutory Stock Option under the 1995 Non-Employee Directors' Fee and Stock Option Plan, as amended	1
10.14	Form of Agreement for Nonstatutory Stock Options under 2000 Stock Incentive Plan, as amended	1
10.15	Form of Agreement for Nonstatutory Stock Options under 2011 Stock Incentive Plan as amended	1
21	List of subsidiaries of the Company	1
23.1	Consent of Ernst & Young LLP	1
31.1	Rule 13a-14(a)/15d-14(a) Certifications	1
31.2	Rule 13a-14(a)/15d-14(a) Certifications	1
32.1	Section 1350 Certifications	1
101.INS**	XBRL Instance Document.	1
101.SCH**	XBRL Taxonomy Extension Calculation Linkbase Document	1
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document	1
101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document.	1
101.LAB**	XBRL Taxonomy Extension Label Linkbase Document	1
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document	1

1 Filed herewith.
2 Filed as an exhibit to the Company's Registration Statement on Form S-1 (File No. 33-90866).
3 Filed as an exhibit to the Company's Registration Statement on Form S-4 (File No. 333-110600).
4 Filed as an exhibit to the Company's Quarterly Report on Form 10-Q (File No. 033-90866) for the period ended March 31, 2006.
5 Filed as an Annex to the Company's Schedule 14A Proxy Statement (File No. 033-90866) filed on April 13, 2006.
6 Filed as an Annex to the Company's Schedule 14A Proxy Statement (File No. 033-90866) filed on March 31, 2011.
7 Filed as an exhibit to the Company's Quarterly Report on Form 10-Q (File No. 033-90866) for the period ended September 30, 2008.
8 Filed as an exhibit to the Company's Current Report on Form 8-K (File No. 033-90866) Dated November 7, 2011.
9 Filed as an exhibit to the Company's Current Report on Form 8-K (File No. 033-90866) dated July 2, 2009.
10 Filed as an exhibit to the Company's Current Report on Form 8-K (File No. 033-90866), dated February 22, 2011.
11 Filed as an exhibit to the Company's Annual Report on Form 10-K (File No. 033-90866), dated February 25, 2011.
* Management contract or compensatory plan.
** Users of this data are advised pursuant to Rule 406T of Regulation S-T that this interactive data file is deemed not filed or part of a registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of section 18 of the Securities and Exchange Act of 1934, and otherwise is not subject to liability under these sections.

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BOARD OF DIRECTORS

William E. Kassling
Chairman

Emilio A. Fernandez (1,3)
Vice Chairman

Albert J. Neupaver
President and
Chief Executive Officer
Wabtec Corporation

Robert J. Brooks (1,3)
Former Chief
Financial Officer
Wabtec Corporation

Lee B. Foster II (1,2)
Chairman
L.B. Foster Co.

Brian P. Hehir (1,2)
Former Vice Chairman
Investment Banking
Merrill Lynch

Michael W. D. Howell (2,3)
Former Chief
Executive Officer
Transport Initiatives
Edinburgh Limited

Gary C. Valade (1)
Former Executive
Vice President
DaimlerChrysler

Nickolas W. Vande Steeg (2,3)
Former President
Parker Hannifin Corporation

(1) Audit Committee
(2) Compensation Committee
(3) Nominating and Corporate Governance Committee

EXECUTIVE MANAGEMENT

Albert J. Neupaver
President and
Chief Executive Officer

Alvaro Garcia-Tunon
Executive Vice President
and Chief Financial
Officer

Raymond T. Betler
Chief Operating Officer

Charles F. Kovac
Senior Vice President,
Group Executive

R. Mark Cox
Senior Vice President,
Corporate Development

David L. DeNinno
Senior Vice President,
General Counsel and
Secretary

Patrick D. Dugan
Senior Vice President,
Finance and
Corporate Controller

Scott E. Wahlstrom
Senior Vice
President,
Human Resources

Robert C. Bourg
Vice President,
Group Executive

Karl-Heinz Colmer
Vice President,
Group Executive

David J. Meyer
Vice President, Group
Executive

Timothy R. Wesley
Vice President,
Investor Relations and
Corporate Communications

OPERATING MANAGEMENT

Darren J. Beatty
Vice President and
General Manager,
Wabtec Rubber Products

Bruce M. Beveridge
Vice President and
General Manager,
Wabtec Railway
Electronics

Christiaan D. Bezuidenhout
Managing Director,
Wabtec South Africa

David A. Bode
Vice President and
General Manager,
Durox

Michael B. Bratcher
Vice President,
Signal and Train
Management Systems

Michael R. Bruneau
Vice President and
General Manager,
Wabtec Global Services

Greg S. Cody
Vice President and
General Manager,
Vapor Rail

Yao Cui
Managing Director,
Wabtec China

Tapas Das Gupta
Managing Director,
InTrans Engineering

Vittorio De Soccio
Managing Director,
CoFren

Robert F. Dezzi
Vice President and
General Manager,
Wabtec Passenger
Transit

Robert D. Dimsa
Vice President,
Locomotive Products

Danny Dolzadelli
Managing Director,
Wabtec Australia

Simon T. Dutton
Managing Director,
Bearward
Engineering

Michael E. Fetsko III
Vice President and
General Manager,
Freight Pneumatics

John Fink
Vice President,
Sales and Marketing

Herbert Freudenberg
Vice President,
Friction Technology

Robert R. Gallant
Vice President and
General Manager,
Vapor Bus
International

Paul Griffin
Managing Director,
Brush Traction

Dirk Herkrath
Vice President,
Sales and Marketing

Matthew P. Jarusinski
Vice President and
General Manager,
Railroad Friction
Products Corp.

W. Kent Jones
Vice President,
Supply Chain

Chris Katakouzinos
Managing Director,
FIP

Mickey J. Korzeniowski
Vice President and
General Manager,
Freight Car Products

Kash C. Krishnarao
Vice President,
Rail Control Systems

Gary E. Kujala
Vice President and
General Manager,
Xorail

Jeffrey S. Langer
Vice President,
Wabtec Performance
System

Gregory C. Lewis
Vice President and
General Manager,
Unifin International

Renata Muramatsu
Managing Director,
Winco

Robert G. Oehler
Managing Director,
Wabtec Europe

Mark J. Pace
Vice President,
Sales and Marketing

Giuseppe A. Poli
Managing Director,
POLI

Junyi Qu
Managing Director,
Huaxia

Janice L. Rivera
Vice President and
General Manager,
Ricon

Juergen Schroeder
Managing Director,
Becorit

Robert M. Sehnert
Vice President,
Global Services

Selim Simbil
Managing Director,
MZT

Geoff D. Smith
Vice President,
Radiator and Heat
Exchanger

Jeffrey W. Stearns
Vice President,
Sales and Marketing

Andrew R. Thacker
Managing Director,
Napier Turbochargers

Michael A. Trivisonno
Vice President and
General Manager,
Swiger Coil Systems

David Waller
Managing Director,
LH Group

Mark S. Warner
Vice President and
General Manager,
MotivePower

Chris J. Weatherall
Managing Director,
Wabtec Rail

Warren J. White
Regional Managing Director,
Australia

John D. Whiteford
Vice President,
Bus Components

Arne J. Wijnmaalen
Managing Director,
Mors Smitt

Ronald L. Witt
Vice President,
International Sales and
Marketing

THE 2012 GEORGE WESTINGHOUSE PERFORMANCE AWARD WINNERS

President's Cup
Gold: Wabtec Global Services
Silver: Wabtec Global Services, MotivePower
Bronze: Wabtec Rail, Poli, Becorit

Wabtec Performance System
Unifin, Wabtec de Mexico

Safety
Wabtec de Mexico

Quality
Wabtec Australia, Wabtec Passenger Transit

Global and Market Expansion
Wabtec Rail, Poli, Becorit

New Products
Wabtec Global Services

Customer Service
Railroad Friction Products, Wabtec Global Services

Aftermarket
Wabtec Global Services, MotivePower